FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on December 25, 2011 relating to the convening of a special general meeting of shareholders of the Registrant on February 1, 2012.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 27, 2011

3

Elron Electronic Industries Ltd.
(the “Company”, "Elron")

Re: Immediate Report pursuant to the Israel Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001, and
Notice pursuant to the Israel Companies Law, 5759-1999 regarding the
Convening of a Special General Meeting of the Company's Shareholders

An immediate report (the "Report") is hereby given pursuant to the Israel Companies Law, 5759-1999 (the "Companies Law"), the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Report Regulations") and pursuant to the Israel Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 ("Transaction with a Controlling Shareholder Regulations"), regarding the convening of a special general meeting of the Company's shareholders, which will be held on February 1, 2012 at 10:30 a.m. at the Company's offices at 3 Azrieli Center, Triangular Tower, 42nd Floor, Tel Aviv, on whose agenda will be the issues described in this Report below.

1.	The Issues on the Agenda and a Summary of the Proposed Resolutions in respect thereof:

1.1.
To approve the amendment and extension of the Company's engagement with Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of the Company, in a service agreement for an additional period of three years from May 1, 2012.

1.2.
To approve, in advance, the Company's engagement in a "directors and officers" insurance policy from July 1, 2012 (the date of expiration of the present insurance policy in which the Company engaged) through Clal Insurance Company. Ltd. ("Clal", "Commencement of the First Insurance Period"), or through another insurer, for a period to be determined (the "First Insurance Period"), and to approve, in advance, the Company's engagement in an insurance policy as stated in this section after expiration of the First Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to the directors and officers, as shall serve at the Company and at the group from time to time, including officers who are controlling shareholders or their relatives, subject to the terms and conditions specified in the Report. This resolution will remain in effect for a period of three years from the date of Commencement of the First Insurance Period.

1.3.
To approve an amendment to the Company's Articles of Association  ("Articles") as marked in Sections 1, 19, 52, 97, 104, 111, 138-142 (inclusive) in the amended form of the Articles, which is attached hereto as Annex B, which mainly concern expansion of the provisions of the Articles that pertain to indemnification and insurance of officers, as permitted in accordance with the changes in the Companies Law and with other legislation on matters pertaining to indemnification and insurance, as well as adaptation of the provisions of the Articles to additional changes that have occurred in the Companies Law.

1.4.
To approve the granting of letters of indemnification in the new form attached hereto as Annex C (the "New Letter of Indemnification"), to all of the directors who serve and will serve from time to time in the Company, and to officers of the Company (including directors) who serve and/or shall serve therein from time to time and who are and/or whose relatives are controlling shareholders of the Company at the time of this Report and/or in the granting of which the controlling shareholders of the Company may have a personal interest, as specified herein, subject to approval of the resolution to amend the Company's Articles, as proposed in Section 1.3 above. Insofar as the resolution to grant new letters of indemnification as stated in this section shall be approved, the letters of indemnification shall remain in effect until 1 February 2021, with the exception of letters of indemnification that shall be granted to directors and to officers who are controlling shareholders or their relatives, which will remain in effect for three years, commencing on the date of the approval of the general meeting which is hereby summoned.

1.5.
To approve anew the granting of an advance exemption from liability by the Company to officers of the Company (including directors) who serve and/or shall serve therein from time to time and who are and/or whose relatives are controlling shareholders of the Company at the time of this Report ("Officers from among Controlling Shareholders") and/or in the granting of which the controlling shareholders of the Company may have a personal interest. Insofar as the resolution to grant the exemption shall be approved, the exemption shall remain valid until 1 February 2021 except for the exemption to be granted to Officers from among Controlling Shareholders which will remain valid for a period of three years commencing on the date of approval of the general meeting that is hereby convened.

It is hereby clarified that the exemption from liability being brought for approval anew with respect to Officers from among Controlling Shareholders is identical to the exemption from liability already granted to other officers and directors as approved by the general meeting of shareholders of the Company in 2001 (following approval of the audit committee and board of directors).

1.6.
To grant "phantom" options to purchase 375,772 Series F preferred shares of Pocared Diagnostics Ltd ("Pocared") from the Company to the Chairman of the Company, Mr. Arie Mientkavich, on the terms and conditions detailed in this Report below.

Part A – Details required pursuant to the Transaction with a Controlling Shareholder Regulations

2.
With respect to the issues stated in Sections 1.1, 1.2, 1.3, 1.4 and 1.5, set forth below is a summary of the engagements and the main terms and conditions thereof pursuant to the provisions of the Transaction with a Controlling Shareholder Regulations

2.1.	Amendment and Extension of the Company's Engagement with DIC in a Services Agreement

It is proposed to approve the extension and amendment of the Company's engagement with Discount Investment Corporation Ltd ("DIC"), a controlling shareholder of the Company, in a services agreement for an additional period of three years from May 1, 2012, whereby the Company receives from DIC management and administration services that include CEO, CFO, comptroller, general counsel, company secretary, junior employee and administration employee services (the "Services Agreement"). The services do not include chairman of the board services and other HQ services. For further details, see Section 2 of the Report.

2.2.	Engagement in a "Directors and Officers" Insurance Policy

It is proposed to approve, in advance, the Company's engagement in a "directors and officers" insurance policy from July 1, 2012 (the date of expiration of the present insurance policy in which the Company engaged) through Clal Insurance Co. Ltd. ("Clal", "Commencement of the First Insurance Period"), an affiliate of Elron, which is controlled by IDB Development Corporation Ltd., the indirect controlling shareholder of the Company, or through another insurer, for a period to be determined (the "First Insurance Period"), and to approve, in advance, the Company's engagement in an insurance policy as stated in this section after expiration of the First Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to the directors and officers, as shall serve at the Company and at the group from time to time, including officers who are controlling shareholders or their relatives, subject to the terms and conditions specified in the Report. This resolution will remain in effect for a period of three years from the date of Commencement of the First Insurance Period. For further details, see Section 3 of the Report.

2.3.	Approval of Amendment to the Company's Articles of Association

It is proposed to approve the amendment to the Company's articles of association as marked in Sections 1, 19, 52, 97, 104, 111, 138-142 (inclusive) in the amended form of the Articles, attached hereto as Annex B, which mainly concern expansion of the provisions of the Articles that pertain to indemnification and insurance of officers, as permitted in accordance with the changes in the Companies Law and with other legislation on matters pertaining to indemnification and insurance, as well as adaptation of the provisions of the Articles to additional changes that have occurred in the Companies Law. For further details, see Section 4 of the Report.

2.4.
Granting of Letters of Indemnification to all of the Directors of the Company as well as to Officers of the Company, who are Controlling Shareholders of the Company or their Relatives and/or in the Granting of which the Controlling Shareholders of the Company may have a Personal Interest

It is proposed to approve the granting of letters of indemnification in new form attached hereto as Annex C (the "New Letter of Indemnification"), to all of the directors who serve and will serve from time to time at the Company, as well as to officers of the Company (including directors) who serve and/or shall serve therein from time to time and who are and/or whose relatives are controlling shareholders of the Company at the time of this Report and/or in the granting of which the controlling shareholders of the Company may have a personal interest, in respect of their actions by virtue of their office at the Company, as well as in respect of their actions by virtue of their office, at the Company's request, as officers of another company, in which the Company holds shares, either directly or indirectly, or in which the Company has any interest ("Another Company"), subject to approval of the resolution to amend the Company's Articles of Association, as proposed in Section 1.3 above. Insofar as the resolution to grant new letters of indemnification as stated in this section shall be approved, the letters of indemnification shall remain in effect until February 1, 2021, with the exception of letters of indemnification that shall be granted to directors and to officers who are controlling shareholders or their relatives, which will remain in effect for three years, commencing on the date of the approval of the general meeting which is hereby convened, and subject to any possibility to approve or extend the same, as shall be determined in the law from time to time.  It is clarified in regard to the said periods, that the Company's indemnification obligation will remain in effect even after the end of the term of the directors and officers provided that the actions with respect to which the indemnification was given, were and/will be performed during the term of service or during the period in which the indemnification was in effect, as applicable. For further details pursuant to the Transaction with a Controlling Shareholder Regulations with respect to the granting of the New Letter of Indemnification in accordance with this section, see Section 5 of the Report.

The provisions of the New Letter of Indemnification prevail over any previous undertaking or consent (before the New Letter of Indemnification was signed), whether written or oral, between the Company and the said directors / officers on the matters stated in the New Letter of Indemnification, also in relation to events that occurred prior to the execution of the New Letter of Indemnification and before indemnification was requested from the Company in respect thereof. The aforesaid is subject to the fact that a previous letter of indemnification that was given to the said directors / officers, if any, will continue to apply and to be valid, subject to any law, in relation to any event that occurred prior to the execution of the New Letter of Indemnification (even if indemnification in respect thereof was requested from the Company after the execution of the New Letter of Indemnification) if the terms and conditions of the New Letter of Indemnification worsen the terms and conditions of the indemnification for the said director / officer in relation to such event. It shall further be emphasized that insofar as the amendment to the Articles that is being presented for the approval of the meeting as specified in Section 1.3 of the agenda shall not be approved, or the granting of the New Letter of Indemnification as specified in this section above and below shall not be approved, the indemnification arrangements existing at the Company in relation to directors and officers who hold letters of indemnification or are entitled thereto shall continue to apply.

It is further clarified in this respect that nothing in the granting of the New Indemnification Letter shall be construed to derogate from the past resolutions of the Company to grant exemption from liability to directors and officers according to Section 259 of the Companies Law and nothing in the resolutions regarding the granting of New Indemnification Letters shall be construed to derogate from the exemption granted within the framework of the previous Letter of Exemption and Indemnification granted to directors and officers or from resolutions to grant such exemption.

2.5.	Approval anew of the granting of an advance exemption from liability by the Company to certain officers of the Company (including directors)

Approval anew of the granting of an advance exemption from liability by the Company to officers of the Company (including directors) who serve and/or shall serve therein from time to time and who are and/or whose relatives are controlling shareholders of the Company at the time of this Report and/or in the granting of which the controlling shareholders of the Company may have a personal interest, from any liability thereto due to any damage that shall be caused thereto due to a breach of their duty of care thereto in their good faith actions in their capacity as officers of the Company (the "Exemption from Liability"). Insofar as the resolution to grant the exemption shall be approved, the exemption shall remain valid until February 1, 2021 except for the exemption to be granted to Officers from among Controlling Shareholders which will remain valid for a period of three years commencing on the date of approval of the general meeting that is hereby convened. It is clarified that the Company's exemption obligation will remain in effect even after the end of the term of the directors and officers provided that the actions with respect to which the exemption was given, were and/will be performed during the term of service or during the period in which the exemption was in effect, as applicable. For additional details, see Section 6 of the Report.

3.	Controlling shareholders which have a personal interest in the approval of the engagements and the nature of their personal interest

3.1.
To the best of the Company's knowledge, the following may be deemed as controlling shareholders which have a personal interest (within the meaning thereof in the Companies Law) in the approval of the engagements:

3.1.1.
DIC is deemed as a controlling shareholder of the Company, by virtue of DIC's holdings as of December 22, 2011 in 50.46% of the Company's issued share capital and in the Company's voting rights. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange, and it has a personal interest in the approval of the amendment and extension of the engagement in the Service Agreement as stated in Section 1.1 above, due to its being a direct party thereto. In addition, it is deemed to have a personal interest in the resolutions stated in Sections 1.3, 1.4 and 1.5 of the agenda due to its being a company controlled, either directly and/or indirectly, by directors and/or Other Officers and/or their relatives who: (1) are entitled (or may be entitled) to the Exemption from Liability which is being presented for reaffirmation at the meeting; (2) are entitled (or may be entitled) to receive the New Letter of Indemnification; (3) expansion of the provisions of the Articles which pertain to indemnification and insurance of officers will allow their indemnification and insurance accordingly (4) are entitled (or may be entitled) to directors and officers insurance.

3.1.2.
IDB Development Corporation Ltd. ("IDB") is deemed as an indirect controlling shareholder of the Company by virtue of IDB's control of DIC which is deemed as a controlling shareholder of the Company, as specified above. Therefore, IDB has a personal interest in the approval of the engagement with DIC as stated in Section 1.1 above, due to its being a controlling shareholder of DIC and of the Company. In addition, it is deemed to have a personal interest in the resolutions stated in Sections 1.2, 1.3, 1.4 and 1.5 of the agenda, due to its being a company controlled, either directly and/or indirectly, by directors and/or Other Officers and/or their relatives who: (1) are entitled (or may be entitled) to the Exemption from Liability which is being presented for reaffirmation at the meeting; (2) are entitled (or may be entitled) to receive the New Letter of Indemnification; (3) expansion of the provisions of the Articles which pertain to indemnification and insurance of officers will allow their indemnification and insurance accordingly (4) are entitled (or may be entitled) to directors and officers insurance.

3.1.3.
The companies whose names are specified in Section 7.3 of the Report are deemed to have a personal interest in the resolution stated in Section 1.1 of the agenda, due to their being controlling shareholders, indirectly, of DIC, and are deemed to have a personal interest in the resolutions stated in Sections 1.2, 1.3, 1.4 and 1.5 of the agenda, due to their being companies controlled, either directly and/or indirectly, by directors and/or Other Officers and/or their relatives who: (1) are entitled (or may be entitled) to the Exemption from Liability which is being presented for reaffirmation at the meeting; (2) are entitled (or may be entitled) to receive the New Letter of Indemnification; (3) expansion of the provisions of the articles which pertain to indemnification and insurance of officers will allow their indemnification and insurance accordingly (4) are entitled (or may be entitled) to directors and officers insurance

3.1.4.
In addition, for the sake of caution, IDB, DIC and the companies whose names are specified in Section 7.3 of the Report may have a personal interest in the resolutions stated in Sections 1.3 and 1.4 of the agenda, due to the fact that directors and/or Other Officers who are entitled (or may be entitled) to receive the New Letter of Indemnification, serve or may serve also as officers of such companies and may be entitled therein to indemnification which also applies in relation to their actions in the Company.

3.1.5.
In addition, to the best of the Company's knowledge, as of 30 November 2011, approx. 1,563,459 shares of the Company (approx. 5.27% of the Company's issued share capital and voting rights) are held by Clal Insurance Enterprises Holdings Ltd. ("Clal Holdings"), a public company controlled by IDB; approx. 127,119 shares of the Company (approx. 0.42% of the Company's issued share capital and voting rights) are held by Clal Finance Ltd., a reporting corporation controlled by Clal Holdings. To the best of the Company's knowledge, Clal is controlled by Clal Holdings and therefore, IDB has a personal interest in the approval of the engagement with Clal in the insurance policy (insofar as the engagement will be with Clal), by virtue of its being an indirect controlling shareholder of Clal. For the sake of caution, DIC may also have a personal interest in the approval of the engagement with Clal due to its being an affiliate of Clal.

4.	Names of the Directors who have a Personal Interest in Approval of the Engagements and the Nature of their Personal Interest

The directors specified below may be deemed to have a personal interest in approval of the resolution stated in Section 1.1 above: Arie Mientkavich, Shay Livnat, Dori Manor, Ami Erel, Hadar Udler and Rona Dankner. The personal interest of Messrs. Arie Mientkavich, Shay Livnat, Dori Manor, Ami Erel, Hadar Udler and Rona Dankner in the approval of the said resolution derives from their office and/or the office of their relatives as directors and/or as officers and/or from their being interested parties and/or relatives of interested parties of DIC and/or of IDB and/or of companies which control them.

All of the Company's directors have a personal interest in the resolutions stated in Section 1.2, due to their being entitled to the insurance stated therein. In addition, some of the directors may have a personal interest in the resolution stated in Section 1.2 above by virtue of their office and/or the office of their relatives as officers of IDB and/or of Clal and/or due to their being related  parties and/or relatives of related parties of IDB and/or of Clal.

Regarding the said resolution in Section 1.5 of the agenda, it is pointed out that the directors specified below: Shay Livnat, Dori Manor, and Rona Dankner may be deemed to be controlling shareholders or their relatives who are entitled (or may be entitled) to the Exemption from Liability that is being presented for approval anew at the meeting. Nothing stated above shall derogate from the possible personal interest of additional directors, if and to the extent that the resolution also applies to them.

All of the directors serving at the Company have a personal interest in the resolutions stated in Sections 1.3 and 1.4 of the agenda due to the fact that they: (1) are entitled (or may be entitled) to receive the New Letter of Indemnification; (2) expansion of the provisions of the Articles pertaining to indemnification and insurance of officers will allow their indemnification and insurance accordingly.

Part B – Details regarding the Convening of a Special General Meeting

5.	Location and Date of the Meeting

A special general meeting of the Company's shareholders will be convened on February 1 ,2012 at 10:30 a.m. at the Company's registered office at 3 Azrieli Center (Triangular Tower, 42nd floor) in Tel Aviv (the "Meeting"). The resolutions specified herein will be on the Meeting's agenda.

6.	The Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on January 3, 2012 (the "Record Date"). In the event that no trade shall be carried out on the Record Date, the record date will be the last trading day that preceded such date.

7.	The Majority Required

7.1.
The majority required for adoption of the proposed resolutions specified in Sections 1.1, 1.2, 1.4 and 1.5 of this Report is a majority of the shareholders who are entitled to vote and who are participating in the vote, either in person or through an attorney (including by proxy or written proxy), provided that one of the following is fulfilled:

(a)
The count of the majority votes at the Meeting includes a majority of all of the votes of the shareholders who do not have a personal interest in the approval of the said resolution, who are participating in the vote; the count of all of the votes of the said shareholders shall exclude abstaining votes.

(b)	The total dissenting votes from among the shareholders stated in Section (a) above shall not exceed two percent (2%) of all of the Company's voting rights.

7.2.
The majority required for adoption of the proposed resolution specified in Section 1.3 of this Report is a majority of at least sixty-seven percent (67%) of all of the votes of the Company's shareholders present at the Meeting who are entitled to vote and voted therein, either in person or through an attorney (including by proxy or written proxy), excluding abstaining votes, provided that one of the following is fulfilled:

(a)
The count of the majority votes at the Meeting includes a majority of all of the votes of the shareholders who do not have a personal interest in the approval of the said resolution, who are participating in the vote; the count of all of the votes of the said shareholders shall exclude abstaining votes.

(b)	The total dissenting votes from among the shareholders stated in Section (a) above shall not have exceeded two percent (2%) of all of the Company's voting rights.

7.3.
The majority required for adoption of the proposed resolution specified in Section 1.6 of this Report is a majority of the votes of the Company's shareholders present at the Meeting who are entitled to vote and participate in the vote, either in person or through an attorney (including by proxy or written proxy).

8.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time that shall be scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned to the same day the following week, at the same time and location. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present, either in person or by proxy, shall constitute legal quorum.

9.	Inspection of the Immediate Report

This Report, the documents as stated in Section 5 of the Transaction with a Controlling Shareholder Regulations and the full language of the proposed resolutions that are on the Meeting's agenda may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, 42nd floor), Tel Aviv, after advance telephone coordination with the Company's secretariat at 972-3-6075555 on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 a.m. and 4:00 p.m. until the date of convening of the Meeting. In addition, this Report may be inspected on the ISA's website at: https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. In addition, the language of the translation into English of this Report will also appear on the distribution website of the SEC at: http://www.sec.gov.

Elron Electronic Industries Ltd.
(the “Company”, "Elron")

25 December 2011

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.	54 Achad Ha’am St.
Jerusalem	Tel Aviv

Via Magna	Via Magna

Re: Immediate Report pursuant to the Israel Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001, and
Notice regarding the Convening of a Special General Meeting of the Company's
Shareholders

An immediate report (the "Report") is hereby given pursuant to the Israel Companies Law, 5759-1999 (the "Companies Law"), the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Report Regulations") and pursuant to the Israel Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 ("Transaction with a Controlling Shareholder Regulations"), regarding the convening of a special general meeting of the Company's shareholders, which will be held on February 1, 2012 at 10:30 a.m. at the Company's offices at 3 Azrieli Center, Triangular Tower, 42nd Floor, Tel Aviv, on whose agenda will be the issues described in this Report below.

1.	The Issues on the Agenda and a Summary of the Proposed Resolutions in respect thereof:

1.1.
To approve the amendment and extension of the Company's engagement with Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of the Company, in a service agreement for an additional period of three years from May 1, 2012.

1.2.
To approve, in advance, the Company's engagement in a "directors and officers" insurance policy from July 1, 2012 (the date of expiration of the present insurance policy in which the Company engaged) through Clal Insurance Co. Ltd. ("Clal", "Commencement of the First Insurance Period"), or through another insurer, for a period to be determined (the "First Insurance Period"), and to approve, in advance, the Company's engagement in an insurance policy as stated in this section after expiration of the First Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to the directors and officers, as shall serve at the Company and at the group from time to time, including officers who are controlling shareholders or their relatives, subject to the terms and conditions specified in the Report. This resolution will remain in effect for a period of three years from the date of Commencement of the First Insurance Period.

1.3.
To approve an amendment to the Company's Articles of Association ("Articles") as marked in Sections 1, 19, 52, 97, 104, 111, 138-142 (inclusive) in the amended form of the Articles, which is attached hereto as Annex B, which mainly concern expansion of the provisions of the Articles that pertain to indemnification and insurance of officers, as permitted in accordance with the changes in the Companies Law and with other legislation on matters pertaining to indemnification and insurance, as well as adaptation of the provisions of the Articles to additional changes that have occurred in the Companies Law.

1.4.
To approve the granting of letters of indemnification in new form  attached hereto as Annex C (the "New Letter of Indemnification"), to all of the directors who serve and will serve from time to time at the Company, and to officers of the Company (including directors) who serve and/or shall serve therein from time to time and who are and/or whose relatives are controlling shareholders of the Company at the time of this Report and/or in the granting of which the controlling shareholders of the Company may have a personal interest,  as specified herein, subject to approval of the resolution to amend the Company's Articles, as proposed in Section 1.3 above. Insofar as the resolution to grant amended letters of indemnification as stated in this section shall be approved, the letters of indemnification shall remain in effect until February 1, 2021, with the exception of letters of indemnification that shall be granted to directors and to officers who are controlling shareholders or their relatives which will remain in effect for three years, commencing on the date of the approval of the general meeting which is hereby convened.

1.5.
To approve anew, the granting of an advance exemption from liability by the Company to officers of the Company (including directors) who serve and/or shall serve therein from time to time who are and/or whose relatives are controlling shareholders of the Company, as at the time of this Report ("Officers from among Controlling Shareholders") and/or in the granting of which the controlling shareholders of the Company may have a personal interest. Insofar as the resolution to grant an exemption as stated in this section shall be approved, the exemption shall remain in effect until 1 February 2021, with the exception of the exemption to be granted to directors and to officers who are controlling shareholders or their relatives which will remain in effect for three years, commencing on the date of the approval of the general meeting which is hereby convened.

1.6.
To approve the grant of "phantom" options to purchase 375,772 Series F preferred shares of Pocared Diagnostics Ltd ("Pocared") from the Company to the Chairman of the Company, Mr. Arie Mientkavich, on the terms and conditions detailed in this Report below.

Part A – Details required pursuant to the Transaction with a Controlling Shareholder Regulations

Brief description of the engagements and the main terms and conditions thereof

2.	Amendment and Extension of the Company's Engagement with DIC in a Services Agreement

2.1.
It is proposed to approve the amendment and extension of the Company's engagement with Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of the Company, in a service agreement for an additional period of three years from May 1, 2012, whereby the Company receives from DIC management and administration services that include CEO, CFO, comptroller, general counsel, company secretary, junior employee and administration employee services (the "Services Agreement", the "Services"). The Services are provided by functionaries who shall be appointed by DIC, subject to the Company's approval, and shall be employed or retained by DIC, at its expense, except as specified in Section 2.6.2 below ("Staff"). The Services do not include chairman of the board services and other HQ services (such as offices, professional services of third parties etc.). The engagement between the parties in the Services Agreement was first entered into in May 2009.

2.2.
In consideration for the said Services, the Company will pay DIC a sum of NIS5,900 thousand per annum, linked to the consumer price index known at the time of publication of this Notice convening the meeting (approx. $1,560 thousand per annum, as of December 22, 2011). The consideration will be paid quarterly. The consideration currently paid according to the Services Agreement amounts to NIS4,760 thousand per annum, linked to the index (approximately NIS5,100 thousand, per annum and $1,350 thousands per annum as of December 18, 2011. The consideration that will be paid after the extension of the proposed engagement represents an increase of NIS800 thousand per annum compared to the consideration currently paid.

2.3.
Each party may terminate the Services Agreement, subject to giving advance notice of one hundred and twenty days, provided that DIC shall cease to be the main shareholder of Elron. The Company, at its sole discretion and at its expense, and subject to the approvals required by law, may pay the Staff special bonuses for their special contribution to the Company.

2.4.
According to the Services Agreement, the Company is obligated to indemnify DIC in respect of any amount which DIC shall be required to pay as a result of a legal or administrative proceeding initiated by a third party (with the exception of Staff) seeking to impose liability on DIC due to an act or omission in the performance of the Services, unless such act or omission shall have been performed with gross negligence or in bad faith. In addition, DIC will not be responsible for any act or omission of a member of staff in the performance of the Services, unless such act or omission was performed in accordance with the explicit instructions of DIC. In accordance with the Services Agreement, the Company provides Staff holding office as officers with letters of indemnification in respect of liabilities to which they are exposed as a result of their office.

2.5.
According to the Services Agreement, DIC is obligated to provide the Services through a sufficient number of people with the appropriate experience and capabilities. In addition, DIC may designate Staff or other persons to serve on the boards of directors of companies in which the Company has invested, after receipt of the approval of the Company's CEO.

2.6.	Set forth below are additional details pursuant to the First Schedule to the Transaction with a Controlling Shareholder Regulations

2.6.1.	Set forth below is a summary of the compensation that the Company will pay DIC in the framework of the Services Agreement, pursuant to the Sixth Schedule to the Immediate Reports Regulations:

Details of the Recipient of the Compensation				Compensation for Services (in Terms of Cost to the Company) (NIS in Thousands)							Other Compensation in Terms of Cost to the Bank (NIS in Thousands)
Name	Position	Scope of Position	Rate of Holding in Corporation's Capital	Salary	Bonus	ShareBased Payment	Management Fee	Consulting Fee	Commission	Other	Interest	Rent	Other	Total
DIC	-	-	Approx. 50.46%	-	-	-	5,900	-	-	-	-	-	-	5,900

2.6.2.
The entity on behalf of DIC that provides the Services – All of the Company's employees are employed by DIC (with the exception of the chairman of the board who is employed directly by the Company). According to the Services Agreement, the Company's CEO and the CFO are proposed and appointed by the Company, subject to receipt of the approval of the Company's board of directors and DIC. The comptroller, in-house general counsel and the company secretary are proposed and appointed by the Company, subject to receipt of DIC's approval. According to the Services Agreement, the Company may require DIC to terminate the activity in the Company's affairs of any of DIC's employees who are employed in its affairs.

2.6.3.
The entities that provided the Services before the engagement in the Services Agreement – Before the engagement in the Services Agreement, the said services were provided by the Company's employees. After the engagement in the Services Agreement, all of the Company's employees, with the exception of the chairman of the board, ended their employment at the Company and some of them were hired by DIC immediately thereafter, and continued to provide the Services as employees of DIC (it shall be stated that since May 2009, personnel changes have occurred in the manning of the DIC staff who provide services to the Company, although the scope of the Services and the nature thereof have not changed).

2.6.4.
The cost of the Services to the Company before and after the engagement – The total cost of the Services to the Company after extension of the engagement in the Services Agreement, as proposed in this section, is expected to be approx. NIS5,900 thousand per annum, linked to the consumer price index (approx. $1,560 thousand per annum as of December 22, 2011). The total cost of the Services to the Company after the engagement in the Services Agreement in May 2009 was approx. NIS4,670 thousand per annum, linked to the consumer price index (approx. NIS5,100 thousand per annum and $1,350 thousand per annum as of December 18, 2011). Before the Services Agreement took effect, the cost of employing the employees who were employed directly by the Company amounted, in 2008, to approximately $4,000 thousand. However, it shall be clarified that the number of the Company's employees before implementation of the Services Agreement was not identical to the number of DIC's employees who provide the Services in the framework of the agreement (which number was significantly reduced, by approximately one half, as part of a general cost reduction and focusing process), and therefore, since there was no similar services agreement prior to the implementation of the agreement with DIC, it is not a precise comparison of the cost of services before the engagement compared with their cost thereafter.

2.6.5.
The basis for determination of the consideration – The basis for determination of the consideration was an agreement between the Company and DIC regarding the costs and input involved in provision of the Services provided. The Company's board of directors determined that the consideration is fair and reasonable.

2.6.6.
Additional payments that the Company makes to the controlling shareholder as salary, participation in expenses or provision of other services and their total cost to the Company – The Company engaged with IDB, DIC's parent company and the indirect controlling shareholder of the Company, in an arrangement for receipt of support center services, whereby the Company receives technical assistance and related support services for the Company's computer systems from IDB's support center (the "Support Center"), in consideration for the Company's participation in a proportionate share of the direct expenses entailed by the activity and maintenance of the Support Center. The Company bears such expenses in accordance with the ratio between the number of computer stations at the Company (including at the Company's subsidiary, RDC – Rafael Development Corporation Ltd.) and all of the computer stations of IDB and the companies from the IDB group which receive the support center services. The cost of this service amounted, in 2010, to approximately. $78 thousand, and in the first nine months of 2011 to approximately $53 thousand.

In addition, directors' compensation which does not deviate from what is acceptable, that was paid by the Company or that the Company is required to pay and has not yet been paid in respect of 2010 to persons who were, in this period, directors of the Company, for a total of 10 directors as aforesaid, amounted to approximately $486 thousand. Out of the said amounts, the sum of approximately $25 thousand was paid to IDB Holding Corporation Ltd. in respect of the office of an officer thereof as a director of the Company, the sum of approximately $70 thousand was paid to DIC in respect of the office of two officers thereof and an employee thereof as directors of the Company, and the sum of approximately $26 thousand was paid to Dori Manor, a controlling shareholder of the Company, in respect of his office as a director of the Company, in 2010.

In addition, directors' compensation which does not deviate from what is acceptable, that was paid by the Company or that the Company is required to pay and has not yet been paid in respect of 2011 to persons who were, in this period, directors of the Company, for a total of 9 directors as aforesaid, amounted to approximately $303 thousand. Out of the said amounts, the sum of approximately $6 thousand was paid to IDB Holding Corporation Ltd. in respect of the office of an officer thereof as a director of the Company (who ceased to serve as a director on March 3, 2011), the sum of approximately $36 thousand was paid to DIC in respect of the office of two officers thereof as directors of the Company, and the sum of approximately $20 thousand was paid to Dori Manor, a controlling shareholder of the Company, in respect of his office as a director of the Company, in 2011.

From September 2010, Ms. Rona Dankner, a director of the Company and the daughter of the Company's controlling shareholder, Mr. Nochi Dankner, has waived the entire directors' compensation that she is entitled to receive from the Company.

Except as aforesaid, the Company does not pay DIC additional payments as salary, participation in expenses or provision of services.

3.	Engagement in a "Directors and Officers" Insurance Policy

3.1.
It is proposed to approve, in advance, the Company's engagement in a "directors and officers" insurance policy from July 1, 2012 (the date of expiration of the present insurance policy in which the Company engaged) through Clal Insurance Co. Ltd. ("Clal", "Commencement of the First Insurance Period"), an affiliate of Elron, which is controlled by IDB, the indirect controlling shareholder of the Company, or through another insurer, for a period to be determined (the "First Insurance Period"), and to approve, in advance, the Company's engagement in an insurance policy as stated in this section after expiration of the First Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to the directors and officers, as shall serve at the Company and at the group from time to time, including officers who are controlling shareholders or their relatives, subject to the terms and conditions specified in the Report. This resolution will remain in effect for a period of three years from the date of Commencement of the First Insurance Period.

3.2.
The Company initially engaged with Clal in 2005 in a directors' and officers' insurance policy which also applies to directors and officers who may be deemed as controlling shareholders, which has been renewed from time to time until June 30, 2012 (the "Present Policy").

3.3.	The main terms and conditions of the Present Policy, which also covers the subsidiaries and directors and officers of the subsidiaries, as defined in the policy, are:

3.3.1.	Insurance period: From January 1, 2011 until June 30, 2012.

3.3.2.	Liability cap: $30 million.

3.3.3.
Deductible (applies solely to the Company): In respect of a securities claim in the U.S. - $200,000. In respect of a securities claim elsewhere - $150,000. In respect of another claim in the U.S. - $75,000 and in respect of another claim elsewhere - $20,000.

3.3.4.	The premium amounts to $184,275 for a period of 18 months (i.e. an annual premium of $122,850).

3.3.5.
In addition, the policy grants coverage to the Company in respect of securities claims and excludes claims on the part of DIC. The policy also covers directors who were appointed on its behalf in companies which are not subsidiaries thereof, according to the list of companies attached to the policy. The coverage will apply over and above the coverage provided to such directors in the framework of officers' liability insurance at such company at which they serve. In addition, according to the policy, directors' and officers' rights to receive indemnification from the policy precede the Company's right.

3.4.	The Company's engagement in insurance policies as stated in Section 3.1 above will be subject to the following terms and conditions:

3.4.1.
The audit committee and the board of directors have approved the engagement in the policies and have determined that no material changes have occurred in the terms and conditions of the insurance compared with the terms and conditions of the Present Policy. For this purpose, a change in the scope of the insurance coverage shall not be deemed as a material change, provided that the cost of the premium is in accordance with Section 3.4.2 below.

3.4.2.	The increase in the sum of the insurance premium that will be paid shall not exceed 50% relative to the insurance premium paid for the Present Policy.

3.4.3.	This resolution shall remain in effect for a period of three years from the date of Commencement of the First Insurance Period, as defined in Section 3.1 above.

3.5.
In addition, the said resolutions will constitute a resolution to approve a framework transaction, as defined in the Israel Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000, which will also allow renewal of the insurance for directors and officers who are controlling shareholders of the Company or their relatives, from time to time, and also purchase of policies from Clal in accordance with the terms and conditions specified above, insofar as required pursuant to law.

4.	Amendment of the Company's Articles of Association

4.1.
Recently, the Israel Companies Law (Amendment No. 16), 5771-2011 ("Amendment No. 16"), which amended the Companies Law, and the Israel Efficiency of Enforcement Proceedings at the Securities Authority Law (Legislative Amendments), 5771-2011 (the "Efficiency of Enforcement Law"), which amended, inter alia, the Companies Law and the Israel Securities Law, 5728-1968 (the "Securities Law") (in this section only: the "Legislative Amendments"), were enacted and took effect.

4.2.
It is proposed to approve the amendment to the Company's Articles of Association ("Articles") as marked in Sections 1, 19, 52, 97, 104, 111, 138-142 (inclusive) in the amended form of the Articles, attached hereto as Annex B, which mainly concern adaptation of the current language of the Company's Articles to the Legislative Amendments, expansion of the provisions of the Articles that pertain to indemnification and insurance of officers, as permitted in accordance with the changes in the Companies Law and with other legislation on matters pertaining to indemnification and insurance, as well as adaptation of the provisions of the Articles to additional changes that have occurred in the Companies Law.

5.
Granting of Letters of Indemnification to all of the Directors of the Company as well as to Officers of the Company, who are Controlling Shareholders of the Company or their Relatives and/or in the Granting of which the Controlling Shareholders of the Company may have a Personal Interest

5.1.
On February 22, 2001, the Company's general meeting approved, after receiving the approval of the Company's board of directors and audit committee, the Company's undertaking to indemnify directors, and on February 13, 2001, the Company's board of directors, after receiving the approval of the audit committee, approved the Company's undertaking to indemnify officers of the Company, including those serving as directors and officers of the Company from time to time (the "Original Letter of Indemnification"). The indemnification undertaking according to the Original Letter of Indemnification will apply due to a monetary liability and due to reasonable litigation expenses, provided that the sum of the indemnification that the Company shall pay to all of the officers, in the aggregate, according to all of the Original Letters of Indemnification that shall be issued to them by the Company, in respect of one or more of the types of events specified in the letter of indemnification, shall not exceed an amount equal to 25% (twenty five percent) of the Company's equity (in U.S. dollars) according to the Company's consolidated financial statement as of December 31, 2000 (which is approximately $70 million), plus amounts that shall be received, if any, from an insurance company in the framework of insurance in which the Company engaged. In addition, the Original Letter of Indemnification included an undertaking to grant an advance exemption from liability by the Company to officers (including directors).

5.2.
The Efficiency of Enforcement Law permits the Company's engagement in an indemnification or insurance contract with respect to a monetary liability that shall have been imposed on the officer for all of the parties injured by the breach in an administrative proceeding as stated in Section 52BBB(a)(1)(a) of the Securities Law, as well as in respect of expenses incurred by the officer in connection with an administrative proceeding conducted in his case, including reasonable litigation expenses, and in this context lawyers' fees.

5.3.
In view of the aforesaid, on Thursday, December 22, 2011 and on Sunday, December 25, 2011, respectively, the Company's audit committee and board of directors approved, respectively, the granting to all of the directors who serve and will serve from time to time at the Company, as well as to officers of the Company (including directors), who are controlling shareholders of the Company or their relatives at the time of this Report and/or in the granting of which the controlling shareholders of the Company may have a personal interest, of a new form of letter of indemnification, which is attached hereto as Annex C, in respect of their actions by virtue of their office at the Company, as well as in respect of their actions by virtue of their office, at the Company's request, as officers of another company, in which the Company holds shares, either directly or indirectly, or in which the Company has any interest ("Another Company"). The letter of indemnification includes, inter alia, various adaptations to the current language of the Companies Law and to the changes as a result of the Efficiency of Enforcement Law, which expands the powers of the Israeli Security Authority ("ISA") in all that is connected with  the manner of handling a violation of the provisions of the Securities Law and the regulations thereunder all subject to approval of the resolution to amend the Company's articles of association, as proposed in Section 1.3 above.

5.4.
In this framework, the audit committee and the board of directors confirmed that the letters of indemnification to directors and officers, in the granting of which controlling shareholders have a personal interest shall remain in effect until February 1, 2021, and that such engagement is reasonable under the circumstances, with the exception of letters of indemnification that shall be granted to directors and to officers who are controlling shareholders or their relatives (as of the date of this Report, Messrs. Rona Dankner, Dori Manor and Shay Livnat), which, pursuant to the provisions of the law, will remain in effect for three years, which commence on the date of the approval of the general meeting which is hereby convened, and subject to any possibility to approve or extend the same, as shall be determined in the law from time to time. It is clarified in regard to the said periods, that the Company's indemnification obligation will remain in effect even after the end of the term of the directors and officers provided that the actions with respect to which the indemnification is given, were and/will be performed during the term of service or during the period in which the indemnification was in effect, as applicable.

5.5.
As aforesaid, the resolution regarding the granting of new letters of indemnification is subject to the approval of the general meeting which is being convened according hereto, including with respect to amendment of the Company's Articles.

5.6.	Set forth below are the main amendments made to the New Letter of Indemnification compared to the Original Indemnification Letter.

5.6.1.
It is proposed to amend the section concerning the maximum indemnification amount, such that the indemnification amount that the Company shall pay to all of the officers, in the aggregate, including officers who serve or will serve, at the Company's request, as officers of other companies, according to all of the letters of indemnification that shall be issued to them by the Company according to the indemnification resolution, in respect of a monetary liability, shall not exceed, in the aggregate, 25% (twenty five percent) of the Company's equity (in U.S. dollars) according to the latest financial statements (annual or quarterly) of the Company that are known before actual payment of the indemnification.

5.6.2.	It is proposed to add the possibility of undertaking to indemnify directors and officers in respect of the following types of events:

5.6.2.1.
Reasonable litigation expenses, including legal fees, incurred due to an investigation or proceeding that was conducted by an authority which is authorized to conduct an investigation or proceeding, and which has ended without the filing of an indictment and without a monetary liability being imposed as a substitute for a criminal proceeding, or which has ended without the filing of an indictment but with the imposition of a monetary liability as a substitute for a criminal proceeding in an offense which requires no proof of general intent or in connection with a financial sanction;

5.6.2.2.	A payment to a party injured by a breach that shall be imposed on the officer or the director for payment in connection with an administrative proceeding;

5.6.2.3.	Expenses that shall be incurred in connection with an administrative proceeding that was conducted, including reasonable litigation expenses, and in this context lawyers' fees.

5.6.3.
The timeframe for restitution of the amounts paid by the Company in the framework of the letter of indemnification, where it subsequently transpires that the beneficiary is not entitled to indemnification from the Company in respect of such amounts, was fixed at a period of 24 months.

5.6.4.
Events have been added to the list of indemnifiable events which the board of directors has determined, on the date of provision of the letter of indemnification, are foreseeable in view of the actual business of the Company and the companies in its group, in respect of which the Company may undertake to indemnify a director or an officer.

5.7.
The provisions of the New Letter of Indemnification prevail over any previous undertaking or consent (before the New Letter of Indemnification was signed), whether written or oral, between the Company and the said directors / officers on the matters stated in the New Letter of Indemnification, also in relation to events that occurred prior to the execution of the New Letter of Indemnification and before indemnification was requested from the Company in respect thereof. The aforesaid is subject to the fact that a previous letter of indemnification that was given to the said directors / officers, if any, will continue to apply and to be valid, subject to any law, in relation to any event that occurred prior to the execution of the New Letter of Indemnification (even if indemnification in respect thereof was requested from the Company after the execution of the New Letter of Indemnification) if the terms and conditions of the New Letter of Indemnification worsen the terms and conditions of the indemnification for the said director / officer in relation to such event. It shall further be emphasized that insofar as the amendment to the Articles that is being presented for the approval of the meeting as specified in Section 1.3 of the agenda shall not be approved, or the granting of the New Letter of Indemnification as specified in this section above and below shall not be approved, the indemnification arrangements existing at the Company in relation to directors and officers who hold letters of indemnification or are entitled thereto shall continue to apply.

5.8.
It shall further be stated that without derogating from the Company's ability to give other or additional indemnification undertakings to officers who are not directors and/or Officers from among Controlling Shareholders ("Other Officers"), as of the date of the Report, the Company intends, subject to receipt of the approvals required by law and to amendment of the Company's articles as specified in Section 1.3, to grant letters of indemnification in the form of the New Letter of Indemnification also to Other Officers at the Company.

5.9.
It shall be clarified in this regard that nothing in the granting of the New Letter of Indemnification shall be deemed to derogate from the Company's decisions in the past  to grant exemptions from liability of directors and officers according to Section 259 of the Companies Law and nothing in the decisions to grant the New Letter of Indemnification shall be deemed to derogate from the exemption granted in the Original Letter of Indemnification granted to directors and officers of the Company or from decisions to grant the said exemption.

6.	Approval anew of the granting of an advance exemption from liability by the Company to certain officers of the Company (including directors)

Approval anew of the granting of an advance exemption from liability by the Company to officers of the Company who serve and/or shall serve therein from time to time who as of the date of this Report, are Officers from among Controlling Shareholders and/or their relatives and/or in respect of which the Controlling Shareholders may have a personal interest in the granting of an exemption to them, from any liability thereto due to any damage that shall be caused thereto due to a breach of their duty of care thereto in their good faith actions in their capacity as officers of the Company (the "Exemption from Liability"). Insofar as the resolution to grant an exemption as stated in this section shall be approved, the exemption shall remain in effect until February 1, 2021, with the exception of the exemption to be granted to directors and to officers who are controlling shareholders or their relatives which will remain in effect for three years, commencing on the date of the approval of the general meeting which is hereby convened. It is clarified that the Company's exemption obligation will remain in effect even after the end of the term of the directors and officers provided that the actions with respect to which the exemption was given, were and/will be performed during the term of service or during the period in which the exemption was in effect, as applicable.

It shall be clarified that the Exemption from Liability which is being presented for approval anew in relation to Officers from among Controlling Shareholders as aforesaid, is identical to the exemption from liability in relation to all of the directors and the Other Officers of the Company that was previously granted, as was approved as aforementioned by the Company's general meeting (after approval by the audit committee and the Company's board of directors), in 2001.

It is further clarified that the Exemption from Liability for Officers from among Controlling Shareholders as aforesaid is being presented for the meeting's reaffirmation without prejudice to the indemnification arrangements existing on the date of the Report (see Section 5 above), which will continue to apply insofar as the granting of the New Letter of Indemnification, as specified in Section 5 above, shall not be approved.

7.	The controlling shareholders which have a personal interest in the approval of the engagements and the nature of their personal interest

7.1.
To the best of the Company's knowledge, the following may be deemed as controlling shareholders which have a personal interest (within the meaning thereof in the Companies Law) in the approval of the engagements:

7.1.1.
DIC is deemed as a controlling shareholder of the Company, by virtue of DIC's holdings as of December 22, 2011 in 50.46% of the Company's issued share capital and in the Company's voting rights. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange, and it has a personal interest in the approval of the amendment and extension of the engagement in the Services Agreement as stated in Section 1.1 above, due to its being a direct party thereto. In addition, it is deemed to have a personal interest in the resolutions stated in Sections 1.2, 1.3, 1.4 and 1.5 of the agenda due to its being a company controlled, either directly and/or indirectly, by directors and/or Other Officers and/or their relatives who: (1) are entitled (or may be entitled) to the Exemption from Liability which is being presented for reaffirmation at the meeting; (2) are entitled (or may be entitled) to receive the New Letter of Indemnification; (3) expansion of the provisions of the articles which pertain to indemnification and insurance of officers will allow their indemnification and insurance accordingly; (4) are entitled (or may be entitled)  to directors' and officers' insurance.

7.1.2.
IDB is deemed as an indirect controlling shareholder of the Company by virtue of IDB's control of DIC which is deemed as a controlling shareholder of the Company, as specified above (IDB holds approx. 73.58% of the issued share capital and voting rights of DIC as of December 22, 2011). Therefore, IDB has a personal interest in the approval of the engagement with DIC as stated in Section 1.1 above, due to its being a controlling shareholder of DIC and of the Company. In addition, it is deemed to have a personal interest in the resolutions stated in Sections 1.2, 1.3, 1.4 and 1.5 of the agenda, due to its being a company controlled, either directly and/or indirectly, by directors and/or Other Officers and/or their relatives who: (1) are entitled (or may be entitled) to the Exemption from Liability which is being presented for reaffirmation at the meeting; (2) are entitled (or may be entitled) to receive the New Letter of Indemnification; (3) expansion of the provisions of the Articles which pertain to indemnification and insurance of officers will allow their indemnification and insurance accordingly; (4) are entitled (or may be entitled)  to directors' and officers' insurance.

7.1.3.
The companies whose names are specified in Section 7.3 of the Report are deemed to have a personal interest in the resolution stated in Section 1.1 of the agenda, due to their being controlling shareholders, indirectly, of DIC, and are deemed to have a personal interest in the resolutions stated in Sections 1.2, 1.3, 1.4 and 1.5 of the agenda, due to their being companies controlled, either directly and/or indirectly, by directors and/or Other Officers and/or their relatives who: (1) are entitled (or may be entitled) to the Exemption from Liability which is being presented for reaffirmation at the meeting; (2) are entitled (or may be entitled) to receive the New Letter of Indemnification; (3) expansion of the provisions of the articles which pertain to indemnification and insurance of officers will allow their indemnification and insurance accordingly; (4) are entitled (or may be entitled)  to directors' and officers' insurance.

7.1.4.
In addition, for the sake of caution, IDB, DIC and the companies whose names are specified in Section 7.3 of the Report may have a personal interest in the resolutions stated in Sections 1.3 and 1.4 of the agenda, due to the fact that directors and/or Other Officers who are entitled (or may be entitled) to receive the New Letter of Indemnification, serve or may serve also as officers of such companies and may be entitled therein to indemnification which also applies in relation to their actions in the Company.

7.1.5.
In addition, to the best of the Company's knowledge, as of November 30, 2011, approximately 1,563,459 shares of the Company (approximately 5.27% of the Company's issued share capital and voting rights) are held by Clal Insurance Enterprises Holdings Ltd. ("Clal Holdings"), a public company controlled by IDB; approximately 127,119 shares of the Company (approximately 0.42% of the Company's issued share capital and voting rights) are held by Clal Finance Ltd., a reporting corporation controlled by Clal Holdings. To the best of the Company's knowledge, Clal is controlled by Clal Holdings and therefore, IDB has a personal interest in the approval of an engagement with Clal in the insurance policy (insofar as the engagement will be with Clal), by virtue of its being an indirect controlling shareholder of Clal. For the sake of caution, DIC may also have a personal interest in the approval of the engagement with Clal due to its being an affiliate of Clal.

7.2.
To the best of the Company's knowledge, as of December 20, 2011 and according to recent publications until December 21, 2011, DIC is controlled by IDB which holds approx. 73.58% of DIC's share capital. To the best of the Company's knowledge, DIC is a public company whose shares are listed on TASE.

7.3.
To the best of the Company's knowledge, as of December 15, 2011, IDB is wholly owned (directly and indirectly) by IDB Holdings Corporation Ltd. ("IDB Holdings"). To the best of the Company’s knowledge, IDB Holdings is a public company whose shares are listed on TASE, whose controlling shareholders and their holdings therein on December 15, 2011, are, to the best of the Company's knowledge, as follows:

7.3.1.
Ganden Holdings Ltd. ("Ganden Holdings"), a private company  registered in Israel, which holds, directly and via Ganden Investments IDB Ltd. ("Ganden"), a private company registered in Israel wholly owned (indirectly) thereby, approx. 54.78% of the issued share capital and voting rights of IDB Holdings, as follows: Ganden holds approx. 37.22% of the issued share capital and voting rights of IDB Holdings, and Ganden Holdings holds, directly, approx. 17.55% of the issued share capital and voting rights of IDB Holdings. In addition, Shelly Bergman (one of the controlling shareholders of Ganden Holdings, as described below) holds, via Y.Z.D. Ltd., a private company registered in Israel wholly owned by her, approx. 4.17% of the issued share capital and voting rights of IDB Holdings.

7.3.2.
Manor Holdings B.A. Ltd. (“Manor Holdings”), a private company registered in Israel, holds, directly and via Manor Investments – IDB Ltd. (“Manor”), a private company registered in Israel which is a subsidiary thereof, approx. 13.32% of the issued share capital and voting rights of IDB Holdings, as follows: Manor holds approx. 10.25% of the issued share capital and voting rights of IDB Holdings, and Manor Holdings holds, directly, approx. 3.07% of the issued share capital and voting rights of IDB Holdings. The controlling shareholders (and other material shareholders) of Manor Holdings are as described below.

7.3.3.
Avraham Livnat Ltd., a private company registered in Israel, holds directly and via Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private company registered in Israel wholly owned thereby, approx. 13.33% of the issued share capital and voting rights of IDB Holdings, as follows: Livnat holds approx. 10.20% of the issued share capital and voting rights of IDB Holdings, and Avraham Livnat Ltd. holds, directly, approx. 3.13% of the issued share capital and voting rights of IDB Holdings as described below.

7.3.4.
To the best of the Company's knowledge, as of the date of this Report, Ganden, Manor and Livnat have a shareholders' agreement between them (as amended) in connection with their joint holdings and control in IDB Holdings, (the “IDB Holdings Shareholders’ Agreement”), with respect to approx. 51.7% of the issued share capital of IDB Holdings, according to the following specification: [1] Ganden – approx. 31.02%; [2] Manor – approx. 10.34%; and [3] Livnat – approx. 10.34% (jointly and via their parent companies).

7.3.5.
To the best of the Company's knowledge, the IDB Holdings Shareholders' Agreement includes, inter alia, an arrangement for prior coordination of a uniform vote at shareholders' meetings of IDB Holdings, the exercise of voting power to obtain maximum representation for the persons recommended by Ganden, Manor and Livnat on the boards of directors of IDB Holdings and IDB, as well as representation on the boards of directors of its main subsidiaries; determination of the identity of the persons holding the office of chairman of the board and his deputies at IDB Holdings and  at its main subsidiaries; confidentiality with regards to any matter that concerns the business of IDB Holdings and its investee companies; limitations with respect to transactions in the shares of IDB Holdings which constitute part of the control block; fixing a mechanism of a right of first offer, a right to tag along on a sale or transfer of shares of IDB Holdings, and Ganden's right to compel Manor and Livnat to sell, together therewith, the control block shares to a third party, upon the existence of certain circumstances; the mutual agreement of Ganden, Manor and Livnat to act to the best of their ability, subject to the provisions of any law, in order to ensure that IDB Holdings shall distribute to its shareholders, every year, at least one half of the distributable annual profits, as well as that each one of IDB Holdings' investee companies (including IDB) adopt a policy aiming to distribute as a dividend to its shareholders, every year, at least one half of the distributable annual profits, all provided that no significant harm shall be caused to the cash flow or the plans, as shall be approved and adopted from time to time by their boards of directors; the right of each of Ganden, Manor and Livnat to purchase surplus shares of IDB Holdings, that do not comprise part of the "control block", subject to an obligation to offer the other parties of IDB's Shareholders' Agreement to purchase a portion of such shares based on their pro-rate holding in IDB Holdings; the commitment of Ganden, Manor, and Livnat to refrain from any act or investment which may cause the terms of regulatory permits or approvals  granted to Ganden, Manor and Livnat, to IDB Holdings or its investee companies, to be cancelled or materially adversely affected. IDB's Shareholders' Agreement at IDB is in effect for 20 years commencing May 2003.

7.3.6.
To the best of the Company's knowledge, the additional holdings in IDB Holdings as aforesaid, which are held by Ganden Holdings at the rate of approx. 17.52%, by Ganden at the rate of approx. 6.20%, by Manor Holdings at the rate of approx. 2.98%, by Avraham Livnat Ltd., at the rate of approx. 2.99%, and by Shelly Bergman, via a company wholly owned by her, at the rate of approx. 4.17%, are not included in the "control block", as defined in the IDB Holdings Shareholders' Agreement.

7.3.7.
To the best of the Company's knowledge, Ganden Holdings is a private company whose controlling shareholders are Nochi Dankner, who holds, directly and via a company controlled by him, approx. 56.30% of the issued share capital and voting rights of Ganden Holdings, and Shelly Bergman (the sister of Nochi Dankner) who holds approx. 12.41% of the issued share capital and voting rights of Ganden Holdings; the above controlling shareholders are deemed as holding, jointly, approx. 68.71% of the issued share capital and voting rights of Ganden Holdings, inter alia, by virtue of a prior cooperation and coordination agreement between them. Nochi Dankner's control of Ganden Holdings also derives from an agreement entered into by, or joint into by, all of the shareholders of Ganden Holdings, whereby Nochi Dankner was granted, inter alia, veto rights at the board of directors and general meetings of Ganden Holdings and its subsidiaries. It shall further be stated that Nochi Dankner acts as chairman of the board of IDB Holdings, of IDB Development and of DIC.

7.3.8.
To the best of the Company's knowledge, other material shareholders of Ganden Holdings, which are corporations, are as follows: Nolai B.V. (a private company that is held indirectly by The L.S. Settlement, which is held in escrow by a Gibraltarian law firm, and whose beneficiaries are the children and descendants of Ms. Anna Schimmel, including Mr. Yaakov Schimmel, who serves, inter alia, as a director of IDB Holdings and of IDB) holds approx. 9.9% of the issued share capital and voting rights of Ganden Holdings. Avi Fischer, who serves, inter alia, as Deputy CEO of IDB Holdings and Deputy Chairman of the Board of Directors of IDB, himself and via a company controlled by him and his spouse, holds, directly and indirectly, approx. 9.1% of the issued share capital and voting rights of Ganden Holdings.

7.3.9.
To the best of the Company's knowledge, Manor is a company controlled by Yitzhak Manor and his spouse, Ruth Manor. Yitzhak Manor and Ruth Manor, as well as their four children, Dori Manor, Tamar Morel, Michal Topaz and Sharon Vishnia, hold all of Manor’s shares, via two private companies registered in Israel – Manor Holdings and Euro Man Automotive Ltd. ("Euro Man"), according to the following specification: Ruth and Yitzhak Manor hold all of the shares of Manor Holdings, which holds 60% of Manor’s shares; in addition, Ruth and Yitzhak Manor and their abovementioned children hold all of the shares of Euro Man, which holds 40% of Manor's shares as follows: Ruth Manor and Yitzhak Manor  each hold 10% of Euro Man's shares; Dori Manor, Tamar Morel, Michal Topaz and Sharon Vishnia each hold 20% of Euro Man's shares. It shall further be noted that Yitzhak Manor acts as deputy chairman of the board of IDB Holdings and as a director of IDB, and Dori Manor acts, inter alia, as a director of IDB Holdings and IDB.

7.3.10.
To the best of the Company's knowledge, Avraham Livnat Ltd. is a company controlled by Avraham Livnat, which is held entirely by Avraham Livnat and his three sons, Ze'ev Livnat, Tzvi Livnat and Shay Livnat, as follows: Avraham Livnat holds 75% of the voting rights of Avraham Livnat Ltd. and Tzvi Livnat holds 25% of the voting rights of Avraham Livnat Ltd., and Ze'ev Livnat, Tzvi Livnat and Shay Livnat each hold approximately. 33.3% of the capital of Avraham Livnat Ltd. It shall further be noted that Tzvi Livnat acts as a director and deputy CEO of IDB Holdings, as deputy chairman of the board of IDB, and Shay Livnat acts, inter alia, as a director of IDB Development.

8.	The Manner in which the Consideration was Determined

8.1.	Amendment and Extension of the Company's engagement with DIC in a Services agreement – For detail regarding the manner in which the consideration was determined, see Section 2.6 above.

8.2.	Engagement in a "directors and officers" insurance policy – Since the Company has not yet engaged in a new policy, the consideration has not yet been determined for the policy.

9.	The Approvals Required for Performance of the Engagements and the Conditions Determined for Performance of the Transactions

9.1.
The resolutions on the matters described in Sections 1.1-1.5 were approved by the Company's audit committee and by the Company's board of directors on December 22, 2011 and on December 25, 2011, respectively.

9.2.	The said resolutions require the approval of the Company's general meeting, which has been convened as described below in this Report.

10.
Detail of Transactions of the Type of the Engagements or Transactions Similar to the Engagements, between the Company and the Controlling Shareholder or in which the Controlling Shareholder had a Personal Interest in the Last Two Years

10.1.
Amendment and Extension of the Company's engagement with DIC in a services agreement – As specified above, the Company's engagement with DIC in the Services Agreement was made for the first time in May 2009 for a period of three years which is due to end in May 2012. In addition, for the sake of caution, it shall be stated that in 2010, the Company engaged with IDB in an arrangement regarding IDB's use of vacant office space at the Company's offices, as well as in an arrangement regarding the Company's use of technical assistance and related support services for computer systems which are provided by IDB's support center. In addition, the Company engaged in a transaction from September 2004 in the framework of which the Company, together with IDB and a certain company from the IDB group, jointly leased space at 3 Azrieli Center (Triangular Tower, 41st Floor), Tel Aviv, and they divide the costs of this space between them in accordance with certain fixed rates. In addition, the Company pays directors compensation, inter alia to controlling shareholders – in this regard, see Section 2.6.6 above.

10.2.
Engagement in a "directors and officers" insurance policy – As specified above, the Company engaged with Clal in 2005 in a directors' and officers' insurance policy which also applies to directors and officers who may be deemed as controlling shareholders, which was renewed from time to time until June 30, 2012.

10.3.
Indemnification and exemption undertaking – On February 22, 2001, the general meeting of the Company's shareholders approved (after approval by the audit committee and approval by the Company's board of directors) the granting of an exemption and indemnification to directors and officers as specified in Section 5 above.

11.	The Reasons of the Audit Committee and the Board of Directors for Approving the Engagements contemplated in the Report

The Company's audit committee and board of directors unanimously approved the engagements for the reasons briefly specified below:

11.1.	Amendment and Extension of the Company's engagement with DIC in the Services Agreement

11.1.1.
In view of the experience acquired since commencement of the provision of the Services by DIC, the scope of the Services provided to the Company by DIC and the quality thereof are professional and suit, both in nature and scope, the Company's business.

11.1.2.
The Services Agreement's contribution to the Company is significant to the Company's business and to its achievements, and continued receipt of the management services in the framework of the Services Agreement is in the Company's best interests, inter alia in view of the experience acquired since commencement of the engagement with DIC in 2009.

11.1.3.	Renewal of the engagement in the Services Agreement allows some of the Company's management expenses to be fixed for the long-term and reduces the uncertainty of the scope of the Company's expenses.

11.1.4.
The consideration that is paid by the Company to DIC in the framework of the Services Agreement is fair and reasonable, considering the scope and complexity of the Company's business, the scope and type of services that are provided to the Company, their quality and their contribution to the Company. According to the figures that were provided to the audit committee and to the board of directors, the cost of provision of the said Services independently by the Company would not be lower than the consideration paid by the Company to DIC for the said management services. Management services and payment of the consideration therefor differ from one company to another and therefore there is no significant relevance to examining the consideration therefor on the basis of a comparison with management fees paid by other companies.

11.2.	Engagement in a "directors and officers" insurance policy

11.2.1.
Directors' and officers' liability insurance is required for the Company's activity in order to allow the officers and directors to act freely in the Company's best interests, considering the risk involved in the officers' activity in the fields of business of the Company's group, its scope, and the Company's being a public company and a reporting entity.

11.2.2.
Directors' and officers' liability insurance is a common practice in companies of a similar size to that of the Company, and the conditions determined for extension of the engagement in the policy or for the purchase of new policies are acceptable under the circumstances.

11.3.	Approval of the Amendment to the Articles of Association of the Company

11.3.1.
The amendment to the provisions of the Articles of Association regarding indemnification and insurance of officers, is in accordance with recent legislative amendments to the Companies Law and Securities Law. Amending the Articles of Association is required in order to suit the indemnification and insurance sections to the Efficiency of Enforcement Law.

11.3.2.	In addition, the Amendment to the Articles of Association is required to suit it to the Companies Law.

11.4.
The granting of letters of indemnification to all of the Company's directors as well as to officers of the Company, who are controlling shareholders of the Company or their relatives and/or in the granting of which the Company's controlling shareholders may have a personal interest

11.4.1.
The granting of letters of indemnification is accepted in companies of the type and size of the Company and is intended to allow all of the directors and the officers of the Company to act freely and in the best interests of the Company, considering the risk involved in their activity in the Company's fields of business.

11.4.2.
In recent years, the personal liability of the directors and officers in respect of acts and omissions that they perform in the framework of their duties at the Company has been expanded. The granting of an indemnification undertaking to directors and officers is vital in order to allow directors and officers to act in the Company's best interests, while reducing their personal exposure, and with the knowledge that even if they err, they will be granted protection in accordance with restrictions pursuant to the law. The creation of a more protected work environment for the officers as aforesaid contributes to the deepening of their involvement and contribution to the Company, from a business and administrative perspective, and allows the Company to recruit and retain high-quality officers.

11.4.3.
In addition, past changes in the provisions of the Companies Law which pertain to the indemnification of officers have added other specific types of payments in respect of which it is permitted to indemnify officers. The Company's audit committee and board of directors are of the opinion that the Company ought to grant its officers an advance indemnification undertaking which will allow their indemnification, insofar as the same is permitted by law, following the said legislative changes.

11.4.4.
Efficiency of Enforcement Law expands the powers of the ISA with respect to the manner of handling, including the manner of penalization, a breach of the provisions of securities laws. One of such tools stipulated by law for the purpose of handling such breaches is an administrative proceeding through an administrative enforcement committee which may impose various sanctions on the perpetrator of the breach. The Efficiency of Enforcement Law thus increases the scope of the exposure and the liability of the Company's officers.

11.4.5.
The letter of indemnification that shall be granted to the directors and officers of the Company who are controlling shareholders or their relatives and/or in the granting of which the controlling shareholders of the Company have a personal interest, is identical in its language to the language of the letters of indemnification that shall be granted to the other directors and officers of the Company.

11.4.6.
In the opinion of the Company's audit committee and board of directors, the granting of the letter of indemnification to the directors and officers of the Company who are controlling shareholders or their relatives and/or in the granting of which the controlling shareholders of the Company have a personal interest, is reasonable and appropriate under the circumstances, considering the liability that is imposed on the officers of the Company and the scope and field of the Company's business.

11.4.7.	The form of the New Letter of Indemnification is in accordance with the provisions of the applicable law and according to the restrictions set forth therein.

11.4.8.
The indemnification undertaking in respect of a monetary liability in favor of another person according to the New Letter of Indemnification is in relation to events which, in the opinion of the Company's board of directors, are foreseeable in view of the actual business of the Company  business on the date of the Report. In addition, the maximum indemnification amount in respect of such liability, as specified in the new letter of indemnification, is appropriate and reasonable, considering the character and scope of the Company's business and considering the risks involved in managing a public company and the scope of the liability that is imposed on the Company's officers.

11.4.9.
In the audit committee's opinion, a resolution that the letters of indemnification shall remain in effect until February 1, 2021 (with the exception of letters of indemnification that shall be granted to directors and officers who are controlling shareholders or their relatives) is reasonable under the circumstances.

11.4.10.	In view of all of the aforesaid, the Company's audit committee and board of directors are of the opinion that the granting of the new letter of indemnification is appropriate and reasonable.

11.5.	Approval anew of the granting of an advance exemption from liability by the Company to certain officers of the Company (including directors)

11.5.1.
An exemption from liability constitutes one of several accepted means (alongside indemnification and insurance) of protection that a public company provides to officers acting on its behalf in order to allow them to act in its best interests with the knowledge that even if they err, they will be protected, in accordance with the lawful restrictions. The creation of a more protected work environment for the officers as aforesaid, contributes to the deepening of their involvement and contribution to the Company from a business and administrative perspective.

11.5.2.	The conditions for the Exemption from Liability are identical in relation to all of the directors and the Other Officers of the Company.

11.5.3.	The Exemption from Liability is in accordance with what is explicitly permitted by the Companies Law.

11.5.4.
In the opinion of the Company's audit committee, the decision that that the granting of the Exemption from Liability will be valid until February 1, 2021 (except for directors and officers who are controlling shareholders or their relatives, is reasonable in the circumstances.

11.5.5.
In view of the aforesaid, the Company's audit committee and board of directors are of the opinion that the Exemption from Liability is appropriate and reasonable considering the character and scope of the Company's business and considering the risks involved in managing a public company such as this and the scope of the liability that is imposed on the Company's officers.

12.	Names of the Directors who Participated in Deliberations at the Audit Committee and at the Board of Directors

12.1.
Messrs. Gad Arbel (external director and audit committee chairman), Yaacov Goldman (external director), Avraham Asheri and Arie Ovadia participated in the resolution of the audit committee dated December 22, 2011 regarding extension of the Company's engagement with DIC in a service agreement, regarding engagement in a "directors and officers" insurance policy, regarding approval of the granting of the letter of indemnification and regarding reaffirmation of the granting of an advance exemption.

12.2.
Messrs. Gad Arbel (external director), Yaacov Goldman (external director), Avraham Asheri, Arie Ovadia and Prof. Gabi Barbash participated in the resolution of the board of directors dated December 25, 2011 regarding extension of the Company's engagement with DIC in a service agreement, regarding engagement in a "directors and officers" insurance policy, regarding approval of the granting of the letter of indemnification and regarding approving anew of the granting of an advance exemption.

13.	Names of the Directors who have a Personal Interest in Approval of the Engagements and the Nature of their Personal Interest

13.1.
The directors specified below may be deemed to have a personal interest in approval of the resolution stated in Section 1.1 above: Arie Mientkavich, Shay Livnat, Dori Manor, Ami Erel, Hadar Udler and Rona Dankner. The personal interest of Messrs. Arie Mientkavich, Shay Livnat, Dori Manor, Ami Erel, Hadar Udler and Rona Dankner in the approval of the said resolutions derives from their office and/or the office of their relatives as directors and/or as officers and/or from their being interested parties and/or relatives of interested parties of DIC and/or of IDB and/or of companies which control them.

13.2.
All of the Company's directors have a personal interest in the resolutions stated in Section 1.2, due to their being entitled to the insurance stated therein. In addition, some of the directors may have a personal interest in the resolution stated in Section 1.2 above by virtue of their office and/or the office of their relatives as officers of IDB and/or of Clal and/or due to their being interested parties and/or relatives of interested parties of IDB and/or of Clal.

13.3.
Regarding the resolution stated in Section 1.5, it should be noted that the directors specified below: Arie Mientkavich, Shay Livnat, Dori Manor and Rona Dankner may be deemed controlling shareholders or their relatives who are entitled (or may be entitled) to the Exemption from Liability that is being presented for reaffirmation at the meeting. Nothing stated above shall derogate from the possible personal interest of additional directors, if and to the extent that the resolution also applies to them.

13.4.
All of the directors serving at the Company have a personal interest in the resolutions stated in Sections 1.3 and 1.4 of the agenda due to the fact that they: (1) are entitled (or may be entitled) to receive the New Letter of Indemnification; (2) expansion of the provisions of the articles pertaining to indemnification and insurance of officers will allow their indemnification and insurance accordingly.

Part B – Additional Matters that will be Presented for the Meeting's Approval

Information in connection with Additional Issues which are on the Meeting's Agenda:

14.	The granting of phantom options to purchase 375,772 Series F preferred shares of Pocared Diagnostics Ltd from the Company to the Chairman of the Board of Directors

14.1.
On the agenda of the Meeting is a proposed resolution to approve the granting of phantom options to purchase 375,772 Series F preferred shares of Pocared Diagnostics Ltd ("Pocared") from the Company to the Chairman of the Board of Directors, Mr Arie Mientkavich.

14.2.
In March 2011, the Audit Committee and Board of Directors approved the payment of a bonus to the Chairman of the Board of Directors in the amount of NIS 1.2 million for the year 2010. Ultimately, the bonus was not presented to the Company shareholders for approval and accordingly was not received by the Chairman.

14.3.
Due to the fact that the bonus was not ultimately granted, despite having been approved as aforementioned, the Chairman approached the Company and proposed that the bonus be turned into a performance bonus in lieu of a cash bonus, such that the value of the bonus will be only approximately 45% of the value that was previously approved but not paid, and will include an option component that is directly linked to the Company's performance or to significant challenges it faces.

14.4.
For the reasons set forth below and due to Pocared's importance to the Company and its holdings, it is proposed that in lieu of such bonus, the Chairman of the Board of Directors shall be granted (phantom) options to Pocared shares held by the Company, on a cashless "net exercise" basis.

14.5.
It is proposed that the Chairman of the Board of Directors be granted 375,772 options for the purchase of Series F preferred shares of Pocared representing approximately 2% of the Series F preferred shares of Pocared held by the Company (equivalent to 0.5% of Pocared's equity).

14.6.
The exercise price per share of each option shall be $0.605 representing the actual price per share paid by the Company for each share in its last investment in Pocared in September 2011. The options are exercisable until the fourth anniversary of the date of approval by the shareholders of the Company. The options shall be automatically exercisable upon an exit event (as defined below) during the four year period. If an exit event does not occur by the fourth anniversary of the date of approval by the shareholders of the Company, then the value of the options will be determined on the date of their expiry based on a valuation to be performed by a valuator chosen by the Company's audit committee. The options will be exercised into cash, in an amount equal to the difference between the exercise price and the price at which they are either sold or valued. It is clarified that the options do not confer any rights to receive Pocared shares in lieu of money, nor do they limit the Company in any action or any of its rights in relations to the shares held by it. For this purpose, an exit event shall be deemed to have occurred in the event of a sale of most of the shares or assets of Pocared or in the event of an initial public offering of the securities of Pocared or in the event of the sale of more than 50% of the holdings of the Company in Pocared.

If the proceeds received by the Company in respect of the Pocared shares are in the form of cash, then the Chairman will be entitled to receive the consideration in respect of the exercised options within thirty (30) days following the date upon which the Company receives the payment. If the proceeds in respect of the Pocared shares, in the case of an exit event, received by the Company are in the form of securities, then the Company shall pay the Chairman in cash an amount equal to the fair value of the said securities as determined by an external independent valuator appointed by the Company's audit committee.

The options for shares of Pocared granted to the Chairman shall be changed or exchanged, as a result of any change to the Series F Preferred Shares of Pocared in accordance with changes in equity. In the event that any dividends are distributed with respect to the Series F Preferred Shares at any time until the exit event, the exercise price per sare of each option will be reduced by the amount per share of the dividend so distributed.

14.7.
According to accounting standards (IFRS2), the value of the accounting expense on the date of grant is approximately $132,000 (based on the Black & Scholes model). It is pointed out that the value of the options will be measured at each balance sheet date and the accounting expense will be recorded accordingly if the value increases (or vice versa).

14.8.
In accordance with Pocared's capital structure, the Company holds 27,579,617 shares representing 40.5% of Pocared's share capital, of which approximately 16,619,088 are Series F preferred shares held by the Company. Pocared's capital is comprised of ordinary shares and preferred shares of Series A, B, C, D, D1, D2, E, and F. Upon liquidation event or dividend distribution, the Series F shares, in preference to any other securities of Pocared, shall be entitled to receive an amount equal to 200% of the original issue price per Preferred F Share plus interest on the original issue price at the rate of 8% per annum. The other preferred securities will then be entitled to receive the original issue price plus interest on the original issue at a certain rate per annum. The remaining distribution shall then be distributed among all of the ordinary shares and preferred shares on a pro rata pari passu basis, meaning that the Series F preferred shares shall also be entitled to participate in the pro rata distribution.

14.9.
To date approximately $57 million have been invested in Pocared, out of which the Company has invested approximately $23 million (in addition, the Company invested approximately $1 million in the purchase of Pocared shares from another shareholder). In January 2011, Pocared completed a financing round of approximately $5,800 thousand in consideration for 9,586,777 Preferred F shares. The Company's share in this amount was approximately $2,600 thousand. In addition, simultaneously with the financing round, convertible loans in the amount of approximately $9,200 thousand were converted into 15,244,457 Preferred F shares. The Company's share in these loans was approximately $4,100. Pursuant to the investment agreement, the shareholders of Pocared, including the Company, have the option at their discretion to invest up to an additional approximately $11,200 thousand in three additional installments, pro rata to their holdings of Pocared. In June and September 2011, the first two installments (out of the additional three installments) were completed. The Company's share in these installments was approximately $3,400 thousand. To date, the Company is assuming that it will invest the third installment as well, however there is no assurance that this will be the case.

14.10.	Set forth below are the details of the compensation the Chairman of the Board of Directors received during 2010:

Information on compensation recipient				*Compensation for services					Total
				Thousand Dollars
Name	Position	Employment date	Type of Position	Shareholdings (Fully diluted)	Salary	Bonus	Share-based payments	Management fee
Arie Mientkavich	Chairman of the Company's board of directors	January, 2007	50%	0.4%	502 (1)	334 (2)	190 (3), (4)	-	1,026

(1)
The amount includes all of the following components: 12 months salaries linked to the consumer price index (as of December 2010 – NIS 130,000 per monthly salary (approximately $30,000)), social benefits and related benefits, as customary, and loss of earning capacity insurance and accommodation expenses. In May 2007, the Company’s shareholders approved (after receiving approval from the Company’s audit committee and board of directors) the Company’s engagement in an agreement with Mr. Arie Mientkavich for his employment as the Company’s Chairman of the board as of January 8, 2007. According to the agreement, Mr. Mientkavich will be employed on a part-time (50%) basis. The engagement between the parties shall terminate three months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement. According to the employment agreement, the grant of an annual bonus as well as options in the Company to the Chairman is at the discretion of the Board of Directors, in an amount to be determined by the Board of Directors, and subject to the approval of the Company's shareholders.

(2)
Pursuant to the employment agreement, on March 10, 2011, the Company’s board of directors approved (after receiving the approval of the Company’s audit committee) the payment of a bonus for the year 2010 subject to the approval of the Company’s shareholders meeting. It is pointed out that the compensation in the form of options to purchase Pocared shares will be in lieu of the aforementioned bonus, which was approved to Mr. Mientkavich in March 2011 but not ultimately paid.

(3)
In May 2007, the Company allotted to Mr. Mientkavich, in the framework of the Company’s option plan, 120,000 options for the purchase of ordinary shares of the Company at an exercise price of $15.53 per option (subject to adjustments), exercisable in 4 equal annual portions starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and until May 2012, all subject to the terms and conditions of the aforesaid plan. The amount indicated in the “Share-Based Payment” column includes approximately $85 thousand recorded by the Company as an expense in its financial statements for 2010, according to accounting standard IFRS2, due to the grant of options to Mr. Mientkavich, as specified above. For a description of the terms of the option plan within the framework of which the options were granted, See note 17(g) of the consolidated financial statements for the year ending December 31, 2010.

(4)
In connection with his office as a director at Given Imaging Ltd. ("Given Imaging"), Given Imaging allotted to Mr. Mientkavich stock options as well as restricted share units in the framework of an option plan and a restricted share unit grant plan of Given Imaging, in accordance with the following details:

(a)
In July 2007, Given Imaging allotted to Mr. Mientkavich options for the purchase of 35,000 ordinary shares of Given Imaging at an exercise price of $29.42 per share, exercisable in 4 equal annual portions starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until July 2014.

(b)
In June 2008, Given Imaging allotted to Mr. Mientkavich options for the purchase of 10,000 ordinary shares of Given Imaging at an exercise price of $16 per share, exercisable from the first anniversary of allotment thereof, and until July 2015.

(c)
In August 2009, Given Imaging allotted to Mr. Mientkavich options for the purchase of 10,000 ordinary shares of Given Imaging at an exercise price of $11.55 per share, exercisable from the first anniversary of allotment thereof, and until August 2014.

(d)	In June 2010, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units.

The amount indicated in the “Share-Based Payment” column includes approximately $104 thousand recorded by Given Imaging as an expense according to accounting standard IFRS2, due to the grant of options and restricted share units to Mr. Mientkavich, as specified above.

14.11.	Set forth below are the details of the compensation the Chairman of the Board of Directors received during 2011:

Information on compensation recipient				*Compensation for services					Total
				Thousand Dollars
Name	Position	Employment date	Type of Position	Shareholdings (Fully diluted)	Salary	Bonus	Share-based payments	Management fee
Arie Mientkavich	Chairman of the Company's board of directors	January, 2007	50%	0.4%	416 (1)	-	216 (2), (3)	-	632

(1)
The amount includes all of the following components: 11 months salaries linked to the consumer price index (as of November 2011 – NIS 136,000 per monthly salary (approximately $36,000)), social benefits and related benefits, as customary, and loss of earning capacity insurance and accommodation expenses.

(2)	The amount of $132 thousand in respect of the proposed compensation in this Section in the form of options for Pocared shares.

(3)
In connection with his office as a director at Given Imaging, Given Imaging allotted to Mr. Mientkavich stock options as well as restricted share units in the framework of an option plan and a restricted share unit grant plan of Given Imaging as detailed in Section 14.10 above. In addition, in May 2011, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units, that are locked-up until the next general shareholders meeting of Given Imaging in 2012. The amount indicated in the “Share-Based Payment” column includes approximately $84 thousand recorded by Given Imaging in its financial statements for the nine months ended September 30, 2011 as an expense according to accounting standard IFRS2, due to the grant of options and restricted share units to Mr. Mientkavich, as specified above.

Manner of Approval of the granting of the options

14.12.
For the purposes of the discussion of the approval to grant the options to the Chairman of the board of directors, the parameters were presented to the audit committee and board of directors regarding: the terms of the options and the exercise thereof (including the draft option agreement); the compensation given in 2010 and the first 11 months of 2011; the manner of calculating the accounting expense in respect of the granting of the options and the capitalization of Pocared. It is pointed out that examination of the compensation parameters of similar companies or compensation parameters acceptable in the branch are not relevant in light of the fact that this relates to granting options for shares in a held company of the Company.

14.13.	The audit committee and the board of directors approved the payment of the bonus to Mr. Mientkavich on December 22, 2011 and December 25, 2011, respectively.

14.14.	Hereunder is a summary of the reasons of the audit committee and the board of directors for the approval of the grant of options to the Chairman of the Board of Directors:

14.14.1.
The compensation is being granted in lieu of a bonus to the Chairman of the Board of Directors that was previously approved by the Audit Committee and the Board of Directors in the amount of NIS 1.2 million (and which ultimately was not granted). It is noted that the fair value of the compensation, approximately NIS500 thousand, is only approximately 45% of value of the bonus already approved yet not paid to him.

14.14.2.	The proposed compensation is performance linked and its future value is linked to the future value of central assets held by Elron.

14.14.3.
Pocared is one of the main companies held by the Company and the involvement in Pocared required by the Company is expected to have a material impact on the Company's value. Therefore, granting the Chairman of the Board of Directors a bonus that is linked to the value of the holding in Pocared, links such compensation to the Company's holding in a material asset and his contribution to the Company in this matter.

14.14.4.
Based on figures that were presented to the Board of Directors, the cost of the Chairman's terms of employment, including the proposed compensation, on the whole, relative to the Company's business and results, is reasonable and acceptable for officers in his position.

Part C – Details regarding the Convening of a Special General Meeting

15.	Notice regarding the Convening of a Special General Meeting

The special general meeting of the Company's shareholders (the "Meeting"), will be held on February 1, 2012 at 10:30 a.m., at the Company's registered office at 3 Azrieli Center (Triangular Tower, 42nd floor) in Tel Aviv.

16.	Location and Date of the Meeting

A special general meeting of the Company's shareholders will be convened on February 1, 2012 at 10:30 a.m. at the Company's registered office at 3 Azrieli Center (Triangular Tower, 42nd floor) in Tel Aviv (the "Meeting"). The resolutions specified herein will be on the Meeting's agenda.

17.	The Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on January 3, 2012 (the "Record Date"). In the event that no trading shall be carried out on the Record Date, the record date will be the last trading day that preceded such date.

18.	The Majority Required

18.1.
The majority required for adoption of the proposed resolutions specified in Sections 1.1, 1.2, 1.4 and 1.5 of this Report is a majority of the shareholders who are entitled to vote and who are participating in the vote, either in person or through an attorney (including by proxy or written proxy), provided that one of the following is fulfilled:

(a)
The count of the majority votes at the Meeting includes a majority of all of the votes of the shareholders who do not have a personal interest in the approval of the said resolution, who are participating in the vote; the count of all of the votes of the said shareholders shall exclude abstaining votes.

(b)	The total dissenting votes from among the shareholders stated in Section (a) above shall not have exceeded two percent (2%) of all of the Company's voting rights.

18.2.
The majority required for adoption of the proposed resolution specified in Section 1.3 is a majority of at least sixty-seven percent (67%) of all of the votes of the Company's shareholders present at the Meeting who are entitled to vote and who voted therein (either in person or through an attorney (including by proxy or written proxy)), excluding abstaining votes, provided that one of the following is fulfilled:

(1)
The count of the majority votes at the general meeting includes a majority of all of the votes of the shareholders who are not controlling shareholders of the Company or who do not have a personal interest in the approval of the appointment, with the exception of a personal interest which is not as a result of a relationship with the controlling shareholder, who are participating in the vote. The count of all of the votes of the said shareholders shall exclude abstaining votes.

(2)	The total dissenting votes from among the shareholders stated in Subsection (1) above shall not have exceeded the rate of two percent (2%) of all of the Company's voting rights.

18.3.
The majority required for adoption of the proposed resolution specified in Section 1.6 is a majority of all of the votes of the Company's shareholders present at the Meeting who are entitled to vote and who voted therein (either in person or through an attorney (including by proxy or written proxy)), excluding abstaining votes,

19.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time that shall be scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned to the same day the following week, at the same time and location. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present, either in person or by proxy, shall constitute legal quorum.

20.	Manner of Voting

20.1.
A shareholder who wishes to participate in and vote at the Meeting will be entitled to do so if he shall have delivered to the Company, before commencement of the Meeting, confirmation regarding his ownership of the shares on the Record Date, prepared pursuant to the Israel Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, as specified below.

20.2.
A shareholder of the Company may participate in and vote at the Meeting in person, or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles). A document appointing a proxy (the "Letter of Appointment"), as well as an original power of attorney by virtue of which the Letter of Appointment was signed (if any), must be deposited at the Company's registered office at least 48 hours before the time scheduled for the meeting. The Letter of Appointment shall state both the full names of the principal and of his proxy, as appears at the Registrar of Companies or in the I.D. card (as the case may be), their number at the Registrar of Companies or their I.D. numbers (as the case may be), and the place of their incorporation or their passport country (as the case may be).

20.3.
Pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the transfer agent's name, who wishes to vote at the Meeting, will provide the Company with confirmation regarding his ownership of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered, as required by the said regulations.

21.	Confirmation of Ownership and Proxy Card

21.1.
A shareholder whose shares are registered with a TASE member may receive confirmation of the ownership from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

21.2.
In addition, shareholders of the Company whose shares are registered with American Stock Transfer ("AST") only, whether they are registered in their name or they hold the same through a broker in the U.S., will be entitled to vote at the Meeting by delivering, to AST or to the broker through which the shares are held (as the case may be), a proxy card whose language, in English, will be posted by the Company on the SEC's website stated below, and which will be sent to the foregoing shareholders. Voting shall be made by such shareholders only in accordance with the instructions stated in the proxy card. The proxy card must be delivered to AST up to 48 hours before the time of the convening of the Meeting (i.e. by January 30, 2012 at 10:30 a.m., Israel time).

22.	Voting by Written Proxies and Position Statements

A shareholder may vote at the Meeting on the proposed resolutions that are on the agenda by a written proxy as specified below. The language of the written proxy and position statements in respect of the Meeting may be found on the distribution website of the ISA at https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the written proxy and the position statements.

A TASE member will send, free of charge, via e-mail, a link to the language of the written proxy and the position statements on the distribution website of the ISA to any shareholder who is not registered in the shareholders’ register of the Company and whose shares are registered with the TASE member, unless the shareholder shall have notified such TASE member that he is not interested therein, provided that the notice shall have been given with respect to a specific securities account and on a date prior to the Record Date.

The vote shall be cast on the second part of the written proxy, as posted on the distribution website of the ISA, which is stated above.

A shareholder who is registered in the shareholders' register and who wishes to vote in writing shall state his vote on the form and shall deliver it to the Company or send it thereto via registered mail, together with a photocopy of his I.D. card, or a photocopy of his passport, or a photocopy of the certificate of incorporation thereof, as the case may be, such that the written proxy shall reach the Company's offices at least seventy-two hours (72 hours) before the time of the convening of the general meeting, i.e. by January 29, 2012 at 10:30 a.m. A shareholder who is not registered in the shareholders' register shall deliver or send the voting form to the Company as aforesaid, together with confirmation of ownership, such that the voting form shall reach the Company's offices on such date. The confirmation of ownership may be received from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

The last date for delivery of position statements to the Company is: January 13, 2012.

The last date for delivery of the response of the board of directors to position statements, if and insofar as position statements of shareholders shall be submitted, and the board of directors shall choose to submit its response to the said position statements, is: January 18, 2012.

A written proxy and position statements shall be delivered by hand delivery or via registered mail.

A shareholder participating in the vote with respect to the proposed resolutions specified in Sections 1.1, 1.2, 1.3, 1.4 and 1.5, whether in person or by proxy, shall notify the Company before the vote at the Meeting, or if the vote is by written proxy – on the written proxy by marking in Part B of the written proxy in the place designated therefor, whether or not he has a personal interest in the approval of the engagements that are on the Meeting's agenda.

The vote of a shareholder who fails to mark the existence or absence of a personal interest (or who shall mark that he has a personal interest but shall fail to specify the nature of the interest) shall not be counted.

23.	Authority of the ISA

Pursuant to the Transaction with a Controlling Shareholder Regulations, within 21 days from the date of the filing of this Report, the ISA or an employee who it shall have authorized therefor (the "ISA") may instruct the Company to provide, within such timeframe as the ISA shall determine, any explanation, details, information and documents with respect to the engagements, and instruct the Company to amend this Report in such manner and on such date as it shall determine. In the event that an instruction is given to amend this Report, the ISA may order the postponement of the date of the Meeting to a date no earlier than 3 business days and no later than 35 days after the date of publication of the amendment to this Report.

24.	Inspection of the Documents and Details regarding the Company's Representatives

This Report, the documents as stated in Section 5 of the Transaction with a Controlling Shareholder Regulations and the full language of the proposed resolutions that are on the Meeting's agenda may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, 42nd floor), Tel Aviv, after advance telephone coordination with the Company's secretariat at 972-3-6075555 on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 a.m. and 4:00 p.m. until the date of convening of the Meeting. In addition, this Report may be inspected on the ISA's website at: https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. In addition, the language of the translation into English of this Report will also appear on the distribution website of the SEC at: http://www.sec.gov.

The Company's representative for the purpose of the handling of this transaction report is Adv. Ofer Hanoh and Adv. Ravid Aharoni, of Gross Kleinhendler, Hodak, HaLevy, Greenberg and Co., whose address is 1 Azrieli Center (Circular Tower, 40th Floor), Tel Aviv, Tel: 972-3-6074444, Fax: 972-3-6074499.

Annexes – this report is accompanied by the following annexes:
Annex A – Form of written proxy
Annex B –  Proposed language of Articles of Association
Annex C –  New indemnification letter

Sincerely,

Elron Electronic Industries Ltd.

Details and titles of signatories for the Company:     Ari Bronstein, CEO

                      Yaron Elad, CFO

Written Proxy pursuant to the Israel Companies Regulations
(Voting in Writing and Position Statements), 5766-2005 (the “Regulations”)

1.	Name of Company: Elron Electronic Industries Ltd.

2.
Type of general meeting and place and time of convening thereof: Special general meeting of the shareholders of the Company, to be convened on February 1, 2012 at 10:30 in the Company’s offices at 3 Azrieli Center, Triangular Tower, 42nd floor, Tel Aviv.

3.	Detail of the issues on the agenda which may be voted on through the written proxy:

3.1.
To approve the amendment and extension of the Company's engagement with Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of the Company, in a services agreement for an additional period of three years from May 1, 2012.

3.2.
To approve, in advance, the Company's engagement in a "directors and officers" insurance policy from July 1, 2012 (the date of expiration of the present insurance policy in which the Company engaged) through Clal Insurance Co. Ltd. ("Clal", "Commencement of the First Insurance Period"), or through another insurer, for a period to be determined (the "First Insurance Period"), and to approve, in advance, the Company's engagement in an insurance policy as stated in this section after expiry of the First Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to the directors and officers, as shall serve at the Company and at the group from time to time, including officers who are controlling shareholders or their relatives, subject to the terms and conditions specified in the Report. This resolution will remain in effect for a period of three years from the date of Commencement of the First Insurance Period.

3.3.
To approve an amendment to the Company's Articles of Association as marked in Sections 1, 19, 52, 97, 104, 111, and 138-142 (inclusive) in the amended form  of the Articles, which is attached hereto as Annex B, which mainly concern expansion of the provisions of the Articles that pertain to indemnification and insurance of officers, as permitted in accordance with the changes in the Companies Law and with other legislation on matters pertaining to indemnification and insurance, as well as adaptation of the provisions of the Articles to additional changes that have occurred in the Companies Law.

3.4.
To approve the granting of letters of indemnification in the new form  attached hereto as Annex C (the "New Letter of Indemnification"), to all of the directors who serve and will serve from time to time at the Company, and to officers of the Company (including directors), who are controlling shareholders of the Company or their relatives at the time of this Report and/or in the granting of which the controlling shareholders of the Company may have a personal interest, who serve and will serve from time to time at the Company, as specified herein, subject to approval of the resolution to amend the Company's Articles of Association, as proposed in Section 3.3 of the Report. Insofar as the resolution to grant new letters of indemnification as stated in this section shall be approved, the letters of indemnification shall remain in effect until February 1, 2021, with the exception of letters of indemnification that shall be granted to directors and to officers who are controlling shareholders or their relatives, which will remain in effect for three years, commencing on the date of the approval of the general meeting which is hereby convened.

3.5.
To approve anew the granting of an advance exemption from liability by the Company to officers of the Company (including directors) who serve and/or shall serve therein from time to time and who are and/or whose relatives are controlling shareholders of the Company at the time of this Report ("Officers from among Controlling Shareholders") and/or those officers in the granting of which the controlling shareholders of the Company may have a personal interest. To the extent that the resolution to grant the exemption, the exemption shall remain valid until February 1, 2021 except for the exemption to be granted to Officers from among Controlling Shareholders which will remain valid for a period of three years commencing on the date of approval of the general meeting that is hereby convened.

It is hereby clarified that the exemption from liability being brought for approval anew with respect to Officers from among Controlling Shareholders is identical to the exemption from liability already granted to other officers and directors as approved by the general meeting of shareholders of the Company in 2001 (following approval of the audit committee and board of directors).

3.6.
To grant "phantom" options  to purchase 375,772 Series F preferred shares of Pocared Diagnostics Ltd from the Company to the Chairman of the Company, Mr. Arie Mientkavich, on the terms detailed in this Report.

4.	The place and times at which the full language of the proposed resolutions may be inspected:

This Report, the documents as stated in Section 5 of the Transaction with a Controlling Shareholder Regulations and the full language of the proposed resolutions that are on the Meeting's agenda may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, 42nd floor), Tel Aviv, after advance telephone coordination with the Company's secretariat at 03-6075555 on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 a.m. and 4:00 p.m. until the date of convening of the Meeting. In addition, this Report may be inspected on the ISA's website at: https://www.magna.isa.gov.il  and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. In addition, the language of the translation into English of this Report will also appear on the distribution website of the SEC at: http://www.sec.gov.

5.	The majority required for adoption of the resolutions on the agenda:

5.1.
The majority required for adoption of the proposed resolutions specified in Sections 3.1, 3.2, 3.4 and 3.5 of this Report is a majority of the shareholders who are entitled to vote and who are participating in the vote, either in person or through an attorney (including by proxy or written proxy), provided that one of the following is fulfilled:

(c)
The count of the majority votes at the Meeting includes a majority of all of the votes of the shareholders who do not have a personal interest in the approval of the said resolution, who are participating in the vote; the count of all of the votes of the said shareholders shall exclude abstaining votes.

(d)	The total dissenting votes from among the shareholders stated in Section (a) above shall not have exceeded the rate of two percent (2%) of all of the Company's voting rights.

5.2.
The majority required for adoption of the proposed resolution specified in Section 3.3 is a majority of at least sixty-seven percent (67%) of all of the votes of the Company's shareholders present at the Meeting, who are entitled to vote and who voted therein, either in person or through an attorney (including by proxy or written proxy), excluding abstaining votes, provided that one of the following is fulfilled:

(a)
The count of the majority votes at the Meeting includes a majority of all of the votes of the shareholders who do not have a personal interest in the approval of the said resolution, who are participating in the vote; the count of all of the votes of the said shareholders shall exclude abstaining votes.

(b)	The total dissenting votes from among the shareholders stated in Section (a) above shall not have exceeded the rate of two percent (2%) of all of the Company's voting rights.

5.3.
The majority required for adoption of the proposed resolution specified in Section 3.6 is a majority of all of the votes of the Company's shareholders present at the Meeting, who are entitled to vote and who voted therein, either in person or through an attorney (including by proxy or written proxy).

6.
Validity of the written proxy: The written proxy shall only be valid if accompanied by the following documents, and delivered to the Company (including via registered mail) up to seventy two hours prior to the time of the Meeting, namely by January 29, 2012 at 10:30:

6.1.	If the shareholder is not registered: It is accompanied by a confirmation of ownership of the unregistered shareholder.

6.2.	If the shareholder is registered on the Company’s books: It is accompanied by a photocopy of an identity card, passport or certificate of incorporation.

A written proxy not provided in accordance with the provisions of this section shall be invalid. For this purpose, “time of delivery” shall be the time at which the written proxy and the accompanying documents shall have reached the Company’s offices.

7.	Internet: The Company does not enable voting via the internet.

8.	Address for delivery of written proxies and position statements: The Company’s offices at 3 Azrieli Center, Triangular Tower, 42nd floor, Tel Aviv.

9.
Dates for delivery of position statements and written proxies: The last date for delivery of position statements of shareholders to the Company is January 13, 2012. The last date for delivery of written proxies is up to 72 hours before the time of convening of the general meeting, i.e. by 10:30am on January 29, 2012. The last date for delivery of a position statement on behalf of the Company, which shall include the answer of the Company’s board of directors to the position statements on behalf of the shareholders, is January 18, 2012.

10.	Distribution website address and TASE website where the written proxies and position statements are posted: https://www.magna.isa.gov.il and http://maya.tase.co.il, respectively.

11.
Receipt of confirmation of ownership: A shareholder is entitled to receive the confirmation of ownership at the TASE member’s branch or by postal delivery (against payment of the postage fee only), if so requested by him. A request for this purpose shall be made in advance for a particular securities account.

12.
Receipt of written proxies and position statements: An unregistered shareholder is entitled to receive by e-mail (to the address held by the TASE member), free of charge, a link to the language of the written proxy and position statements on the distribution website, from the TASE member through which he holds his shares, unless he shall have notified the TASE member that he is not interested in receiving such a link or is interested in receiving written proxies by post for a fee. His notice in respect of the written proxies shall also be applicable to receipt of the position statements.

13.
Inspection of written proxies: One or more shareholders, holding shares on the record date at a rate constituting five percent (5%) or more of the total voting rights in the Company, and anyone holding such a rate out of the total voting rights which are not held by a controlling shareholder of the Company, as defined in Section 268 of the Companies Law (a “Controlling Shareholder”), is entitled, either in person or through an agent on his behalf, after the convening of the general meeting, to inspect the written proxies at the Company’s office (whose address is stated in Section 4 above), during normal working hours, as specified in Section 10(a) of the Regulations.

13.1.	The quantity of shares constituting 5% of the total voting rights in the Company is 1,483,001 ordinary shares of the Company.

13.2.	The quantity of shares constituting 5% of the total voting rights in the Company, which are not held by the Controlling Shareholder, is 649,917 ordinary shares of the Company.

14.
Statement of manner of vote: A shareholder shall state his vote on the issues on the agenda in Part II of this written proxy, which also provides room for indicating the existence or lack of a personal interest in the resolutions as follows:

A shareholder participating in a vote in reference to the proposed resolutions specified in Sections 3.1, 3.2, 3.4 and 3.5, either in person or by proxy, shall notify the Company before the vote at the Meeting, or if the vote is via the written proxy – on the written proxy by checking the appropriate place in Part II of the written proxy, whether or not he has a personal interest in approval of the engagements on the Meeting’s agenda.

A shareholder who does not indicate the existence or absence of personal interest (or checks having a personal interest but does not specify the nature of such interest), his vote will not be counted.

Written Proxy – Part II

Name of the Company: Elron Electronic Industries Ltd., Public Company 520028036

Address of the Company (for delivery and postage of written proxies): 3 Azrieli Center, Triangular Tower, 42nd floor, Tel Aviv.

Date of the meeting: February 1, 2012 at 10:30.

Type of meeting: Special general meeting.

Record date for shareholding for purposes of the right to vote at the general meeting: January 3, 2012

Details of Shareholder

Shareholder’s name: ______________________

I.D. number: _______________________

If the shareholder has no Israeli I.D. card:

Passport number: __________________

Country of issue: ______________________

Valid until: _______________________

If the shareholder is a corporation:

Corporation number: ________________

Jurisdiction of incorporation: __________________

Are you an interested party in the Company? Yes/No [please check]

For this purpose, “interested party” shall mean: (1) Anyone holding five percent or more of the company’s issued share capital or voting power, anyone entitled to appoint one director or more of the company’s directors or its general manager, anyone holding office as a director or the general manager of the company, or a corporation in which such person holds twenty five percent or more of its issued share capital or voting power, or is entitled to appoint twenty five percent or more of its directors; for this purpose –

(a)	The manager of a joint investment trust fund shall be deemed as holding the securities included in the fund’s assets;

(b)
If a person holds securities through a trustee, the trustee too shall be deemed as holding the said securities; for this purpose, a “trustee” – excluding a transfer agent and excluding anyone holding securities merely in his capacity as trustee in an arrangement, within the meaning thereof according to Section 46(a)(2)(f) or as trustee for the allotment of shares to employees, as defined in Section 102 of the Income Tax Ordinance;

(2)	A subsidiary of the company, apart from a transfer agent;

Are you a senior officer? Yes/No [please check]

For this purpose, a “senior officer” means: An officer, as defined in the Companies Law, and the chairman of the board of directors, an alternate director, an individual appointed pursuant to Section 236 of the Companies Law on behalf of a corporation holding office as a director, comptroller, internal auditor, independent authorized signatory, and any person performing such functions even under a different title, and a senior officer in a corporation controlled by the corporation, who has a material effect on the corporation and any individual employed by the corporation in another position, who holds five percent or more of the par value of the issued share capital or voting power.

Are you an institutional investor? Yes/No [Please check]

For this purpose, an “institutional investor” means any one of the following:

(1)	A managing company – for investments made for the provident fund managed thereby;

(2)	An insurer – for investments made against yield-dependent liabilities.

And the manager of a joint investment trust fund, within the meaning thereof in the Joint Investments Trust Law, 5754-1994.

_____________________	______________________
Date	Signature

For shareholders holding shares via a TASE member (according to Section 177(1) of the Companies Law, 5759-1999) – this written proxy is valid only together with a confirmation of ownership.

For shareholders who are registered in the Company’s shareholders’ registry – the written proxy is valid when accompanied by a photocopy of the identity card/passport/certificate of incorporation.

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 1, 2012

The undersigned hereby constitutes and appoints ADV. ROY CARMONA, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on  January  3, 2011 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on February 1, 2012, at 10:30 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here      ☒

1.
Proposal No. 1 -  To approve the amendment and extension of the Company's engagement with Discount Investment Corporation Ltd. a controlling shareholder of the Company, in a services agreement for an additional period of three years from May 1, 2012.

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑YES                                   ❑NO

If your response to the above question is YES, please provide details:

2.
Proposal No. 2 - To approve, in advance, the Company's engagement in a "directors and officers" insurance policy from July 1, 2012 through Clal Insurance Co. Ltd, or through another insurer, for a period to be determined (the "First Insurance Period"), and to approve, in advance, the Company's engagement in an insurance policy as stated in this section after expiration of the First Insurance Period, which shall apply with respect to the directors and officers, as shall serve at the Company and at the group from time to time, including officers who are controlling shareholders or their relatives, subject to the terms and conditions specified in the accompanying proxy.

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑YES                                   ❑NO

If your response to the above question is YES, please provide details:

3.
Proposal No. 3. To approve an amendment to the Company's Articles of Association relating mainly to indemnification and insurance of officers and as well other applicable changes in the Companies Law, 1999, in the form attached to the accompanying proxy.

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑YES                                   ❑NO

If your response to the above question is YES, please provide details:

4.
Proposal No.4. To approve the granting of letters of indemnification in a new form attached to the accompanying proxy, to all of the directors who serve and will serve from time to time at the Company, and to officers of the Company (including directors), who serve and will serve from time to time at the Company, who are or whose relatives are controlling shareholders of the Company as of the date of the accompanying proxy, and/or in the granting of which the controlling shareholders of the Company may have a personal interest, subject to approval of the resolution to amend the Company's articles of association, as proposed in Proposal No. 3 above.

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑YES                                   ❑NO

If your response to the above question is YES, please provide details:

5.
Proposal No.5. To approve anew, the granting of an advance exemption from liability by the Company to officers of the Company (including directors) who serve and/or shall serve therein from time to time, who are and/or whose relatives are controlling shareholders of the Company as of the date of the accompanying proxy and/or in the granting of which the controlling shareholders of the Company may have a personal interest.

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑YES                                   ❑NO

If your response to the above question is YES, please provide details:

6.	Proposal No.6. To approve the grant of 375,772 options for the purchase of Series F preferred shares of Pocared Diagnostics Ltd from the Company to the Chairman of the board of directors.

NOTE: Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in each of the resolutions no. 1-5 described in the above  proposals and if so, to provide the necessary details in connection therewith. The term "personal interest"  includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN EACH OF PROPOSAL NOS. 1-5, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTIONS DESCRIBED IN THE ABOVEMENTIONED PROPOSALS.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2012

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.

This is an English translation from the original Hebrew version.  In case of any discrepancy, the binding version is the Hebrew original.

Articles of Association of

Elron Electronic Industries Ltd.

INTRODUCTION

1.	1.1 In these Articles, unless the context otherwise requires -

"Person" or "Persons" -	Including a corporation;

“Shareholders meeting” -	General meeting of all the shareholders of the Company;

"In writing" -	In handwriting, print, type, photo, telex, facsimile, e-mail, computer or through any other electronic media, which creates or enables the creation of a copy and/or printout of the document;

"Shareholder" -	A Registered Shareholder and a Non-Registered Shareholder;

“Law”	The provisions of any law prevailing in the State of Israel;

"Registered Shareholder" -	A shareholder registered in the Shareholders Register of the Company;

"Non-Registered Shareholder" -
Any person to whose credit a share is registered with a member of the Stock Exchange (as defined in the Companies Law) and such share is included among the shares registered in the Shareholders Register of the Company in the name of a Nominee Company;

"The Company" -	Elron Electronic Industries Ltd.;
“The Board” -	The Board of Directors of the company, including every committee of the Board acting within the framework of authorities empowered to it lawfully by the Board.

"The Law" or "The Companies Law" -	The Companies Law, 5759-1999, and the Regulations enacted thereunder, as from time to time in force;

"Administrative Proceeding" -
A proceeding pursuant to Chapter H3 (imposition of a monetary sanction by the authority), Chapter H4 (imposition of administrative enforcement measures by the administrative enforcement committee) or Chapter I1 (Arrangement for avoidance of institution of proceedings or cessation of proceedings, contingent upon conditions) of the Securities Law; Proceeding pursuant to Chapters J, J1 and K1 of the Joint Investments Law; Proceeding according to Chapters G1, G2 and H1 of the Advice Law;  Proceeding according to Chapter I1 of the Insurance Supervision Law and according to Chapter H of the Pension Funds Law; Proceeding for imposition of a monetary sanction according to Article D of Chapter 4 of Part IX in the Companies Law; and also any other administrative proceeding which according to law, indemnification may be granted for payments related thereto or expenses incurred in relation thereto;

"The Secretary" -	Whoever may be appointed as secretary of the Company;

“The General Manager” -	The General Manager of the Company;

"The Register" or "The Shareholders Register" -	The register of shareholders of the Company which must be maintained by law;

"The Office" or "The Registered Office" -	The office of the Company, the address of which is from time to time registered with the Register of Companies;

"The Ordinance" or "The Companies Ordinance" -	The Companies Ordinance (New Version), 5743-1983, and the Regulations enacted thereunder, as from time to time in force;

"Advice Law" -	Israel Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995;

"Insurance Supervision Law" -	The Israel Financial Services (Insurance) Supervision Law, 5741-1981;

"Joint Investments Law" -	The Israel Joint Investments in Trust Law, 5754-1994;

"Securities Law" -	The Israel Securities Law, 5728-1968;

"Pension Funds Law" -	The Israel Financial Services (Pension Funds) Supervision Law, 5765-2005;

“Share” -	A share of the Company;

"Special Majority" -
A majority of at least sixty seven percent of all votes of the shareholders present at a general meeting or class meeting, as the case may be, who are entitled to vote and who voted at such meeting, without taking abstentions into account;

"Ordinary Majority" -
A simple majority of more than fifty percent of all votes of the shareholders present at a general meeting or class meeting, as the case may be, who are entitled to vote and who voted at such meeting, without taking abstentions into account;

"Year" or "Month" -	In accordance with the Gregorian calendar;

"Corporation" -	A company, partnership, cooperative society, association and any other body of persons whether incorporated or unincorporated;

"These Articles" or "The Articles" -	The Articles of Association set forth in this document, as may from time to time be amended;

"Payment to a Party Injured by Breach"
Payment to a party injured by breach as stated in Section 52(54)(a)(1)(a) of the Securities Law (including as applied in the Joint Investments Law and in the Advice Law); as well as payment to a party injured by breach imposed by the Commissioner of the Capital Market according to Section 92L of the Insurance Supervision Law or Section 47 of the Pension Funds Law.

1.2
Any expression in these Articles which is not defined in Article 1.1 above, shall have the meaning assigned to it in the Companies Law, unless this may be in contradiction to the subject matter or its content. Words in the singular shall mean also the plural, and vice versa, words in masculine gender shall mean also feminine gender.

1.3	The headings in these Articles are meant for the purpose of convenience only and shall not be used for the interpretation of these Articles.

1.4
In any place in these Articles which provides that the provisions thereof shall apply subject to the provisions of the Ordinance and/or subject to the provisions of the Companies Law and/or subject to the provisions of any law, the intention is to provisions of the Ordinance and/or provisions of the Companies Law and/or provisions of any law which are not elective, unless the context otherwise demands.

1.5
Provisions of the Companies Law which are dispositive shall apply to the Company, to the extent that it is not otherwise provided in these Articles and to the extent that there is no contradiction between them and between the provisions of these Articles.

1.6
Any place where the name of a law or a section of law is referred to in these Articles, the intention is to the form thereof as shall be amended from time to time (directly or through another law) and including regulations promulgated thereunder and provisions given according thereto.

Name of the Company

2.	The name of the Company is as follows:

2.1.	In Hebrew – “"אלרון תעשיה אלקטרונית בע"מ

2.2.	In English – “Elron Electronic Industries Ltd.”

Limitation of Liability

3.	The liability of the shareholders is limited, each to payment of the full amount which he undertook to pay for the shares allotted to him at the time of the allotment.

Objects of the Company

4.	The Company shall engage in any legal business.

Business

5.
The Company may, at any time, engage in any branch or kind of business in which it is, expressly or by implication, authorized to engage in accordance with Article 4 above.  The Company may also cease to engage in such businesses, whether or not it has commenced to engage in such branch or kind of business.

Donations

6.
The Company may donate reasonable amounts for deserving causes, even though the donation is not within the framework of the business considerations of the Company.  The Board, at its discretion, is authorized to determine the amounts of the donations, the causes for which they are made, the identity of the recipient of the donation and any other condition relating thereto.

Registered Office

7.	The registered office of the Company shall be the address determined by the Board or by a person designated to it by the Board, as may from time to time be changed.

The Articles

8.	The Company may alter these Articles by resolution carried at a General Meeting by a Special Majority.

9.
A resolution carried at a General Meeting by the majority required for alteration of the Articles, as aforesaid in Article 8 above, which alters any provision of the provisions of these Articles, shall be deemed to constitute a resolution for the alteration of these Articles even though the resolution does not expressly state "alteration of Articles".

10.
Subject to the provisions of the Companies Law, alterations of these Articles shall be valid as from the date of adoption of the resolution by the Company or from such later date as may be determined in the resolution.

Registered Share Capital

11.
The registered share capital of the Company is NIS 94,500  divided into  31,500,000  Ordinary Shares of par value NIS 0.003 each (hereinafter - "The Ordinary Shares").  The Company may alter the registered share capital in accordance with the provisions of the Companies Law and of these Articles.

The Shares

12.	The following rights shall be attached to the Ordinary Shares of the Company:

12.1.
The Ordinary Shares shall confer upon the holders thereof the right to receive from time to time, proportionately to the amounts of capital paid up or credited as paid up on such shares, all profits which will be distributed to all the shareholders of the Company, all profits and reserves which will be capitalized and distributed either in cash or in shares of the Company, to all the shareholders of the Company, and the return of capital and distribution of surplus of assets upon winding up of the Company.

12.2.	The Ordinary Shares shall confer upon the holders thereof the right to receive notices of and to participate in all General Meetings of the Company.

12.3.	The Ordinary Shares shall confer upon the holders thereof equal right to vote at the General Meetings of the Company.

12.4.	The provisions of these articles in respect of shares shall also apply to other securities issued by the Company, mutatis mutandis, unless expressly declared otherwise at the time of issue.

13.
The Board of Directors (hereinafter - the "Board") may fix any record date it deems fit subject to the provisions of the Companies Law for the purpose determining the shareholders entitled to vote at a shareholders meeting, or to receive dividends or any rights issuance, or for any other lawful purpose. Had the Board fixed a record date for any such specific entitlement, the shareholders at such record date will be the only ones entitled thereto.

14.
14.1.
A shareholder who is a trustee shall be registered in the Shareholders Register with a note as to his trusteeship, and for the purpose of the Companies Law he shall be deemed to be a shareholder.  Without derogating from the aforesaid, the Company shall recognize a trustee, as aforesaid, as a shareholder, for all intents and purposes, and shall not recognize any other person whomsoever, including the beneficiary, as the owner of any right whatsoever to the share

14.2.
Without derogating from the aforesaid, and subject to the provisions of these Articles, apart from registered and non-registered shareholders of the Company, no person will be recognized by the Company as the owner of any right whatsoever to a share and the Company will not be bound and will not recognize any beneficial right in accordance with the laws of equity or trustee relations or a future or partial right to any share or any beneficial right in a fraction of a share or any other right in respect of a share, but only the right of the shareholder as aforesaid in Article 14.1 above to the share in its entirety, all the aforesaid except if a court of competent jurisdiction may otherwise direct.

Share Certificates

15.
The certificates evidencing the right of ownership to shares shall bear the stamp of the Company and the signatures of one Director together with the CEO of the Company or together with the secretary of the Company or the signatures of any two persons appointed by the Board for such purpose.

The Board may resolve that a signature or signatures as aforesaid may be effected by any mechanical means, as may be determined by the Board.

16.	Except in the event that the conditions of the issuance of shares otherwise provide:

16.1.
Every registered shareholder is, at his request, entitled to receive from the Company within a period of two months following the allotment or the registration of transfer, as the case may be, one certificate evidencing his ownership of the shares registered in his name, or, with the consent of the Company, several such certificates.

16.2.
A Nominee Company is, at its request, entitled to receive from the Company within a period of two months following the allotment or the registration of transfer, as the case may be, one certificate evidencing the number of shares and class of shares registered in its name in the Shareholders Register.

17.	Subject to the provisions of the Companies Law, there shall be detailed in every certificate the number of shares in respect of which the certificate was issued, their serial numbers and par value.

18.
A certificate which relates to a share registered in the name of two or more persons, shall be delivered to the person whose name appears first in the Shareholders Register in respect of such share, unless all the registered shareholders of such share shall direct the Company, in writing, to deliver the certificate to another of the registered shareholders.

19.
If a share certificate is ~~destroyed,~~ spoiled,damaged, lost or ~~damaged~~ destroyed, the ~~Board~~ Company may ~~order the cancellation thereof and the~~ issue ~~of~~ a new certificate in place thereof, provided that the existing share certificate is cancelled by the Company after it is delivered to the Company ~~and destroyed by it~~, or that it is proved to the satisfaction of the Board that the certificate has been lost or destroyed and that the Company has received security to the satisfaction of the Board against any possible damage.  A reasonable sum as may be determined by the Board from time to time shall be paid in respect of every certificate issued pursuant to this Article.

Payments for Shares

20.
The consideration to be given to the Company for any issuance of shares as well as the time and manner of delivery thereof to the Company and all other conditions applying in connection therewith, if any, shall be determined by the Board, and the Board may determine the same at its discretion subject to the provisions of the Companies Law. In the event that the entire or part of the consideration for any share will not be given to the Company until the issuance thereof, such share may not be issued before the consideration therefor and the time and manner of delivery thereof to the Company, as determined by the Board, shall have been documented in writing, and the Company shall have received a written commitment thereto of the person to whom such share is to be issued.

Forfeiture of Shares

21.
The Board may resolve to forfeit a share issued by the Company if the consideration therefor which the shareholder has committed to deliver to the Company has not been delivered to the Company at the time and according to the conditions as committed to by such shareholder. Such resolution may not be adopted unless a written notice of the Company's intention to forfeit the share has been sent by the Company to the shareholder and the entire or any part of the consideration as should have been delivered to the Company prior to the date of such notice has not been delivered to the Company by the end of fourteen days from the date of such notice. The date of adoption of such resolution shall be deemed to be the date of forfeiture of such share, and thereafter the Company may sell such share at such date, in such manner and on such conditions as the Board shall determine in its discretion. Subject to the foregoing, in all matters regarding such forfeiture of shares and sale thereof the provisions of the Companies Law in this respect shall also apply.

Transfer of Shares

22.
Every transfer of shares registered in the Shareholders Register in the name of a registered shareholder, including by or to the Nominee Company, shall be made by a Deed of Transfer in the form usual in Israel or in such other form as may be approved by the Board or by the person/s designated by the Board for this purpose. The Deed of Transfer shall be signed in handwriting only by the transferor and by the transferee, in person or by their attorneys and also by witnesses to their signature.

23.
Before the registration of transfer of shares in the Company’s Registrer of Shareholders, the Deed of Transfer shall be lodged for registration at the registered office of the Company or any other place as may be fixed by the Board, or by the person/s designated by the Board for this purpose, together with the share certificates of the shares to be transferred, if such a certificate has been issued, and together with any other proof required by the Company as to the proprietary right of the transferor or his right to transfer the shares or the authority of the attorney for the transferor or the attorney for the transferee to sign behalf the name of the transferor or the transferee on the Deed of Transfer, if it was signed by an attorney as mentioned above.

24.	The Company shall be entitled to charge a fee for registration of transfer in an amount to be fixed by the Board from time to time and which is reasonable in the circumstances of the matter.

25.
Subject to the provisions of the Companies Law, a transfer of shares will not be registered in the Register of Shareholders other than after the Transfer Deed, share certificate and proof required by the Company as aforesaid shall have been delivered to the Company, and the amount fixed, if any, for registration of the transfer has been paid to the Company; the transferor shall continue to be considered as the shareholder of the transferred shares until the registration of the transferee in the Register of Shareholders as the shareholder of such shares.

26.
The Company may close the Shareholders Register for a period fixed by the Board provided that such period shall not exceed, in total, above thirty days in any year.  When the Register is closed, no transfer of shares shall be registered in the Register.

27.	Subject to the provisions of these Articles or to the terms of the issue of shares of any class, any share that was fully paid may be transferred without necessity for approval by the Board.

28.	If the Company refuses to approve the transfer of shares, it shall notify the transferor of the same not later than one month from the date of receipt of the Deed of Transfer.

29.
A Deed of Transfer that shall be registered in the Company’s Register of Shareholders shall be kept by the Company. Any Deed of Transfer which the Company refuses to register in the Register of Shareholders shall be returned to the person who submitted it, according to his/her demand.

30.
30.1.
Subject to the provisions of the Companies Law and to the provisions ofthese Articles, if there shall be proved to the Company to its satisfaction in such manner as may be determined by it, the existence of the legal requirements for the transmission of shares registered in the name of a registered shareholder, the Company shall recognize the assignee alone as the owner of the right to the said shares.

30.2.
Notwithstanding the aforesaid, in the event of the death of one or more of the shareholders in whose joint names shares are registered in the Shareholders Register, the Company shall recognize only the surviving shareholders as owners of the proprietary right to such shares.

31.
31.1.
Subject to the provisions of these Articles, the Company shall change the registration of the ownership of shares in the Shareholders Register in the event that there shall be lodged with the Company a court order for the amendment of the Register or if there shall be proved to the Company, to its satisfaction of the in the manner fixed by it, the existence of the legal requirements for the transmission of shares, and the Company shall not recognize any right of any person to shares unless his right shall first be proved, as aforesaid.

31.2.
Without derogating from the aforesaid, the Board may refuse to effect the registration or delay the same, as it would have been entitled to do had the registered shareholder himself transferred the share, prior to the transmission of the right.

32.
Subject to the provisions of the Companies Law and to the provisions of these Articles, a person who becomes entitled to a share as aforesaid in Article 30 above, shall be entitled to transfer the shares in the same way that the registered owner was entitled to do himself, prior to the transmission of the right.

33.
The Company may destroy the Deeds of Transfer of shares on the expiration of seven years from registration in the Register, the Company may also destroy share certificates which have been cancelled on the expiration of seven years from their cancellation, and there shall be a prima facie presumption that the Deeds of Transfer and certificates destroyed were fully valid and that the transfers, cancellations and registrations, as the case may be, were correctly effected.

Alteration of the Share Capital

34.	The Company may, by resolution carried at a General Meeting by a special majority, increase the registered share capital of the Company, by classes of shares, as it may determine.

35.	Subject to the provisions of the Companies Law, the Company may, by resolution carried at a General Meeting by an ordinary majority:

35.1.	To consolidate all or part of its shares and to divide them into shares of a greater par value than the par value of the existing shares;

35.2.	To split all or part of its shares, by way of subdivision, into shares of lesser par value than the par value of the existing shares;

35.3.	To decrease the capital of the Company and of any reserve fund from redemption of capital.

For the execution of any resolution as aforesaid, the Board may, at its discretion, resolve any difficulty which may arise in connection therewith.

36.
Without derogating from the generality of the authority of the Board, as aforesaid, if as a result of the consolidation or split, as aforesaid, fractions of a share shall stand to the credit of the any shareholders, the Board is authorized at its discretion, to act as follows:

36.1.
To determine that fractions of shares which do not entitle their owners to a whole share, shall be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on the terms and in the manner which may be determined.

36.2.
To allot to every shareholder whom the consolidation and/or split leaves with a fraction of a share, shares of the class which existed prior to the consolidation and/or split, in such quantity which, when consolidated with the fraction, will constitute one whole share, and such allotment shall be deemed to be valid immediately prior to the consolidation or split, as the case may be.

36.3.	To determine the manner in which the amounts to be paid for shares allotted as aforesaid in Article 36.2 above, shall be paid up, including on account of bonus shares.

36.4.	To determine that the owners of fractions of shares shall not be entitled to receive a whole share in respect of a share fraction.

36.5.
To determine that shareholders shall not be entitled to receive a whole share in respect of a fraction of a whole share of a determined par value or less than same, or that they shall be entitled to receive a whole share in respect of a fraction of a whole share the par value of which is greater than such determined par value.

37.
The Company may, by resolution carried at a General Meeting, by a special majority, annul registered share capital which has not yet been issued, provided that the Company has no undertaking, including a provisional undertaking, to allot such shares.

Modification of Rights

38.
At any time during which the share capital is divided into different classes, the Company may by resolution carried at a General Meeting, by a special majority, except if the terms of the issuance of the shares of such class otherwise provide, annul, convert, expand, supplement, restrict, amend or otherwise modify the rights of a class of shares of the Company, provided that the consent, in writing, of all the shareholders of such class thereto shall be received or that the resolution shall have been approved by a General Meeting of the shareholders of such class by special majority, or in the event that it was otherwise provided in the terms of the issuance of a particular class of the shares of the Company, as may have been provided in the terms of issuance of such class.

39.
The provisions of these Articles concerning General Meetings shall apply, subject to the necessary changes, to any class meeting provided that the quorum at the class meeting shall be the presence, in person or by proxy, at the opening of the meeting of at least two shareholders who own at least thirty three and one third percent of the number of the issued shares of such class.  However if there is no such quorum with half an hour from the time fixed for the meeting, the meeting shall be adjourned in a week, to the same day, time and place, or to a later date or to another place if such was specify in the Company’s notice, and at the adjourned meeting a quorum shall be constituted by any number of participants regardless of the number of shares held by them.

40.
The rights conferred upon the shareholders or owners of a class of shares, whether issued with ordinary rights or with preference rights or with other special rights, shall not be deemed to have been converted, restricted, prejudiced or altered in any other manner by the creation or issuance of additional shares of any class, whether of the same degree or in a degree different or preferable to them, nor shall they be deemed to have been converted, restricted, prejudiced or altered in any other manner by a change of the rights linked to any other class of shares, all the aforesaid unless otherwise expressly provided in the terms of the issuance of such shares.

Issuance of Shares and Other Securities

41.
The Company may issue shares and other securities which are convertible or realizable for shares, as determined by the Board, up to the extent of the registered share capital of the Company;  for this purpose convertible securities which may be converted or realized for shares shall be deemed to have been converted or realized at the time of issue.  Without derogation from the generality of the aforesaid, the Company may issue shares and other securities, as aforesaid, to grant optional rights for the purchase thereof including options or to confer them in any other manner, all the aforesaid to such persons, at such times, for such prices and upon such conditions, and also to determine any other provision in connection therewith, including provisions as to the manner of the distribution of the shares and the securities issued by the Company, between the purchasers thereof, including in the case of over subscription, all the aforesaid at the discretion of the Board.

42.
Without derogating from the generality of the foregoing, and subject to the provisions of the Companies Law and of these Articles, the Board may determine, at its discretion, that the consideration for shares shall be paid in cash or in kind, including in securities or in any other manner, or that the shares shall be allotted as bonus shares or be allotted for a consideration equal to or greater than their par value, either in units or in series, all the aforesaid on the terms and at the times as may be determined by the Board at its discretion.

43.
In a resolution for the increase of the registered share capital of the Company, the General Meeting may determine that the new shares included in the amount by which the registered share capital was increased as aforesaid (hereinafter - the “New Shares"), or any part of them, shall first be offered, at par value or at a premium, to all the existing shareholders in proportion to the par value of their shares in the Company or may determine other provisions with regard to the issuance and allotment of the new shares.  However, in the absence of such a determination by the General Meeting in the resolution to increase the registered share capital of the Company, the Board may offer such shares as aforesaid in Article 41 above.

44.
The Company may pay commissions or underwriting fees to any person, at the time of subscription or a subscription agreement or the procurement of subscriptions or pledge of subscriptions for shares or debentures or other securities of the Company as the Board may determine.  The Company may also pay, in the event of any issuance of securities of the Company, agency commissions, the aforesaid in cash, in shares of the Company or in other securities issued by the Company, or in any other manner, or partly in one manner and partly in another manner, all the aforesaid as the Board may determine subject to the provisions of law.

Redeemable Securities

45.	Subject to the provisions of the Companies Law the Company may issue securities which may be redeemed on such terms and in such manner as may be determined by the Board at its discretion.

Registers

46.
46.1.
The Company shall maintain a Register of Shareholders according to theprovisions of the Companies Law. Subject to the provisions of the Companies Law, upon registration in the Register the registered shareholder shall be deemed to be the owner of the shares registered in his name even if share certificates have not been issued in respect of such shares.

46.2.	The Company shall maintain a Register of Material Shareholders, as required by the Companies Law and defined there.

47.	The Company may maintain an additional Shareholders Register outside of Israel on the terms provided for such purpose by the Companies Law.

48.
The Company shall maintain a Register of Debenture Holders and Convertible Security Holders and all the provisions of these Articles relating to shares shall apply with regard to such Convertible Securities, as regards registration in the Register, issue of certificates, exchange of certificates, transfer and transmission, subject to such changes as the context may require, all the aforesaid subject to the terms of the issue of the securities.

General Meetings

49.	Resolutions of the Company in the following matters shall be adopted at a General Meeting:

49.1.	Alterations of the Articles or Memorandum of the Company;

49.2.
Exercise of the authorities of the Board of Directors by General Meeting in the event that the Board is not able to exercise its authorities and the exercise of any authority is vital for the proper management of the Company, as provided in the provisions of the Companies Law;

49.3.	Appointment and termination of employment of auditors;

49.4.	Appointment and dismissal of Directors;

49.5.	Approval of actions and transactions which are subject to approval at a General Meeting in accordance with the provisions of sections 255 and 268 to 275 of the Companies Law;

49.6.
Increase of the registered share capital and the decrease thereof in accordance with the provisions of sections 286 and 287 of the Companies Law as well as alterations in capital as provided for in Article 35 above;

49.7.	Merger in accordance with section 320(a) of the Companies Law;

49.8.	Any matter which pursuant to the Law or in accordance with these Articles is required to be adopted by resolution of a General Meeting.

50.	The Company shall hold an Annual General Meeting each year not later than fifteen months after the previous Annual Meeting, at such time and place as may be determined by the Board.

51.	The Agenda of the Annual General Meeting shall include the following items:

51.1.	Discussion of the Financial Statements and Directors' Report which are presented to the General Meeting;

51.2.	Appointment of Directors and determination of their remuneration;

51.3.	Appointment of auditors;

51.4.	Report of the Board as to the auditor's fee for auditing and additional services, if any;

51.5.	In addition to the aforesaid, there may be included on the agenda of the Annual Meeting any other matter determined in accordance with Article 55 hereafter.

A General Meeting as aforesaid is referred to as an "Annual Meeting" and any other General Meeting is referred to as an "Extraordinary Meeting".

52.	The Board of Directors of the Company shall convene a Extraordinary Meeting as may be decided by the Board, and shall also convene a Extraordinary Meeting at the demand of any one of the following:

52.1.	Any two Directors or one quarter of the officiating Directors.

52.2.
One or more shareholders, who hold at least five percent of the issued capital and at least one percent of the voting rights in the Company, or one or more shareholders who hold at least five percent of the voting rights in the Company.

53.
If the Board receives a demand for the convening of an Extraordinary Meeting as aforesaid, the Board shall within twenty one days of receipt of the demand convene the meeting for a date fixed in the notice as to the Extraordinary Meeting in accordance with Article 57.1 hereafter, provided that the date for convention shall not be later than thirty five days from the date of publication of the notice, all the aforesaid subject to the provisions of the Companies Law.

54.
In the event that the Board does not convene a Extraordinary Meeting demanded in accordance with Article 52 above, the persons making the demand, and in the case of shareholders - such part of them as hold at least one half of their voting rights, may themselves convene the meeting provided that it shall not be held more than three months of the date that the demand was lodged as aforesaid, and the meeting shall be convened, to the extent possible, in the same manner as the convention of meetings by the Board.

55.
55.1.
The agenda at a General Meeting shall be fixed by the Board and shall includealso items in respect of which a demand for the convention of a Extraordinary Meeting has been made in accordance with Article 52 above and any matter requested in accordance with Article 55.2 hereafter.

55.2.
One or more shareholders who hold at least one percent of the voting rights at the General Meeting, may request the Board to include any matter on the agenda of a meeting to be held provided that such matter is appropriate for deliberation at a General Meeting.

55.3.
A request as aforesaid in Article 55.2 above shall be lodged with the Company at least seven days prior to the giving of notice of the convening of the General Meeting, and there shall be attached thereto a draft of the resolution proposed by the shareholder.

56.
56.1.
A notice of a General Meeting shall be published in at least twodistributed daily newspapers published in Hebrew.  The notice shall be published at least fourteen days prior to the convening of the meeting or before if required by law.

56.2.
Apart from the notice as to the General Meeting as in Article 56.1 above, the Company shall not give any notice as to the General Meeting, either to the registered shareholders or to shareholders who are not registered.

57.
57.1.
The notice as to a General Meeting shall detail the place, the day and the hourat which the meeting will be held and shall include the agenda as well as a summary of the proposed resolutions and any other details required by law.

57.2.
In the resolution of the Board to convene a meeting, the Board may fix the manner in which the items on the agenda will be detailed and notified to the shareholders entitled to participate at the meeting, all at according to the  discretion of the Board and subject to the provisions of the Law.

57.3.
Without derogating from the authority of the Board as aforesaid in this article 57 and without derogating from the generality of the provisions of these Articles relating to delegation of the authority of the Board, the Board may delegate its authority as aforesaid in this article 57, to a Committee of the Board and/or to an officer of the company, either for the purpose of a specific General Meeting or for a period.

58.
A defect made bona fide in the convening of a General Meeting or the management of the meeting including a fault resulting from the non-performance of a provision or condition fixed by law or by these Articles, including as to the manner of the convention or management of the General Meeting, shall not invalidate any resolution carried at the General Meeting and shall not prejudice the proceedings thereof, subject to the provisions of any law.

Proceedings at General Meetings

59.
No business shall be transacted at any General Meeting unless a quorum is present at the time of the opening of the meeting. A quorum shall be constituted when two shareholders, holding collectively at least thirty-three and one third percent of the voting rights, are present in person or by proxy, within half an hour from the time set for the meeting, unless otherwise determined in these Articles.

60.
If a quorum is not present within half an hour from the time set for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without need for notification to the shareholders, or to such other day, time and place as the Board may determined in the notice to the shareholders, as mentioned in article 56 above.

61.
At an adjourned meeting a quorum shall be constituted when two shareholders, holding collectively at least thirty-three and one third percent of the voting rights, are present in person or by proxy, within half an hour from the time set for the opening of the adjourned meeting.  If a quorum is not present as aforesaid, at the adjourned meeting, the meeting shall be held if one shareholder, holding at least twenty five percent of the voting rights, is present in person or by proxy.

62.
The Chairman of the Board or in his absence, any Director or officer appointed for such purpose by the Chairman of the Board, shall take the chair at every General Meeting of the Company.  If there shall be no Chairman as aforesaid or if at any particular meeting, no such person is present within fifteen minutes from the time set for commencement of the meeting, or if they shall be unwilling to act as Chairman of the meeting, the Directors present may by majority vote elect as Chairman one of the Directors or officers of the Company present at the meeting, and in default of their so doing, the shareholders present in person or by proxy may elect as Chairman one of the Directors or officers of the Company present at the meeting.  If no Directors or officers are present or if all of the Directors or officers shall be unwilling to act as Chairman, one of the shareholders or the proxy of a shareholder shall be elected to act as Chairman.

63.	The Company shall maintain Minutes of the proceedings at the General Meeting which shall include the following details:

63.1.	The names of the shareholders participating at the General Meeting and the number of shares held by them;

63.2.	The matters transacted at the General Meeting and the resolutions carried.

64.	Minutes signed by the Chairman of the General Meting shall constitute prima facie evidence as to the contents thereof.

Voting and Carrying of Resolutions at General Meetings

65.
A non-registered shareholder who wishes to vote at a General Meeting shall prove to the Company his ownership of his share to the date prescribed in the notice given for the convening of the General Meeting. Subject to the provisions of the Companies Law, the Board may issue directives and procedures relating to the proof of ownership of shares of the Company.

66.
A shareholder is entitled to vote at a General Meeting or Class Meeting, in person or by proxy, in accordance with the provisions of these Articles and subject to the provisions of the Companies Law.  A voting proxy need not be a shareholder of the Company.

66A.
Deed of Vote – A Shareholder may vote in a Shareholders Meeting by means of a Deed of Vote (ktav hatzba’ah) on any issue for which voting by Deed of Vote is required to be offered under applicable Law and on any other issue for which the Board of Directors has approved voting by Deed of Vote, either generally or specifically.  The form of the Deed of Vote shall be set by the corporate secretary or any one so authorized by the Board of Directors.

For the purposes of these articles, a “proxy” would also apply, mutatis mutandis, to a Deed of Vote and may be used instead of a Deed of Vote, subject to the applicable law.

66B.	The Board of Directors may authorize shareholder voting in a general meeting via the Internet, subject to applicable law.

67.
Subject to the provisions of any law, in the event of joint holders, each of them, in person or by proxy, is entitled to vote at any meeting in respect of the jointly owned shares as though he were the sole owner. In the event that more than one of the joint owners is present at the meeting, in person or by proxy, the shareholder entitled to vote will be the one whose name appears first in the Register or in the Ownership Certificate (as defined in the Law) issued by a member of the Stock Exchange, or in such other document determined by the Board for such purpose, as the case may be.  Several executors or administrators of a deceased shareholder shall for the purpose of this article be deemed joint owners of the shares.

68.
Any person entitled to shares in accordance with article 30 above, may vote at any General Meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least forty eight hours before the time for the meeting or the adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Company of his right to vote such shares unless the Company shall have previously recognized his right to vote the shares at such meeting.

69.	The instrument appointing a proxy (hereinafter "The Proxy Appointment") shall be in writing signed by the appointing shareholder.

The proxy appointment or an office copy to the satisfaction of the Company shall be deposited at the registered office or at such other place or places, in or outside of Israel, - as may from time to time be determined by the Board, either generally or in respect of a specific meeting - at least forty eight hours prior to the commencement of the meeting or the adjourned meeting, as the case may be, at which the proxy proposes to vote on the strength of such proxy appointment.  Notwithstanding the aforesaid, the Chairman of the meeting may, at his discretion, accept such proxy appointment after such time if he so deems fit at his discretion.  If the proxy appointment is not received as aforesaid in this article, it shall not be valid at such meeting.

70.
A voting proxy is entitled to participate in the discussions at the General Meeting and to be elected as chairman of the meeting in the same manner as the appointing shareholder, unless the proxy appointment otherwise provides.

71.

71.1	The proxy appointment shall be in form usual in Israel or any other form which may be approved by the Board or the person/s designated by it for this purpose.

71.2
The proxy appointment shall state the class and number of shares in respect of   which it is given.  If the proxy appointment does not state the number of shares in respect of which it is given or states a number of shares which exceeds the number registered in the name of the shareholder or stated in the Ownership Certificate, as the case may be, the proxy instrument shall be deemed to have been given in respect of all the shares of the shareholder according to the registration in the Company’s Register or in the Ownership Certificate, as the case may be.

71.3
If the proxy appointment is given in respect of a number of shares which is less than the number of shares registered in the name of the shareholder or stated in the Ownership Certificate, as the case may be, the shareholder shall be deemed not to have participated in the voting in respect of the excess shares and the proxy appointment shall be valid in respect of the number of shares stated therein.

72.
Without derogating from the provisions of these Articles relating to the appointment of a proxy for voting, a shareholder who holds more than one share is entitled to appoint more than one proxy, subject to the following provisions:

72.1	Each proxy appointment shall state the class and number of shares in respect of which it is given.

72.2
If the total number of shares of any class stated in proxy appointments given by such shareholder exceeds the number of shares registered in the name of the shareholder in the Company’s Register or stated in the Ownership Certificate, as the case may be, said shareholder will be eligible to vote only the shares registered in the said shareholders name in the Company’s Register on the condition that the voting instructions are identical in all the proxy appointments given by the same shareholder. If the voting instructions differ, all the proxy appointments given by such shareholder shall be invalid.

73.
A shareholder or his voting proxy may vote in respect of part only of the shares held by him or in respect of which he acts as proxy, and he may vote one way in respect of some of the shares and another way in respect of some thereof.

74.
A vote given by virtue of a proxy appointment shall be valid notwithstanding any defect in the proxy appointment and also in case of the previous decease of the principal or declaration of his legal incapacity or revocation of the proxy appointment or transfer of the shares in respect of which the vote is given, unless a notice in writing has been received at the office prior to the meeting as to such defect, death, incapacity, revocation or transfer, as the case may be. Notwithstanding the aforesaid the chairman of the meeting may, at his discretion accept such a notice also during the meeting if he shall so deem fit at his discretion.

75.	A proxy appointment shall be valid also in respect of an adjourned meeting of the meeting to which the proxy appointment relates unless otherwise provided in the proxy appointment.

76.	Each Ordinary Share entitles the holder thereof to participate at a General Meeting of the Company and to one vote at a poll.

77.
Any resolution standing to the vote of a General Meeting shall be decided by a poll of the votes of the shareholders voting. A poll shall be taken in such manner as the chairman  of the meeting may direct.  In case of any dispute as to the acceptance or rejection of any vote on a poll, the chairman of the meeting shall determine the matter and his bona fide decision shall be final and binding.

78.
A declaration by the chairman that a resolution has been carried or rejected, whether unanimously or by a particular majority, and an entry to that effect in the minutes of the meeting, shall constitute prima facie evidence of such fact, and there be no necessity to prove the number of votes (or the relative proportion thereof) cast in favor or against the proposed resolution.

79.
Subject to the provisions of the Companies Law or the provisions of these Articles requiring any other majority, resolutions of a General Meeting shall be adopted by a simple majority.  The chairman of the meeting shall not have a second or casting vote.

80.
The chairman of a General Meeting may, with the consent of a meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting or adjourn the proceedings with regard to any particular matter on the agenda, to another time and place as may be decided.  No business shall be transacted at the adjourned meeting other than business which was on the agenda but unfinished at the meeting from which the adjournment took place.  It shall not be necessary to give notice of the adjourned meeting unless the adjournment exceeds twenty one days, in which case notice of the adjourned meeting shall be given according to the provisions of these Articles regarding a General Meeting.

The Board of Directors

81.	The number of the members of the Board (hereinafter: “Directors”) shall not be less than five and shall not exceed fifteen, including the External Directors, as defined in the Companies Law.

82.
The Directors shall be appointed at the Annual Meeting and, with the exception of the External Directors, shall continue in office until the termination of the first Annual Meeting following their appointment.  Notwithstanding the aforesaid, if no Directors were appointed at the Annual Meeting, the Directors appointed at the previous Annual Meeting shall continue in office. Directors whose period of office is expiring are eligible for re-appointment, except for External Directors, whose nomination and duration of service shall be as set forth in the Companies Law.

83.
No person other than a person who officiated as a Director up to the Annual Meeting, shall be appointed as a Director at the Annual Meeting, unless recommended for appointment by the Board, or unless a shareholder of the company who wishes to propose a candidate shall have lodged at the office, not later than within seven days of the publication of the notice of the meeting, a document in writing signed by the shareholder notifying his intention to propose such candidate for appointment as a Director, to which document there shall be attached the consent of the candidate to officiate as a Director and his/her resume.

84.
The Board may appoint, from time to time, an additional Director or Directors, whether in order to fill the office of a Director which has become vacant for any reason whatsoever or as an additional Director or Directors, provided that the total number of Directors shall not exceed the maximum number fixed in Article 81 above.  The office of a Director appointed as aforesaid shall terminate at the end of the Annual Meeting held following his appointment and he shall be eligible for re-appointment.

85.
An Extraordinary Meeting may appoint, from time to time, an additional Director or Directors, whether in order to fill the office of a Director which has become vacant for any reason whatsoever or as an additional Director or Directors, provided that the total number of Directors shall not exceed the maximum number fixed in Article 81 above, and the provisions of Article 83 above shall apply also on the appointment of a Director in an Extraordinary Meeting, with the relevant changes. The office of Directors, other than External Directors, appointed as aforesaid shall terminate at the end of the Annual Meeting held following their appointment.

86.
The service of a Director in office shall commence on the day of his/her appointment by the Board or by the General Meeting, as the case may be, unless a later date was set for the commencement of such service in office.

87.
Notwithstanding the aforesaid, the General Meeting may at any time, by a simple majority, remove any Director, other than an External Director, from office prior to the expiration of his office, provided that there shall be afforded to such Director a reasonable opportunity to present his standpoint before the General Meeting. Any General Meeting may also appoint, may also remove any External Director, from office, according to the provisions of the Companies Law.

88.
Without prejudice to the provisions of any law, the office of any Director, other than an External Director, shall terminate prior to the termination of the period for which he was appointed, in the event that there shall be served upon him a demand that he should resign signed by at least two thirds of the Directors then officiating.

89.
In the event of the vacation of the office of a Director, the Board may continue to act in all matters so long as the number of Directors does not fall below the minimum number of Directors fixed in article 81 above.  If the number of Directors shall fall below such number, the Board may not act otherwise than for the convention of a General Meeting for the purpose of the appointment of additional directors but not for any other purpose.

90.
A Director may resign by notice to the Board, to the chairman or to the office, as required by the Companies Law, and his resignation shall come into effect upon delivery of such notice, unless the notice shall determine a later date.  A Director shall state the reasons for his resignation.

91.	Subject to the provisions of the Companies Law, the Company may pay the Directors remuneration for carrying out their duty as Directors.

92.

92.1
A Director, except an external director, may appoint a substitute director in his place subject to the approval of the substitute by the Board (hereinafter - the"Substitute Director").  Notwithstanding the aforesaid, there shall not be appointed as a Substitute Director, any person who is not himself qualified to be appointed a director, or who himself already officiates as a Substitute Director of another Director. A person who already officiates as a Director of the Company shall not be appointed as a Substitute Director, other than as a substitute in a Board Committee

92.2	The same rules shall apply to a Substitute Director as to the Director who appointed the Substitute Director.

92.3
The Substitute Director may attend a meeting of the Board and/or committees of the Board, in which the Director who appointed him/her was a member, to participate and vote there at, in the same manner as could the Director who appointed the Substitute.

92.4
A Director who has appointed a Substitute Director may, subject to the provisions of law, revoke the appointment at any time.  In addition the office of a Substitute Director shall be vacated at any time that the office of the Director who appointed the Substitute is vacated in any manner whatsoever.

92.5
Any appointment or revocation of the appointment of a Substitute Director, as aforesaid, shall be made by notice in writing which shall be lodged with the Substitute Director and with the Company. Subject to article 92.1 above, any appointment or revocation, as the case may be, shall come into force after the lodging of the notice as aforesaid or upon such date as is fixed in the notice, whichever is the later.

92.6
Subject to the provisions of the Companies Law, the Company may pay a Substitute Director remuneration for participation at meetings of the Board, on the condition that the Director, the Substitute Director is replacing, is not present at the Board Meeting for which remuneration is sought.

External Directors

93.	At least two External Directors shall officiate in the Company in respect of whom the provisions in this respect fixed in the Companies Law shall be applicable.

Powers and Duties of The Board

94.	The Board shall have all the powers and authorities conferred upon it by these Articles, by the Companies Law and by any other Law.

95.
Without derogating from the provisions of these Articles, the Board shall formulate the policy of the Company and shall supervise the performance of the office and actions of the Managing Director, including inter alia -

95.1.	Determination of the business plans of the Company, financing principles and priorities;

95.2.	Examination of the financial position of the Company and determine the credit framework which the Company may receive;

95.3.	Fixing the organizational structure and salary policy;

95.4.	Decision as to the issue of a series of debentures;

95.5.	Responsibility for the preparation and approval of Financial Statements, in accordance with section 117 of the Companies Law;

95.6.	Report to the Annual Meeting on the affairs of the Company and business results, in accordance with the provisions of the Companies Law;

95.7.	Appointment and dismissal of the General Manager;

95.8.
Decision with regard to activities and transactions which require approval of the Board in accordance with these Articles or in accordance with the provisions of sections 255 and 268 to 275 of the Companies Law;

95.9.	Allotment of shares and securities convertible to shares up to the registered share capital of the Company;

95.10.	Decision as to the distribution of dividends or bonus shares, as the case may be;

95.11.	Decision as to tender offer within the meaning of section 1 of the Companies Law, from all or part or any of the shareholders of the Company, at its discretion;

95.12.	Opinion as to a special tender offer, in accordance with the provisions of section 329 of the Companies Law;

The powers of the Board in accordance with these Articles may not be delegated to the General Manager.

96.	Any power of the Company which has not been conferred by law or by these Articles to any other body, may be exercised by the Board.

97.
97.1 .
The Board may resolve that the powers vested in the General Manager shall be transferred to the authority of Board, the aforesaid in respect of a specific matter or for a particular period that shall not exceed the period required in the circumstances of the case.

97.2.
Without derogating from the aforesaid, the Board may instruct the General Manager as how to act with regard to a specific matter.  If the General Manager shall not carry out such instruction, the Board may exercise instead of him the powers necessary for carrying out such instruction.

97.3.	If the General Manager is unable to carry out his powers, the Board may carry them out in his place.

98.
Subject to the provisions of the Companies Law, the Board may delegate its powers to the General Manager, to an officer of the Company or to any other person.  Delegation of the powers of the Board may be with regard to a specific matter or for a particular period, the aforesaid at the discretion of the Board.

Receipt of Credit and the Grant of Guaranties and Securities

99.	The Company may, from time to time:

99.1.	Receive credit in any amount and secure the repayment thereof in any manner, and grant guaranties, securities and bonds of any kind whatsoever, as the Board, at its discretion may decide.

99.2.	Receive credit in an amount and conditions decided by the General Manager or the person designated by him for that purpose, in the framework of the credit and securities set by the Board.

99.3.
The issue of a series of debentures, including capital notes or undertakings, including debentures, capital notes or undertakings which can be converted to shares, and also the terms thereof, and mortgage of the property of the Company, in whole or in part, at present or in future, by floating or fixed charge, as the Board, at its discretion may decide. Debentures, capital notes, undertakings or other securities, as aforesaid, may be issued either at a discount or at a premium or in any other manner, whether with deferred rights or special rights and/or preferred rights and/or other rights, all the aforesaid as the Board may, at its discretion, determine.

Committees of the Board

100.
Subject to the provisions of the Companies Law, the Board may, as it deems fit, set up committees of two or more persons, appoint members of such committees (hereinafter - a"Board Committee”), and delegate its powers, in whole or in part, to a Board Committee.

101.
The Board may from time to time enlarge, limit or annul the delegation of powers to a Board Committee, however no such limitation or annulment as aforesaid, shall prejudice the validity of any resolution of the Board Committee in accordance with which the Company shall have acted vis-a-vis a third party who was not aware of the annulment.

102.

102.1.
The quorum for proceeding to business at a meeting of a Board Committeeshall be two committee members officiating at the time of the meeting, in person or by their substitute, unless otherwise determined by the Board.

102.2
The provisions of these Articles with regard to actions of the Board, shall apply, except as the context otherwise requires, also to Board Committees, so long as they shall not have been replaced by instructions of the Board in such respect, all the aforesaid subject to the provisions of the Companies Law.

102.3	A Board Committee shall regularly report its resolutions and recommendations to the Board.

103.
A resolution carried or an action taken by a Board Committee shall be as effective as a resolution carried or action taken by the Board, unless otherwise expressly determined by the Board with regard to a specific matter or with regard to a specific committee.

104.
104.1.
The Board shall, from among its members, appoint an Audit Committee. The number of members of the Audit Committee and their qualifications shall be as determined in the Companies Law.~~not be less than three and all the External Directors shall be members thereof.  The following persons shall not be members of the Audit Committee: The Chairman of the Board, any director who is employed by the Company or who provides the Company with services on a fixed basis, any controlling shareholder of the Company or a relative of same.~~

104.2.	The functions of the Audit Committee shall be as determined by the Companies Law including any other function which may be imposed upon it by the Board.

Proceedings of the Board

105.	Subject to the provisions of these Articles, the Board may hold meetings to carry out its functions, may adjourn its meetings and may organize its actions and discussions as it may deem fit.

106.
The Board shall appoint one of its members to act as Chairman of the Board and may appoint more than one Chairman of the Board (each of whom is hereinafter referred to as - "The Chairman of the Board"). The Board may also remove the Chairman of the Board from office and appoint another in his place.  The Board may appoint one or more of its members as Vice-chairman of the Board who shall serve in place of the Chairman in his absence. The Board may fix the period during which the Chairman and Vice-Chairmen of the Board shall remain in office.  If no such period is fixed, the Chairman and Vice-Chairmen of the Board shall remain in office so long as they officiate as directors, or others are appointed in their stead.

107.
The Chairman of the Board shall preside at and manage the proceedings at meeting of the Board.  If the Chairman of the Board is absent from a meeting of the Board in accordance with advance notice given by him, or if he is not present at the meeting within 15 minutes from the time fixed for the meeting, then the Vice-Chairman of the Board (if appointed) shall preside at the meeting.  In the absence from the meeting of both the Chairman and Vice-Chairmen of the Board, the Board members present shall elect one of their number as chairman of the meeting.

108.	The Board shall hold meetings in accordance with the needs of the Company and the provisions of The Companies Law.

109.	The Chairman is authorized to convene the Board at any time and to determine the place and time of any Board meeting.

110.	Without derogating from the aforesaid, the Chairman is obliged to convene the Board in any of the following instances:

110.1	On receipt of a demand from at least two directors for the convention of the Board, for discussion of the matter detailed in such demand;

110.2	On receipt of a notice or report from the General Manager which necessitates an action by the Board;

110.3	On receipt of a notice from the auditor as to material defects in the bookkeeping of the Company.

Upon receipt of such a notice or demand as above, the Chairman shall convene the Board, without delay, and not later than within 14 days of the date of the demand, notice or report, as the case may be.

111.

111.1	Prior notice of the convening of the Board shall be given to all members of the Board reasonably (considering the circumstances and the urgency of the matter) in advance of the meeting.

111.2	Notwithstanding the aforesaid, ~~with the consent of all the directors,~~ the Board may hold a meeting without notice insofar as the Companies Law permits.

112.	The agenda of Board meetings (Hereinafter - "The Agenda") shall be determined by the Chairman, and shall include:

112.1	Matters determined by the Chairman;

112.2	Matters fixed in accordance with Article 110 above;

112.3	Any matter which a director or the General Manager may, reasonably in advance of the convening of a Board meeting, request the Chairman to include on the agenda.

113.
The notice convening the Board, may be given in writing or orally, and shall include the time and place at which the meeting is to be held and reasonable details as to the matters on the agenda of the meeting.

114.
Notice of a meeting of the Board shall be delivered to the address of the director furnished to the Company unless the director has requested or agreed that the notice be delivered to him at another address.

115.	The quorum for commencing a meeting of the Board shall be three members of the Board officiating at the time of the meeting, in person or by their substitute.

116.

116.1
Each director shall have one vote on a poll of the Board.  Resolutions of the Board shall be carried by a majority of the votes of the directors present and voting at the meeting without taking abstention votes into account. The Chairman of the Board shall not have an additional or casting vote.

116.2	In the event of an equality of votes, the resolution voted upon shall be deemed to have been rejected.

117.
The Board may hold its meetings by the use of any means of communication provided that all the directors can hear one another at the same time.  The Board may determine the mode and methods for conducting a meeting by means of communication.

118.
The Board is authorized to adopt resolutions even without actually holding a meeting, provided that all the directors entitled to participate in the proceedings and to vote on the matter, have so consented.  The provisions of Article 116 above subject to the changes required by the context, shall apply to such a resolution.  A resolution carried in accordance with this Article shall be valid for all intents and purposes, as though it had been carried at a duly convened and conducted meeting of the Board.

Minutes

119.
The directors shall cause minutes of the proceedings at meetings of the Board to be kept;  The minutes shall filed in registers kept for such purpose and, inter alia, shall include the names of directors participating and the names of other persons present at each meeting,  the matters discussed at the meetings and the resolutions carried. Minutes signed by the Chairman of the Board or the Chairman of the meeting, as the case may be, shall constitute prima facie evidence as to the contents thereof.

120.
The provisions of Article 118 above shall apply also with regard to the meetings of every Committee of the Board and with regard to the carrying of resolutions by the Board without meeting as in Article 117 above.

The General Manager

121.	The appointment and dismissal of the General Manager shall be made by the Board. The Board may appoint more than one General Manager.

122.	The General Manager is not bound to be a shareholder of the Company or a director.

123.	The General Manager shall be responsible for the current management of the affairs of the Company within the framework of the policy determined by the Board and subject to the directives of the Board.

124.
The General Manager shall have all the management and executive powers which are not conferred by law or by or in accordance with these Articles on any other organ of the Company, with the exception of such powers, if any, as may be transferred from the General Manager to the Board in accordance with the provisions of Article 96.1 above.

125.	The General Manager shall be subject to the supervision of the Board.

126.
Subject to the provisions of the Companies Law and to the provisions of these Articles, the Board may, from time to time, at its discretion give to and confer upon the General Manager any of the powers of the Board in accordance with these Articles, and may confer such powers for such period, for such purposes, upon such terms and with such limitations as the Board may deem fit, and the Board may also confer such powers, either with or without waiving its own powers in such matter or in place and instead of them, in whole or in part, and may from time to time annul, rescind and change such powers, in whole or in part.

127.	The General Manager may, with the approval of the Board, delegate his powers to another person or persons under his authority; Such approval may be either general or with regard to a specific matter.

128.
Without derogating from the provisions of the Companies Law or from any other law, the General Manager shall submit to the Board reports on such matters, at such times and to such extent as may be required by the Board, either by a specific resolution or within the framework of the procedures of the Board.

129.	The remuneration of the General Manager may be paid by way of salary or by commission or participation in profits or by the grant of or right to purchase securities, or in any other manner.

Validity of Actions and Approval of Transactions

130.
Subject to the provisions of any law, all actions of the Board or of a Committee of the Board or of any person acting as a director or as a member of a Committee of the Board or of the General Manager, as the case may be - shall be valid even though it may subsequently transpire that there was some defect in the appointment of the Board, of the Committee of the Board, of the director who is a committee member or of the General Manager, as the case may be, or that any of the said officials was not qualified to hold office.

131.	Subject to the provisions of the Companies Law:

131.1.
A person shall not be disqualified from being an officer of the Company, because of his being an officer of or having an interest in another corporation, including a corporation in which the Company is an interested party, or being a shareholder of, or as a result of the entering into a contract with the Company, in any matter and in any manner whatsoever, by himself or by such a corporation as above.

131.2.
The fact that a person is an officer of the Company shall not disqualify him and/or a relative of his and/or a corporation in which he is any interest, from entering into an agreement with the Company in respect of any transactions in which the officer has any personal interest.

131.3.	An officer of the Company shall be entitled to participate in the deliberations and vote with regard to the approval of transactions in which he has a personal interest.

132.
Subject to the provisions of the Companies Law, a transaction of the Company with an officer of the Company or with a controlling shareholder, or a transaction of the Company with a third party in which an officer of the Company or a controlling shareholder has a personal interest, and which are not out of the ordinary course of business, shall be approved by the Board or by the Audit Committee or by such other organ empowered by the Board for such purpose. Such approval may be for a specific transaction or general with regard to a specific type of transaction. Such empowerment may be general to all types of transaction or with regard to a specific type of transaction.

133.
Subject to the provisions of the Companies Law, a general notification given to the Board by an officer or by a controlling shareholder, with regard to a personal interest in any particular body, detailing such personal interest, shall constitute a disclosure by the officer or controlling shareholder to the Company of his personal interest as aforesaid, for the purpose of a transaction between the Company and such body.

Signature on behalf of the Company

134.
Subject to the provisions of the Companies Law and of these Articles, the Board may authorize any person to sign on behalf of the Company, and determine the manner of the Company’s signature through any such authorized signatory, whether on his own or jointly with any other authorized signatory, whether generally or with regard to specific matters.

135.	Every signature of the Company on any document shall include the name of the Company, in addition to the signature of authorized signatories as required by the determination of the Board.

Appointment of Attorneys

136.
Subject to the provisions of the Companies Law, the Board may at any time grant a Power of Attorney to any person to act as attorney of the Company for such purposes, with such powers and discretion, for such period and subject to such conditions, all the aforesaid as the Board, or the person authorized for this purpose by the Board, may determine.

Exemption, Indemnity and Insurance

137.
Subject to the provisions of the Companies Law, the Company may exempt, in advance or retroactively, any officer of the Company from liability, in whole or in part, in respect of damage resulting from a breach of his/her duty of care to the Company.

138.
Subject to the provisions of the Companies Law and the provisions of any other law, the Company may insure the liability of any officer of the Company in respect of liability payment or expense which may be imposed on him or expended by him as a result of any act carried out by him in his capacity as an officer of the Company, in any of the following instances:

138.1.	Breach of a duty of care to the Company or to any other person;

138.2.	Breach of a duty of trust to the Company provided that the officer acted bona fide and had reasonable grounds for believing that the act would not harm the interests of the Company;

138.3.	A monetary liability imposed upon the officer in favor of a third party;

138.4.	A payment or expense imposed upon the officer in connection with an Administrative Proceeding, in each of the following:

138.4.1.	Payment to a Party Injured by Breach;

138.4.2.	Expenses incurred by the officer in connection with an Administrative Proceeding that was conducted in his case, including reasonable expenses of the proceedings, including lawyers' fees.

138.5.	Any other event in respect of which insurance of an officer is permitted and/or may be permitted.

~~139.~~	~~Subject to the provisions of the Companies Law -~~Cancelled.

~~139.1.~~
~~The Company may undertake in advance to indemnify an officer of the Company in respect of a liability or expense as detailed in Article 140 hereinafter, which may be imposed upon him/her as a result of an act carried out by him/her in his capacity as an officer of the Company, provided that such undertaking is limited to the kinds of events which in the opinion of the Board are foreseeable at the time of the issue of the undertaking and is limited to the amount fixed by the Board as reasonable in the circumstances of the matter (hereinafter - "The Indemnity Undertaking").~~

~~139.2.~~
~~Without derogating from the aforesaid in Article 139.1 above, the Company may indemnify an officer of the Company retroactively in respect of a liability or expense as detailed in Article 140 hereinafter, imposed upon him/her as a result of an act carried out by him/her in his capacity as an officer of the Company.~~

140.
Subject to the provisions of the Companies Law, and the provisions of any other law, the Company may indemnify an officer (both retroactively and by undertaking to so indemnify in advance),~~An indemnity undertaking or an indemnity, as aforesaid in Article 139 above, may be issued~~ in respect of a liability, payment or expense as ~~follows~~ detailed in Articles 140.1 to 140.5 below, imposed on or expended by the officer in respect of acts carried out by him in his capacity as an officer of the Company, as follows:

140.1.
A monetary liability imposed upon the officer in favor of a third party pursuant to a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; provided that the undertaking in advance to grant indemnification in respect of such monetary liability is limited to the kinds of events which in the opinion of the Board are foreseeable in consideration of the Company's operations at the time of the issue of the undertaking. Furthermore, the undertaking in advance to grant indemnification shall be limited to the amount fixed by the Board as reasonable in the circumstances of the matter, and which in relation to such events occurring as of [    ]1 and onwards, shall not in each case exceed the amount set forth in Article 141.2 below, and that the undertaking in advance to grant indemnification shall list the events which in the opinion of the Board are foreseeable in consideration of the Company's operations at the time of the issue as well as the amount or criterion fixed by the Board as reasonable in the circumstances of the matter;

140.2.
Reasonable expenses of the proceedings, including lawyers' fees, expended by the officer due to an investigation or proceeding conducted against him by an authority which is authorized to conduct an investigation or proceeding, and which has ended without the filing of an indictment against him and without a monetary liability being imposed upon him in lieu of criminal proceeding, or which has ended without the filing of an indictment against him but with the imposition of a monetary liability in lieu of a criminal proceeding in an offense which requires no proof of a criminal intention or in respect of a monetary sanction;

1 The date of the general meeting at which the amendment to the articles of association is approved, insofar as it is approved, will be inserted.

~~140.1.~~ In this Article – "A proceeding ending without the filing of an indictment in a matter on which a criminal investigation has been instituted" and "Monetary liability in lieu of a criminal proceeding" – including in their meaning in Section 260 (a)(1a) of the Companies Law.

~~140.2~~ 140.3.
Reasonable expenses of the proceedings, including lawyers fees, expended by the officer or imposed upon him/her by the court, in proceedings issued against him/her by or on behalf of the Company or by a third party, or with regard to criminal proceedings from which the officer was acquitted or criminal proceedings in which he was convicted but which do not require proof of a criminal intention;

140.4.	A payment or expense imposed upon the officer in connection with an Administrative Proceeding, in each of the following:

140.4.1.	Payment to a Party Injured by Breach;

140.4.2.	Expenses incurred by the officer in connection with an Administrative Proceeding that was conducted in his case, including reasonable expenses of the proceedings, including lawyers' fees.

140.5.	Any other liability, payment or expense in respect of which it is and/or may be permissible to indemnify an officer.

~~140.3.~~In this Article, "A Third Party" – including in case of a claim filed against the officer by way of a derivative claim.

141.	Subject to the provisions of the Companies Law, and the provisions of any other law -

141.1.
The Company may insure and/or indemnify an officer of the Company (both retroactively and by undertaking to so indemnify in advance), ~~issue an undertaking in advance to indemnify any person, including an officer of the Company,~~ who officiates,~~or~~ officiated, or will officiate ~~on behalf of or~~ at the request of the Company as an~~director~~ officer of another company of which the Company, directly or indirectly, is a shareholder, or in which the Company has any interest whatsoever (hereinafter - "An ~~Director~~ Officer of the other Company"), in respect of a liability or expense that shall be incurred or expended by him in respect of acts carried out by him in his capacity as An Officer of the other Company, and in this case Articles 138 to 140 above will apply with the necessary adjustments.~~as detailed in Article 140 above, which may be imposed upon him/her as a result of an act carried out by him/her in his capacity as a Director of the other Company, provided that such undertaking is limited to the kinds of events which in the opinion of the Board are foreseeable at the time of the issue of the undertaking and is limited to the amount fixed by the Board as reasonable in the circumstances of the matter .~~

~~141.2.~~
~~Without derogating from the aforesaid in Article 141.1 above, the Company may indemnify a Director of the other Company retroactively in respect of a liability or expense as detailed in Article 140 above, imposed upon him/her as a result of an act carried out by him/her in his capacity as a Director of the other Company.~~

~~141.3.~~
141.2. The aggregate indemnification amount that the Company shall pay to its Officers, including officers officiating or who will officiate at the request of the Company as An Officer of the other Company (in addition to sums that may be received from insurance companies in connection to insurance policies that the Company has purchased) pursuant to all the letters of indemnification that shall be issued by the Company pursuant to the indemnification decision, ~~in connection to one or more of the types of events to be approved~~in respect of a liability as detailed in Article 140 above, shall not exceed in the aggregate 25% of the shareholders equity (in US $) of the Company according to Company's last (annual or quarterly) ~~the consolidated~~ financial statements ~~of the Company dated  December 31, 2000~~ known before the actual indemnification payment.

~~142.~~	~~Subject to the provisions of the Companies Law -~~Cancelled.

~~142.1.~~
~~The Company may indemnify every employee or clerk of the Company who is not an officer of the Company retroactively, in respect of any liability or expense paid or imposed upon him/her in his capacity as an employee or clerk of the Company in any legal proceedings, due to an act carried out by him/her bona fide in his/her capacity as employee or clerk of the Company, excluding a criminal indictment in which the he/she was convicted in an offense which require proof of a criminal intention and the convicting judgment was not canceled in an appeal or it can not be issued for an appeal;~~

~~142.2.~~
~~The company may issue an undertaking in advance to indemnify an employee or clerk of the Company, who is not an officer of the Company, or to indemnify him/her retroactively in respect of any monetary liability imposed or will be imposed, upon him/her in favor of any third party in respect of an act carried out by him/her bona fide in his/her capacity as an employee or clerk of the Company.~~

143.
Subject to the provisions of the Companies Law, nothing in these Articles shall limit the Company, in any manner whatsoever, in entering into an agreement of liability insurance, or to the grant of exemption or indemnification:

143.1.	In respect of an officer of the Company or a director of the other company, to the extent that the insurance, the exemption or the indemnity are not forbidden by law.

143.2.
In respect of any person who is not an officer of the Company or a director of the other company, including but without derogating from the generality of the aforesaid, employees, contractors or consultants.

Dividends, Reserve Funds and Capitalization of Reserve Funds

144.
The Company may, before deciding on the distribution of a dividend as in Article 145 hereinafter, set aside some sums of the profits, to a general fund or a reserve fund for the distribution of dividends, distribution of bonus shares or any other purpose, as the Board may at its discretion determine.

145.
Until use is made of the said funds, the Company is authorized to invest the monies set aside as aforesaid and the monies of the funds, in any investment, to manage such investments, to vary them or otherwise to use them, and it may divide the reserve fund into special funds and to use each fund or part thereof for the purpose of the business of the Company, without holding the same distinct from the other assets of the Company, all the aforesaid at the discretion of the Board or a person designated for that purpose by the Board, and upon such terms as the Board may determine.

146.
Subject to the provisions of the Companies Law, the Company may distribute dividends, as the Board may resolve. The Board may decide that the dividend shall be paid, in whole or in part, in cash or by way of the distribution of assets in specie, including securities, or in any other manner at the discretion of the Board.

147.
147.1.
Subject to the provisions of the Companies Law, the Company may allot bonus shares, as the Board may decide, subject to the conversion of part of the profits of the Company, within the meaning of section 302(b) of the Companies Law, into share capital, from a premium of shares or from any other source included in the shareholders equity of the Company as stated in the last Financial Statements of the Company, in such amount as may be determined by the Board and which shall not be less than the par value of the bonus shares.

147.2.
When deciding on the allotment of bonus shares, the Board shall determine whether the bonus shares shall be of one class to all shareholders notwithstanding the classes of shares held by them, or that each such shareholder shall receive bonus shares of the same class in respect of each class of shares held by him/her.

147.3.	Bonus shares allotted in accordance with this Article shall be deemed fully paid up.

148.
When deciding upon the allotment of bonus shares, the Board may decide that the Company shall transfer to a special fund designated for the distribution of bonus shares in the future, such sum as the conversion thereof to share capital shall be sufficient to allot to any person who is at such time entitled for any reason whatsoever to purchase shares in the Company (including an entitlement which can only be realized at a subsequent date), those bonus shares to which such person would have been entitled had he realized his entitlement to purchase such shares prior to the date determining the right to receive the bonus shares (in this Article - "The Determining Date"). If subsequent to the determining date, such person shall realize his entitlement to purchase the shares or part of them, the Company shall allot to him/her those bonus shares of a par value which he would have received had he realized, prior to the determining date, his entitlement to purchase those share which he actually did purchase, the aforesaid by converting to share capital an appropriate part of the aforesaid special fund.  Bonus shares shall entitle the holders thereof to participate in the distribution of cash dividends or bonus shares commencing at such time as is fixed by the Board.  For the purpose of fixing the amount to be appropriated to the aforesaid special fund, any amount appropriated to the fund in respect of previous distributions of bonus shares, shall be deemed as though it had already been capitalized and there had been allotted therefrom shares entitling the persons entitled to purchase shares, to the bonus shares.

149.
Subject to the rights assigned to the classes of shares issued by the Company and to the provisions of these Articles, a dividend or bonus shares shall be distributed between the shareholders proportionately to the par value of each share without taking into consideration any premium paid for such share.

150.	In order to carry out any resolution for the distribution of a dividend or for the allotment of bonus shares, the Board is authorized:

150.1.	To settle as it may deem fit any difficulty which may arise and to take such steps as it may deem necessary in order to overcome the difficulty.

150.2.
To decide that fractions or fractions less than an amount fixed by the Board, shall not be taken into account in order to adjust the entitlement of the shareholders or to decide on the sale of fractions of shares and the distribution of the net proceeds between the persons entitled thereto.

150.3.
To authorize signature on behalf of the shareholders of any agreement or other document which may be required in order to give effect to the allotment and/or distribution, and in particular to authorize the signature and lodging for registration of a document in writing in accordance with section 291 of the Companies Law.

150.4.	To determine the value of certain assets to be distributed and to decide that payments in cash shall be paid to the shareholders on the basis of the valuation so determined.

150.5.	To vest monies or specific assets in trustees for the persons entitled thereto, as the Board may deem expedient.

150.6.	To make any other arrangement or settlement as may in the opinion of the Board be required in order to enable the allotment or the distribution, as the case may be.

151.

151.1.	Dividends or other benefits in respect of shares shall not bear interest.

151.2.
As long as amounts of dividends resolved to be distributed have not yet been collected by the persons entitled thereto, the Company may use them for its purposes without any limitation and it shall not be bound to deposit the same in a trust account or in any yield bearing account or to segregate them in any other manner, and the Company shall not be considered as a trustee in respect thereof. The Company may forfeit any amount of dividend not collected by the person entitled thereto by the end of seven years from the date fixed for the payment thereof.

152.
The Company may withhold any dividend or bonus shares or other benefit rights in respect of shares the consideration for which, in whole or in part, has not been paid to the Company at the date set for it, and to collect any such amount as aforesaid or consideration received from the sale of the bonus shares or other benefit rights, on account of the debts in respect of the said shares, the aforesaid whether the said shares are solely owned by the shareholder in debt or whether the shares are owned jointly with other shareholders.

153.
The Company may withhold any dividend or bonus shares or other rights in respect of shares of which a person is entitled to be registered as owner thereof in the Register or which he is entitled to transfer, in accordance with Article 31 above, until such person is registered as the owner thereof or until he shall duly transfer them, as the case may be.

154.
The Board may, from time to time, decide upon the mode of payment of dividends or allotment of bonus shares or transfer thereof to the persons entitled thereto and may also determine instructions, procedures and arrangements relating thereto, both with regard to the registered shareholders and also with regard to unregistered shareholders. Without derogating from the generality of the aforesaid, the board may determine as follows:

154.1.
Subject to the provisions of 154.2 and 154.3 hereafter, any dividend or monies to be distributed to a registered shareholder, shall be paid by posting a check to his address as registered in the Shareholders Register, or in the case of jointly registered shareholders, to the person whose name appears first in the Shareholders Register with regard to such shares.  The posting of any check as aforesaid shall be at the risk of the registered shareholder.

154.2.	Dividend which amount to less than a specific amount fixed by the Board, shall not be sent by check as aforesaid and the provisions of 154.3 hereinafter shall apply thereto.

154.3.	Payment of a dividend or monies to be distributed to registered shareholders shall be effected at the Office or at such other place as the Board may fix.

154.4.	Any dividend distributed to unregistered shareholders shall be transferred to such shareholders by means of the Nominee Company or in such other manner as the Board may determine.

155.
If two or more persons are registered in the Register as joint owners of any share, each of them is entitled to give a valid receipt in respect of any dividend, share or other security, or other monies or rights payable in respect of such share.

Company Documents

156.

156.1.
Shareholders shall not have a right to peruse the documents of the Company or any of them, unless such right has been conferred upon them by any legislation or regulation in the circumstances determined for such purpose.

156.2.
Without derogating from the aforesaid in Article 156.1 above, the Board may, at its discretion, permit the perusal of the documents of the Company, or any of them, also to shareholders or any of them, as it may at its discretion deem fit.

157.
Subject to the provisions of any Law, any book, list or Register which the Company is, by law or by these Articles, bound to maintain, shall be kept by such technical, mechanical or other means as may be decided by the Board.

Financial Statements

158.	The Financial Statements of the Company shall be signed by the persons authorized by the Board for such purpose, as required by law.

Auditors

159.	An accountant auditor or accountant auditors shall be appointed at every Annual Meeting and shall officiate until the closing of the following Annual Meeting.

160.

160.1	The Board shall at its discretion determine the auditing fees of the accountant auditor appointed.

160.2	Fees of the accountant auditor in respect of additional services to the Company which are not audit acts, shall be determined by the Board at its discretion.

Notices

161.
The giving of notices or service of documents to shareholders and to the Nominee Company, in accordance with the provisions of the Companies Law or of these Articles, shall be effected in one of the manners referred to in this Chapter.

162.	Notice of General Meeting shall be served as in Article 56 above.

163.
163.1.
Without derogating from the aforesaid, the Company may serve a shareholderwith any notice or document, by delivery by hand or by facsimile or by dispatch by post or by email. Dispatch by post shall be to the last address of the shareholder registered in the Company’s Register, or if no such address is registered, to such address as may have been furnished by him/her to the Company for the purpose of sending notices to him. Notice delivered by facsimile shall be delivered to the shareholder to the number given by him/her to the Company. Notice delivered by email shall be delivered to the shareholder to the address given by him/her to the Company.

163.2.	A notice or document delivered by hand to a shareholder shall be deemed to have been served at such time as delivered by hand.

163.3.
A notice or document dispatched by post, shall be deemed to have been duly served, if handed in for dispatch at any post office when correctly addressed and properly stamped.  Service shall be deemed to have been effected at such time as the letter is delivered by the post in the usual course and not later than two days from the date that the letter containing such notice was handed to the post office.

163.4.	A notice sent by facsimile or by email shall be deemed to have been served twenty four hours after dispatch.

164.
Without derogating from the aforesaid, the Company may serve a notice to the shareholders by a single publication in two daily newspapers published in Israel in Hebrew, either in addition or in place of a notice as in Article 163 above.  The date of publication in the newspaper shall be deemed to be the date on which notice was received by the shareholders.

165.	The Company may give notice as to service of a document at the office or at such other place as may be fixed by the Board or as to service in any other manner, including by means of internet.

166.	The Company may serve a notice or document to joint shareholders by the dispatch of the same to the shareholder whose name appears first in the Shareholders Register with regard to such share.

167.
The service of a notice or document to one member of a family residing together with the person for whom the notice or document is intended, shall be deemed as service of the same to the intended person.

168.
Any person who by operation of law, transfer or other means shall become entitled to any share, shall be bound by every notice in respect of such share which was duly given, prior to the entry of his details in the Register, to the person from whom he derives his title to such share.

169.
Any notice or document given to a shareholder of the Company in accordance with the provisions of these Articles, shall be deemed to have been duly served notwithstanding the decease, bankruptcy or liquidation of such shareholder or the transmission of the right to the shares by law (whether or not the Company is aware of same), so long as no other person has been registered as owner of the shares in his place, and dispatch or delivery as aforesaid shall for all intents and purposes be deemed sufficient with regard to any person having an interest in such shares and/or entitled to them by virtue of transmission of the right by law, whether jointly with such shareholder or on his behalf or in his place.

170.
Subject to the provisions of any Law, any shareholder, director or other person entitled to receive notice in accordance with these Articles or by the Companies Law, may waive receipt of same, either in advance or retroactively, either with regard to a specific instance or generally, and by his doing so, it shall be deemed as though the notice had been duly given, and any procedure or act in respect of which the notice was bound to be given, shall be deemed as valid and effective.

171.
A certificate in writing signed by a director or by the secretary of the Company with regard to the dispatch or giving of a notice in one of the manners detailed in these Articles, shall constitute conclusive evidence to the facts detailed in such certificate.

172.
When prior notice of a given number of days or a notice effective for a specific period is required to be given, the day of service shall, unless otherwise determined, be counted in the number of days or the specific period.  If notice is given in more than one of the manners detailed above, it shall be deemed to have been given at the earliest of the times at which it is deemed to have been served, as aforesaid.

An accidental omission in giving notice of a general meeting to any shareholder or non-receipt of notice of a meeting or any other notice by a shareholder shall not cause the cancellation of a resolution passed at such meeting or cancellation of proceedings based on such notice.

Merger

173.
Approval of merger as provided in section 327 of the Companies Law, is subject to a simple majority at the General Meeting or Class Meeting, as the case may be, all the aforesaid subject to the provisions of any law.

Winding Up

174.
Subject to the provisions of any law, the liquidator, whether on voluntary or other liquidation, may in accordance with a resolution of a General Meeting carried by a special majority, distribute between the shareholders in specie, the excess assets, in whole or in part, and may in accordance with a resolution of a General Meeting carried by a special majority, vest any part of the excess assets in trustees upon such trust for the shareholders as the liquidator may deem fit.  For the purpose of the distribution of the excess assets in specie, the liquidator may determine the proper value of the assets available for distribution and determine how the distribution between the shareholders will be carried out taking into consideration the rights of the various classes of shares of the Company owned by them.

Articles of Association of

Elron Electronic Industries Ltd.

Table of Contents

		Sections	Pages
1.	Introduction	1	~~1-3~~ 1-4
2.	Name of the Company	2	~~3~~4
3.	Limitation of Liability	3	~~3~~4
4.	Objects of the Company	4	~~3~~4
5.	Business	5	~~3~~4-5
6.	Donations	6	~~3-4~~5
7.	Registered Office	7	~~4~~5
8.	The Articles	8-10	~~4~~5
9.	Registered Share Capital	11	~~4~~5
10.	The Shares	12-14	~~4-~~5-6
11.	Share Certificates	15-19	~~5-~~6-7
12.	Payments for Shares	20	~~6~~7
13.	Forfeiture of Shares	21	~~6-7~~8
14.	ransfer of Shares	22-33	~~7-~~8-10
15.	Alteration of the Share Capital	34-37	~~8-9~~ 10-11
16.	Modification of Rights	38-40	~~10~~11
17.	Issuance of Shares and Other Securities	41-44	~~10-~~11-12
18.	Redeemable Securities	45	~~11~~12
19.	Registers	46-48	~~11-~~12-13
20.	General Meetings	49-58	~~12-14~~ 13-15
21.	Proceedings at General Meetings	59-64	~~14-~~15-16
22.	Voting and Carrying of Resolutions at General Meetings	65-80	~~15-18~~ 16-19
23.	The Board of Directors	81-92	~~18-20~~ 19-21
24.	External Directors	93	~~20~~22
25.	Powers and Duties of the Board	94-98	~~20-~~22-23
26.	Receipt of Credit and the Grand of Guaranties and Securities	99	~~22~~23
27.	Committees of the Board	100-104	~~22-23~~24
28.	Proceedings of the Board	105-118	~~23-25~~ 24-26
29.	Minutes	119-120	~~25~~26-27
30.	The General Manager	121-129	~~25-26~~27

31.	Validity of Articles and Approval of Transactions	130-133	~~26-27~~28
32.	Signature on behalf of the Company	134-135	~~27~~28-29
33.	Appointment of Attorneys	136	~~27~~29
34.	Exemption, Indemnity and Insurance	137-143	~~28-30~~ 29-32
35.	Dividends, Reserve Funds and Capitalization of Reserve Funds	144-155	~~30-33~~ 32-35
36.	Company Documents	156-157	~~33-34~~36
37.	Financial Statements	158	~~33~~36
38.	Auditors	159-160	~~34~~36
39.	Notices	161-172	~~34-36~~ 36-38
40.	Merger	173	~~36~~38
41.	Winding Up	174	~~36~~38

ii

_____________________, 2011

Dear Mr./ Ms. ___________

English Translation of Indemnification Letter

Whereas on ____________ the Company’s board of directors resolved, after approval therefor had been received from the Company’s audit committee, to approve the grant of this letter to all of the directors serving and who will serve from time to time at the Company, as well as to the officers of the Company who are or whose relatives are controlling shareholders in the Company and/or in the granting of which the controlling shareholders of the Company may have a personal interest, who serve and will serve from time to time at the Company, in respect of any acts carried out by them in their capacity as officers of the Company,as well as in respect of any acts carried out by them in their capacity, at the Company's request, as officers of another company, of which the Company is a shareholder, either directly or indirectly, or in which the Company has any interest whatsoever ("Another/Other Company") in accordance with the provisions of the Companies Law and other laws and the terms of indemnification specified in this Letter;and

Whereas, on ____________ the general meeting of the Company also approved the said resolution; and

Whereas on ___________ the Company’s board of directors resolved, after approval therefor had been received from the Company’s audit committee, to approve the grant of this Letter to the officers of the Company as well, for which the general meeting approval is not required, according to the provisions of the Companies Law and other laws and the terms of indemnification specified in this Letter.

We hereby notify you as follows:

1.	Indemnification Undertaking

Without derogating from the Company’s right to indemnify you retroactively, as permitted in the Company’s articles of association, the Company hereby undertakes as follows:

1.1.
To indemnify you for any liability or expense, as specified below, imposed upon you or expended by you as a result of acts carried out by you (including acts carried out prior to the date of this Letter) and/or to be carried out by you, in your capacity as an officer at the Company.

1.1.1.
A monetary liability that shall be imposed upon you in favor of a third party pursuant to a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court, provided that such liability will be connected directly or indirectly, to one or more of the events specified in the Addendum hereto, or any part thereof or related thereto, directly or indirectly, provided that the maximum amount of the indemnification for such liability shall not exceed the amount specified in Section 2 below;

1.1.2.
Reasonable expenses of the proceedings, including lawyers' fees, to be expended by you due to an investigation or proceeding that was conducted against you by an authority which is authorized to conduct an investigation or proceeding, and which has ended without the filing of an indictment against you and without a monetary liability being imposed upon you in lieu of criminal proceeding, or which has ended without the filing of an indictment against you but with the imposition of a monetary liability in lieu of a criminal proceeding in an offense which requires no proof of a criminal intention or in respect of a monetary sanction;

In this paragraph – “A proceeding ending without the filing of an indictment in a matter on which a criminal investigation has been instituted” and “Monetary liability in lieu of a criminal proceeding” – including in their meaning in Section 260 (a)(1a) of the Companies Law as shall be amended from time to time.

1.1.3.
Reasonable expenses of the proceedings, including lawyers' fees, to be expended by you or imposed upon you by a court, in proceedingsissued against you by the Company or on its behalf or by a third party, or in criminal proceedings from which you shall be acquitted, or in criminal proceedings in which you shall be convicted of an offense which do not require proof of criminal intention;

1.1.4.	Payment to a party injured by a breach, which will be imposed upon you in connection with an administrative proceeding;

1.1.5.	Expenses that you shall incur in connection with an administrative proceeding that was conducted in your case, including reasonable expenses of the proceedings, including lawyers' fees.

In this Section, “A Third Party” – including in case of a claim filed against you by way of a derivative claim.

2.
The aggregate indemnification amount  that the Company shall pay its officers, including officers serving or who will serve upon the Company’s request as officers in Other Companies, pursuant to all the letters of indemnification that shall be issued by the Company, pursuant to the indemnification decision, for liability as stated in Section 1.1.1 above, shall not exceed 25% (twenty five percent) of the shareholders equity (in U.S. dollars) of the Company according to the Company's last (annual or quarterly) financial statements known before the actual indemnification payment (the “Maximum Indemnification Amount”) in addition to sums that may be received, if any, from insurance companies in connection to insurance policies that the Company has purchased.

2

2.1.
If and insofar as the sum of all of the indemnification amounts that the Company shall be required to pay to officers thereof, as stated in Section 1.1.1 above, shall exceed the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount (as being at that time) according to Section 2 above, the Maximum Indemnification Amount, or the balance thereof, as the case may be, shall be divided among the officers who shall be entitled to such indemnification,which they have requested but not yet received, such that the indemnification amount that each one of the officers shall receive, in practice, shall be calculated according to the ratio between the sum of the indemnifiable liability of each of the officers and the total sum of the indemnifiable liability of all of such officers, in the aggregate.

2.2.
Upon the occurrence of an event for which you may be entitled to indemnification in accordance with the aforesaid, the Company shall make available to you, from time to time, such funds as are required to cover the expenses and other various payments involved in the handling of such legal and/or administrative proceeding, including in inquiry and investigation proceedings, such that you will not be required to pay or finance the same yourself, and all subject to the conditions and provisions of this letter of indemnification.

3.	Without derogating from the aforesaid, the indemnification undertaking pursuant to this Letter is subject to the provisions of this Section:

3.1.
You shall notify the Company of any legal and/or administrative proceeding (including inquiry/investigation proceedings) to be instituted against you in connection with any event for which the indemnification may apply and of any threat that shall be delivered to you in writing according to which such proceeding is to be instituted against you, with the appropriate promptness after first learning thereof, and you shall forward to the Company, or to whomever it shall instruct you, any document in connection with such proceeding. The aforesaid is subject to any bar to do so pertaining to any proceeding, applicable to you according to law.

3.2.
Subject to the same not contradicting the terms and conditions of the officer liability insurance policy of the Company – the Company shall be entitled to assume the handling of your defense against such legal and/or administrative proceeding (including inquiry/investigation proceedings) and/or to entrust such handling to any attorney whom the Company shall choose for this purpose (other than an attorney who shall be unacceptable to you, on reasonable grounds), provided that all of the following cumulative conditions shall be fulfilled: (a) The Company shall have given notice, within 45 days from the date of receipt of the notice as stated in Section 3.1 above (or a shorter period if required for the purpose of filing your statement of defense or your response to the proceeding), that it shall indemnify you in accordance with the provisions of this Letter; (b) The legal and/or administrative proceeding (including inquiry/investigation proceedings) against you shall include only a claim for financial compensation. In handling the proceedings, the Company and/or such attorney will be entitled to act according to their sole discretion to conclude such proceeding; the attorney so appointed will act and will owe a duty of trust to the Company and to you. Where a conflict of interests between you and the Company and/or the Other Company shall arise, the attorney shall notify thereof, and you will be entitled to appoint an attorney on your behalf and the provisions of this Letter of Indemnification shall apply to the expenses that you shall incur in respect of such appointment.In case that the Company shall elect to settle in respect of a monetary charge or decide a dispute by way of arbitration in respect of a monetary charge, it may do so, insofar as the claim against you and/or the threatened claim against you as aforesaid in Section 3.1 above shall be fully removed. Upon the Company’s request, you shall sign any document which will authorize it and/or any such attorney, to handle in your name your defense in the same proceeding, and represent you in all matters related thereto, according to the aforesaid.

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3.3.
You shall cooperate with the Company and/or with any attorney as aforesaid in any reasonable manner as shall be required of you by any of them in handling such legal and/or administrative proceeding (including inquiry/investigation proceedings), provided that the Company shall arrange to cover all of the expenses entailed therein, in a manner that you shall not be required to pay or finance them yourself, all subject to the provisions of this Indemnification Letter.

3.4.
Whether the Company shall act according to the provisions of Section 3.2 above or not, it shall ensure the coverage of all of theexpenses and various other payments stipulated in Section 1.1 above in a manner that you shall not be required to pay them or finance them yourself, without such derogating from the indemnification secured to you according to the provisions of this Letter, all subject to the provisions of Section 2 above.

3.5.
Your indemnification in connection with any legal and/or administrativeproceeding (including inquiry/investigation proceedings) against you, as stated in this letter, will not apply with respect to any amount that shall be due from you following a settlement, arbitration or arrangement for abstention from institution of proceedings or cessation of proceedings in an administrative proceeding (“Arrangement”), unless the Company shall consent in writing to such settlementto such arbitration being conducted, or to engaging in such Arrangement, as the case may be. Notwithstanding the aforesaid, in an administrative proceeding, the Company’s consent as aforesaid shall only be required if the Arrangement imposes or is expected to impose on the Company financial liabilities (except for expenses of the proceedings). The Company shall not withhold its consent to such settlement, to such arbitration being conducted or to engaging in such Arrangement, as the case may be, for unreasonable grounds.

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3.6.
The Company will not be required to pay, pursuant to this Letter, funds actually paid to you, or in your name or in your stead in any manner, in connection with an insurance policy or indemnification commitmentof any partyother than the Company. For avoidance of doubt, it shall be clarified that the indemnification according to this Letter shall apply in respect of all other amounts that may be due to you beyond (and in addition to) an amount to be paid (if any) in connection with such insurance and/or indemnification.

3.7.
Upon your request for a payment in respect of any case, pursuant to this letter, the Company shall employ all of the necessary actions according to law for payment thereof, and will act for the arrangement of any approval required therefor, if any, including a court approval, if and insofar as it shall be required.

4.
The Company’s undertakings according to this Letter are subject to the provisions of any law, as shall exist from time to time, including the provisions of the Companies Law, especially the provisions of Chapter 5 of Part VI of the Companies Law, addressing transactions with interested parties.

5.
The Company’s undertakings according to this letter shall be available to you and/or your estate, also after expiration of your term of office as an officer of the Company and/or Another Company, provided that the acts in respect of which the indemnification undertaking pursuant to this Letteris being granted were and/or shall be carried out during the period of your term of office as an officer of the Company and/or Another Company. It is further clarified that subject to the provisions of Section 12 of this Indemnification Letter, the Company’s undertakings according to this Indemnification Letter will apply also in respect of events which occurred prior to the signing of this Indemnification Letter.

6.
In the event that the Company shall pay you or in your stead any amounts in the context of this Letter in connection with proceedings as aforesaid, and it shall subsequently transpire that you are not entitled to indemnification from the Company for such amounts, such amounts shall be deemed as a loan given to you by the Company, which shall bear interest at the minimal rate required from time to time according to law, to avoid causing a taxable benefit, and you shall be required to repay such amounts to the Company, when you shall be requested to do so thereby in writing and according to a payment schedule to be determined by the Company, of which final repayment date shall not exceed 24 months.

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7.	In this Indemnification Letter –

The “Companies Law” -	The Israel Companies Law, 5759-1999;
“Securities Law” -	The Israel Securities Law, 5728-1968;
The “Joint Investments Law”	The Israel Joint Investments in Trust Law, 5754-1994;
The “Advice Law” -	Israel Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995;
The “Insurance Supervision Law” -	The Israel Financial Services (Insurance) Supervision Law, 5741-1981;
The “Pension Funds Law” -	The Israel Financial Services (Pension Funds) Supervision Law, 5765-2005;
“Officer” -	In its meaning in the Companies Law and including an employee of the Company;
“Act” or any derivative thereof -
Including a resolution and/or omission (or any derivative thereof) implicitly, and including your acts prior to the date of this Indemnification Letter during the term of your office as an officer at the Company and/or Another Company;

“Administrative Proceeding” -
A proceeding pursuant to Chapter H3 (imposition of a monetary sanction by the authority), Chapter H4 (imposition of administrative enforcement measures by the administrative enforcement committee) or Chapter I1 (Arrangement for avoidance of institution of proceedings or cessation of proceedings, contingent upon conditions) of the Securities Law; Proceeding pursuant to Chapters J, J1 and K1 of the Joint Investments Law; Proceeding according to Chapters G1, G2 and H1 of the Advice Law;  Proceeding according to Chapter I1 of the Insurance Supervision Law and according to Chapter H of the Pension Funds Law; Proceeding for imposition of a monetary sanction according to Article D of Chapter 4 of Part IX in the Companies Law, as shall be amended from time to time; and also any other administrative proceeding which according to law, indemnification may be granted for payments related thereto or expenses incurred in relation thereto;

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“Payment to a Party Injured by Breach” -
Payment to a party injured by breach as stated in Section 52(54)(a)(1)(a) of the Securities Law (including as applied in the Joint Investments Law and in the Advice Law); as well as payment to a party injured by breach imposed by the Commissioner of the Capital Market according to Section 92L of the Insurance Supervision Law or Section 47 of the Pension Funds Law.

All statements in the masculine, include feminine implicitly.

Any place where the name of a law or a section of law is referred to in this Indemnification Letter, the intention is to the form thereof as shall be amended from time to time (directly or through another law) and including regulations promulgated thereunder and provisions given according thereto.

8.
The Company’s undertakings pursuant to this Indemnification Letter shall be construed broadly and in a manner designed to fulfill the same, as far as is permissible by law, for the object for which they were intended. In any case of discrepancy between any provision of this Indemnification Letter and any provisions of mandatory law, which cannot be modified or supplemented, the said legal provision shall prevail, although this shall not prejudice or derogate from the validity of the remaining provisions in this Indemnification Letter.

9.	The Addendum to this Indemnification Letter constitutes an integral part hereof.

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10.
The indemnification undertaking pursuant to this Indemnification Letter does not constitute a contract in favor of any third party, including any insurer, and no insurer shall have any right to demand the Company’s participation in a payment for which the insurer is liable according to the policy executed  therewith (except for the deducible amount).

11.
This Indemnification Letter shall be governed by Israeli law, and sole jurisdiction is conferred upon the court in Tel Aviv-Jaffa to hear disputes that shall derive from this Indemnification Letter. However, in case that a legal proceeding be instituted against you in another court by any third party, for which you are entitled to indemnification or any other right according to this Letter from the Company, the said court shall also be authorized to hear the disputes deriving from this Indemnification Letter, in respect of such proceeding.

12.
The provisions of this Indemnification Letter prevail any prior undertaking or agreement (prior to the signing of this Indemnification Letter), whether written or oral, between the Company and the officer on the matters specified in the Indemnification Letter, also in respect of events that occurred prior to the signing of this Indemnification Letter and prior to any indemnification being requested from the Company in respect thereof. The aforesaid is contingent upon a prior indemnification letter provided to the officer, if any, continuing to apply and remaining in effect in respect of any event that had occurred prior to the signing of this Indemnification Letter (even if indemnification in respect thereof was requested from the Company after the signing of the amended indemnification letter), if the terms of this Indemnification Letter worsen the indemnification terms for the officer in respect of such event, subject to any law.

In witness the Company has signed, through its signatories, who have been duly authorized.

________________________
Elron Electronic Industries Ltd

I confirm receipt of this Letter and confirm my agreement to all terms herein.

___________________________
Date:	_______________________

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The Addendum

Subject to the provisions of law, these are the kinds of events:

1.
An offering, issue and self-purchase of securities by the Company or by a subsidiary, a corporation controlled by the Company or another company, in which the Company is a shareholder, directly or indirectly, or that the Company has any interest in whatsoever (the “Company”) or by a shareholder of the Company, including, but without derogating from the generality of the aforesaid, an offering of securities to the public pursuant to a prospectus or otherwise, a private placement or a securities offering in any other manner, or the issuance of bonus shares, or the performance of a tender offer or sale offer (including the offering of securities which was not ultimately executed), in or outside Israel, as well as other actions in respect of securities.

2.
An event deriving from the Company being a public company or a reporting corporation, as such terms are defined in the Companies Law, or deriving from the fact that its shares or other securities shall have been offered to the public or deriving from the fact that its shares or securities are traded on a stock exchange in or outside of Israel or are held by the public in Israel or abroad.

3.	Sale, purchase or holding of investments by or for or in the name of the Company.

4.
Events associated with the execution of investments by the Company in any corporations, before, during and after the investment is executed, during the engagement, the signing, development and monitoring, including actions performed in the name of the Company as a director, officer, employee or observer on the board of directors of the corporation in which the investment is being executed.

5.	Events related to consultation to the Company, performance and management of investments by the Company in any corporations.

6.
Transactions and acts of the Company in their meaning in Section 1 of the Companies Law, including the execution, cancellation thereof and/or actions or transactions that the Company shall refrain from implementing, negotiations for engagement in a transaction, due diligence inquiry (including the non-performance thereof), transfer, sale, lease, renting, pledge or purchase of assets or liabilities, including securities, or rights or grant or receipt of a right in any of them including a tender offer of any type or merger of the Company with another entity, receipt of credit and grant of securities, cooperation agreements, ventures and management agreements, as well as another transaction in securities issued and/or to be issued by the Company, all whether the Company is a party thereto or not, and whether the transactions and/or act as aforesaid be concluded or not for any reason.

7.
An act in respect of the issuance of licenses and permits, including, but without derogating from the generality of the aforesaid, approvals and/or exemptions related to antitrust, the Chief Scientist and the Commissioner of the Capital Market, Insurance and Savings at the Israel Ministry of Finance.

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8.
An act or decision as well as any claim or demand either directly or indirectly connected with employment relations at the Company or held companies, employees’ rights, including, without derogating from the generality of the aforesaid, negotiations, engagement and implementation of personal or collective employment agreements, employee benefits, allocation of options and other securities, loans to employees, employment and engagement terms, compensation, admission to work, employment and non-employment, promotion of employees, handling pension arrangements, insurance and saving funds and other benefits, hygiene and safety at work and injuries at work and so forth.

9.
An act or omission related to information, representations, estimates, opinions, financial statements, reports or notices and applications for approval (as well as the actions underlying the same), filed with judicial and administrative authorities by the Company and/or in relation with the Company and its operations (even if not filed by the Company itself)(including the refraining from filing such report or notice) according to any law, including but without derogating from the generality of the aforesaid, the Companies Law or the Securities Law, including regulations promulgated thereunder, or according to rules or directives prevailing in the stock exchange in or outside Israel, or according to the directives of a qualified authority, including, without derogating from the generality of the aforesaid, the securities authority (in Israel and in the USA – SEC), the Antitrust Authority, Income Tax, the Databases Registrar, the Companies Registrar, the Trademarks Registrar, the Pledges Registrar, the Land Registrar, the Tel Aviv Stock Exchange Ltd., the Commissioner of the Capital Market, Insurance and Saving at the Ministry of Finance, the Supervisor of the Banks, local authorities, other qualified authorities in the field of communication, energy, planning and construction and so forth, whether in Israel or in other countries around the world, or according to the provisions of the tax laws applicable to the Company, as well as a claim or demand in respect of non-disclosure or failure to provide any type of information on the date required by law.

10.	Transferring information required or permitted for transfer according to law to companies who are interested parties in the Company.

11.	An act or omission in respect of voting rights in the Company or in held companies and the operation thereof.

12.
Any proceeding (including a claim) or demand in respect of intellectual property rights of the Company or of held companies, the registration thereof, enforcement and protection thereof, and/or in respect of a violation carried out or claimed to have been carried out of an intellectual property right and/or in respect of abuse through an act and/or omission in third party intellectual property by the Company or anyone on its behalf.

13.
An act or omission in respect of the taking out and/or activation and/or handling of insurance arrangements and/or risk management, as well as any matter in respect of negotiations in respect of insurance agreements, engagement in insurance agreements, terms of insurance policies and the activation of insurance policies.

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14.
Any claim or demand filed by a lender or creditor of the Company in respect of funds loaned thereto thereby, and/or debts and/or undertakings of the Company and/or of a company held by the Company thereto.

15.	Any claim or demand filed by the purchasers, owners, lessors, tenants or other holders of assets or products of the Company, for damage or losses related to the use of the said assets or products.

16.
An act or omission in respect of issues in the field of environmental quality and/or in the field of planning and building, including any legal or administrative proceeding, whether in or outside Israel, in matters related, directly or indirectly, to environmental quality or the provisions of law, procedures or standards, as applicable in or outside Israel, in respect of environmental quality, and related, inter alia, to contamination, protection of health, production proceedings, distribution, use, handling, storage and transportation of hazardous materials including for bodily, property and environmental damage.

17.
Any act or omission related to the distribution, as defined in the Companies Law, including the purchase of the Company’s shares, provided that the indemnification for any such act or omission does not constitute breach of any law.

18.
Claim or demand addressing any act or omission performed for the change of the Company’s structure and/or reorganization thereof or any decision pertaining thereto, as well as any act, omission, claim or demand in respect of: merger, split, arrangement pursuant to the Companies Law, allotment or distribution as defined in the Companies Law.

19.
Expression, statement including a position or opinion  expressed in good faith by the officer while in office and in his capacity as officer, including in negotiations and engagements with suppliers or customers, and including within the context of meetings of the management, board of directors or any committee thereof.

20.
Any claim or demand filed in respect of an appointment or motion for the appointment of a receiver for the Company or in respect of a motion for dissolution against the Company or in respect of any proceeding for settlement or arrangement with creditors of the Company.

21.	Class actions or derivative actions in connection with the Company and its operations.

22.
Acts and/or omissions in respect of the application for and/or receipt and/or renewal of licenses and/or approvals and/or permits required for the operations and business of the Company or that led to the non-renewal or revocation and/or non-compliance of the Company therewith or with standards and/or directives and/or requirements and/or procedures of a qualified authority by virtue of laws and/or orders and/or regulations that are relevant to the operations and business of the Company.

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23.
Proceedings, in or outside Israel, on matters related directly or indirectly, to the Israel Antitrust Law, 5748-1988 and/or to orders and/or regulations and/or rules promulgated thereunder, and/or approvals and/or permits issued by virtue thereof, including binding arrangements, mergers and monopolies.

24.
All matters related to the preparation and/or approval of financial statements including acts or omissions related to the adoption of financial reporting standards (including international financial reporting standards – IFRS), preparation and signature on the Company’s financial statements, consolidated or separate, as applicable as well as in connection with the preparation and/or approval of the Board of Directors report and/or business plans and projections and/or the provision of an estimate in respect of the effectiveness of the internal auditing in the Company and in respect of other issues included in the financial statements and the Board of Directors report, as well as provision of certifications referring to the financial statements – all, whether pursuant to the reporting requirements according to Israeli law or according to foreign law.

25.
All matters related to the preparation and/or filing of any reporting and disclosure document pursuant to securities laws in or outside Israel, including periodic reports according to the securities laws in Israel and the filing of periodic reports according to securities laws in the USA.

26.
An act or omission in respect of the formulation of a business plan, formulation of a work plan, including in respect of pricing, marketing, distribution, instructions to employees, customers, agents, marketers and suppliers and any cooperation, the Company’s policy and procedures thereof; execution of actions following or in accordance with the Company’s policy, procedures and proceedings prevailing therein, whether published or not.

27.
All matters related, directly or indirectly to the management of the Company’s investment portfolio and/or the bank accounts, including foreign currency deposits, securities, loans and credit facilities, charge cards, bank guarantees, letters of credit, investment consulting agreements, including with portfolio managers, hedging transactions, options, future contracts and so forth.

28.	Acts related to the filing of bids for tenders and/or franchises and/or licenses, of any type whatsoever.

29.	An act contrary to the incorporation documents of the Company.

30.	An act pertaining to a tax liability of the Company and/or of its shareholders.

31.	Breach of the provisions of any agreement to which the Company is party, whether actually performed or is claimed to have been performed.

32.
An act or decision, related directly or indirectly to the Company’s trade relations and/or the Company’s business, including with employees, external contractors, customers, suppliers, franchisers, consultants, tenants and service providers, or any third party conducting any type of business, directly or indirectly, with the Company, including negotiations, the execution and performance and/or non-performance of contracts with all of the aforesaid.

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33.
Any claim or demand that are filed, by a third party suffering a bodily injury or damage to an asset, resulting from an act or omission which are attributed to the Company and/or employees, managersand/orofficers thereof and/or anyone on behalf thereof.

34.	Any action, act and/or omission which caused bodily harm, sickness, death and/or damage to property, including loss of use thereof.

35.
Decisions and/or acts pertaining to the Israel Consumer Protection Law, 5741-1981 and/or orders and/or regulations by virtue thereof, as well as decisions and/or acts pertaining to laws and/or regulations and/or orders and/or rules and/or directives of qualified authorities in matters of product liability, including without derogating from the generality of the aforesaid, the Israel Liability for Defective Products Law, 5740-1980, as well as legislation and regulation in the field of consumer health, as well as decisions and/or actions pertaining to the Israel Law for Supervision of Commodities and Services, 5756-1996 and/or orders and/or regulations promulgated thereunder.

36.	Decisions and/or actsrelated to the Israel Protection of Privacy Law, 5741-1981 and/or orders and/or regulations promulgated thereunder.

37.	Acts within the context of a legal proceeding or an administrative proceeding by the Company and/or against it or against an officer.

38.
Any of the events specified above, in connection with any Other Company (as defined in the beginning of this Indemnification Letter) as well as any of the events specified above, in connection with the capacity as a director or an officer on behalf of the Company or upon the request thereof in Another Company as stated above.

39.	Events related to recruitment and representation of potential investors in the Company.

40.	Involvement in a receivership or dissolution proceeding of held companies in which you served/are serving as a director.

41.
Any provision in this Addendum pertaining to the execution of a certain act, will be construed as referring also to the non-execution or refraining from execution of such act, unless the context of matters in a certain provision requires otherwise.

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